As confidentially submitted with the Securities and Exchange
Commission on June 11, 2021.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KIROMIC BIOPHARMA, INC.
(Exact name of registrant as specified in its charter)
Delaware	2836	46-4762913
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7707 Fannin, Suite 140
Houston, TX 77054
(832) 968-4888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Maurizio Chiriva Internati, DBSc., Ph.Ds.
Chief Executive Officer
7707 Fannin, Suite 140
Houston, TX 77054
(832) 968-4888
(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jeffrey J. Fessler, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112 Tel.: (212) 634-3067	William N. Haddad, Esq Venable, LLP 1270 Avenue of the Americas, 24th Floor New York, NY, 10020 Tel.:(212) 503-9812
Approximate date of commencement of proposed sale to public:
From time to time after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 11, 2021
          Shares
Common Stock
Kiromic BioPharma, Inc.

We are offering [       ] shares of our common stock on a firm commitment basis. Our common stock is listed on the Nasdaq Capital Market under the symbol “KRBP” and, on June 10, 2021, the last reported sale price of our common stock on the Nasdaq Capital Market was $10.30 per share.
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price
Underwriting discounts and commissions(1)
Proceeds to us, before expenses

(1)
Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 133 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to             additional shares of common stock solely to cover over-allotments, if any.
The underwriters expect to deliver the shares to purchasers on or about June       , 2021.
ThinkEquity
a division of Fordham Financial Management, Inc.
The date of this prospectus is            , 2021

KIROMIC

Diamond AI

Artificial Intelligence
Neural Network
for Target Prediction

Revolutionizing Next-Gen Allogenic CAR Therapy for Solid Tumors

How Diamond Works

+1,000,000,000 data points

The Cancer Genome Atlas
Public Databases
Cancer immune peptides database
Private
Diamond Proprietary
Diamond Proprietary
Diamond AI
iCloud
Web Client Accessible
Diamond AI
r-Epitope
Epitope Selection
Diamond AI
Cancer Splice
Iso-form Selection
3D Visualization
Servers
Iso-forms
A.I. Prediction
Artificial Intelligence Selected Target
Heatmap of T-cell, B-cell epitopes
High expression in cancer cells
Low expression in normal cells
High affinity to TCR
Quantity surface antigen expression signature
Wet Lab Validation
Internal and External
MD Anderson Cancer Center
Baylor University
University of Rome
Humanitas Research Hospital (Milan)
Algorithm Validation
Internal and External
Yale University bioinformatics

You should rely only on the information contained in this prospectus or in any amended prospectus that we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of its delivery or any sale of shares of our common stock.
Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of the prospectus outside the United States. See “Underwriting.”

i

PROSPECTUS SUMMARY
This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying our shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements.
The Company
Overview
Revolutionizing Next-Gen Allogenic CAR Therapies for Solid Tumors.
We are a target discovery and gene-editing company utilizing artificial intelligence and our proprietary neural network platform with a therapeutic focus on immuno-oncology.
Our proprietary target discovery engine is called “Diamond.”
Kiromic’s Diamond is big data science meeting target identification, dramatically compressing man-years and billions of drug development dollars to develop a live drug.
Without Kiromic’s Diamond, the management of all the data required to solve the Target Identification puzzle is both challenging and inefficient. Normal data required for target identification would require manual analysis of thousands of cancer tissue samples with billions of data points, looking at millions of mutations, and poring over thousands of publications on oncology and targets.
Diamond (Screening, Prioritizing, and Harmonizing)
Diamond is a computational platform and a neural network that can identify new cancer immunological targets for T cells and B cells. Diamond is an artificial intelligence and machine learning approach that can identify novel surface tumor targets. It uses public and proprietary samples and can expand into the tumor target space.
Diamond addresses the main challenges in today’s clinical pipeline: target identification.

Diamond generates a prioritized list of cancer immunological targets for T cells and B cells. These targets can be used to create therapies such as antibody therapies, T cell therapies, T cell receptor therapies, CAR-T cell therapies and vaccine therapies.
Diamond’s cognitive and deep learning capabilities extract information from our extensive digital library consisting of clinical studies, genomic and proteomic datasets. Diamond harmonizes all the raw data and creates datasets, which allows us to screen for cancer targets. Diamond will identify and prioritize lists of genes (biomarkers, wild type, mutant, isoform, neoepitope, etc.) that are highly and specifically expressed in the disease of interest while providing its distribution and methylation status across the entire patient population. It also maps out the exact portion of the gene that will elicit an immune response.

Artificial Intelligence Engine's

Compression of Time & Costs

for live drug development

Classic Chemistry
Phase 1
Phase 2
Phase 3
Pre-clinical
Regulatory
Classic Small Molecules + Classic Targets
Target Identification & Validation
Small Molecule A.I. Target Prediction
CAR- Therapy
Diamond AI

Source: Dr. Maurizio Chiriva, Associate Professor at MD Anderson, 2019

Diamond performs meta-analysis and convolution studies while standardizing and normalizing data across multiple and variable experimental platforms, then allows for the visualization of consistent and accurate results in a user-friendly fashion.
See our Diagram below which will walk readers through our process of going from antigens and target libraries to finish with target selection by our artificial intelligence engine.

How Diamond Works

+1,000,000,000 data points

Public Databases
The Cancer Genome Atlas
Cancer immune peptides database
Private
Diamond Proprietary
Diamond Proprietary
Diamond AI
iCloud
Web Client Accessible
Diamond AI
r-Epitope
Epitope Selection
Servers
Diamond AI
Cancer Splice
Iso-form Selection
3D Visualization
Iso-forms
Diamond AI
Artificial Intelligence
Selected Target
Heatmap of T-cell, B-cell epitopes
High expression in cancer cells
Low expression in normal cells
Quantity surface antigen
High affinity to TCR
Wet Lab Validation
Internal and External
MD Anderson Cancer Center
Baylor University
University of Rome
Humanitas Research Hospital (Milan)
Algorithm Validation
Internal and External
Yale University bioinformatics

Prioritizing T and B Cell Targets.   Diamond generates a prioritized list of immunological targets for T cells and B cells. These targets can be used to create therapies such as antibody therapies, T cell therapies, T cell receptor therapies, CAR T cell therapies and vaccine therapies.
Identify Highly Expressed Genes.   Diamond’s cognitive and deep learning capabilities extract information from our extensive digital library consisting of clinical studies, genomic and proteomic datasets. Diamond harmonizes all the raw data and creates datasets which allows us to screen for cancer targets. Diamond will identify and prioritize lists of genes (biomarkers, wild type, mutant, isoform, neoepitope, etc.) that are highly and specifically expressed in the disease of interest while providing its distribution status across the entire patient population. It also maps out the exact portion of the gene that will elicit an immune response.
Performs Meta Analysis.   Diamond performs meta-analysis and convolution studies while standardizing and normalizing data across multiple and variable experimental platforms, then allows for the visualization of consistent and accurate results in a user-friendly fashion.
Predict Isoform Targets.   Cancer cells will down regulate or shed targets in order to avoid detection and destruction by T cells (the immune system). These variations are known as isoforms. CancerSplice also shows a box plot by tissue of expression of the isoform in normal cancer genome atlas tissues and a box plot of the matching isoform in genotype-tissue expression program normal data. The sequence of amino acids that are specific for the selected cancer isoforms are then directly fed to Diamond’s artificial neural capsule network for peptide design and prioritization.
CancerSplice (Isoform Target Prediction)
Cancer cells will down-regulate or shed targets in order to avoid detection and destruction by T cells (the immune system). One mechanism for this tumor defense is the selection for alternative splice forms of target proteins. These variations are known as isoforms. Target isoforms include variations in their primary amino acid sequence that can change both the final folded form of the target plus their ability to be recognized by pre-existing and modified T cells. Within a heterogeneous cancer cell population, isoforms can preferentially expand to avoid detection and destruction by T cells. These isoforms can make it impossible for T cells to outright bind the targets on cancer cells. No binding to the target means no killing of cancer cells.

Surface Expression of Antigens
Iso-form (neotumor epitopes or "targets")
post-transcriptional protein variants
Cancer Cell
Surface Targets
Targets
Targets
Targets
cell membrane
Inside Cancer Cell
Cross Section

To solve the problem of identifying shared, common cancer-specific antigens derived from alternative splicing and cancer-specific isoform formation, we have developed a fully integrated in silico methodology to predict cancer-specific isoforms called CancerSplice.
CancerSplice allows for the prediction and prioritization of iso-antigens which could serve as a novel source of tumor targets, highly specific for neoplastic cells but without the drawback of also being highly patient-specific.
CancerSplice allows the user to select a tissue type from the cancer genome atlas along with thresholds for filtering isoforms (minimum and maximum tumor and normal cell transcript parts per million). Based on the tissue selected, CancerSplice displays a sorted list of isoforms that are elevated in high-expressing tumors versus normal tissues which have low expression. Differential analysis is then performed and used to generate two types of lists: (1) isoforms expressed in tumor but not expressed in normal tissues; and (2) isoforms expressed in normal tissues but yet at a much higher level in tumors. CancerSplice then allows the user to click on an isoform in the list to select a specific isoform to display in a detailed panel, which shows the multi-sequence alignment for the isoform, as well as all the other isoforms of that gene.
Finally, CancerSplice also shows a box plot by tissue of expression of the isoform in normal cancer genome atlas tissues and a box plot of the matching isoform in genotype-tissue expression program normal data. The sequence of amino acids that are specific for the selected cancer isoforms are then directly fed to Diamond’s artificial neural capsule network for peptide design and prioritization. Therefore, we believe that we have developed unique tools to address the issue with tumor-specific iso-antigens through CancerSplice and Diamond.
Target isoforms are protein variants of the same targets that occur during the normal processing of immature gene transcripts to the mature form.
Target isoforms include variations in their primary amino acid sequence that can change both the final folded form of the target plus their ability to be recognized by modified T cells (autologous/allogeneic) and other cells, such as NK or invariant NKT cells (often used in the allogeneic setting).
If they are the predominate form on the cell surface, these isoforms can make it impossible for T cells to outright bind the targets on cancer cells.

No binding or insufficient binding to the isoform results in no killing of cancer cells.
Our CancerSplice accurately predicts the most appropriate isoforms for T cells to bind and destroy cancer cells.

Diamond AI
Prediction
A.I. Prediction
Artificial Intelligence
Selected Target
Heatmap of T-cell,
B-cell epitopes
High expression
in cancer cells
Low expression in
normal cells
Quantity
surface antigen
expression signature
High affinity
to TCR

Immune Therapies Using Our Artificial Intelligence Selected Targets
With our artificial intelligence (Diamond), we seek to use our targets to train immune cells. The trained immune cells generate a therapeutic immune response in patients. These peptide sequences, known as tumor-specific iso-antigens, generate an immunological response and therefore eradicate cancer cells.
We are developing our brand of CAR cell product candidates known as ALEXIS (Allogenic Lead Exogenous Isoforms). These are designed to treat cancer by capitalizing on the immune system’s ability to destroy cancer cells. These products are in the pre-IND stage of the FDA clinical trial process. We are currently going through the IND enabling trials process for these product candidates and we expect that first in human dosing in Phase I of clinical trials will commence in the third quarter of 2021.
CAR-T cell therapy, a form of cancer immunotherapy, has recently emerged as a revolutionary and potentially curative therapy for patients with hematologic cancers, including refractory cancers. In 2017, two autologous anti-CD19 CAR-T cell therapies, Kymriah, developed by Novartis International AG, and Yescarta, developed by Kite Pharma, Inc., (now part of Gilead), were approved by the FDA for the treatment of relapsing/remitting B cell precursor acute lymphoblastic leukemia and relapsing/remitting large B cell lymphoma, respectively. Autologous CAR-T cell therapies are manufactured individually for the patient’s use by modifying the patient’s own T cells outside the body, causing the T cells to express CARs. The entire manufacturing process is dependent on the viability of each patient’s T cells and takes approximately three to four weeks. Allogenic T cell therapies involve engineering healthy donor T cells, which we believe will allow for the creation of an inventory of off-the-shelf products that can be delivered to a larger portion of eligible patients throughout the world.
We have not generated any revenue from sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not and have never been profitable and have incurred losses in each period since we began principal business operations in 2012.

Engineered T Cell Therapy
White blood cells are a component of the immune system and are responsible for defending the body against infectious pathogens and other foreign material. T cells are a type of white blood cell and are involved in both sensing and killing infected or abnormal cells, including cancer cells, as well as coordinating the activation of other cells in an immune response.
T cells can be distinguished from other white blood cells by T cell receptors present on their cell surface. These receptors contribute to tumor surveillance by directing T cells to recognize infected and destroy cancerous cells. When T cells with cancer-specific receptors are absent, present in low numbers, of poor quality or rendered inactive by suppressive mechanisms, cancer may grow and spread. In addition, standard of care treatments, such as chemotherapy regimens, as well as disease specific factors can damage the patient’s immune system, thereby inhibiting the ability of T cells to kill cancer.
Engineered T cell therapy is a type of immunotherapy treatment whereby human T cells are removed from the body and engineered to express CARs which, when infused into a patient, may recognize and destroy cancer cells in a more targeted manner.
CARs are engineered molecules that, when present on the surface of a T cell, enable the T cell to recognize specific proteins or antigens that are present on the surface of other cells.
There are two primary approaches to engineered T cell therapy: autologous and allogenic. Autologous therapies use engineered T cells derived from the individual patient, while allogenic therapies use engineered T cells derived from healthy donor T cells.
The autologous approach, pioneered by Novartis, Kite and others, has been highly successful in engineering patients’ immune systems to fight cancer, in particular CD19 positive cancers, resulting in significant remission rates. Autologous products are manufactured by first collecting a patient’s white blood cells, through a process known as leukapheresis, separating the T cells from the patient’s blood sample and proliferating the isolated T cells. After the cells have multiplied, the CAR construct is virally transduced into the T cells and the engineered T cells are then propagated until a sufficient number of cells are available for infusion into the patient. Finally, the engineered T cells are frozen, and then shipped back to the clinical center for administration to the patient. The process from leukapheresis to delivery to the clinical center takes approximately three to four weeks.
Allogenic engineered T cells are manufactured in a similar manner as autologous, but with two key differences: (1) allogenic T cells are derived from healthy donors, not cancer patients, and (2) allogenic T cells must also be genetically engineered to minimize the risk of graft-versus-host disease, a condition where allogenic T cells can recognize the patient’s normal tissue as foreign and cause damage in the patient.
Our Approach
Our operating motto is Better Target, Better Life™.
Our goal is to defeat cancer by developing immunotherapies that rely on improving target discovery and validation. With better targets, we believe our therapies will be more effective than the current crop of immunotherapies using older targets.
We are currently in the process of validating different tumor-specific immunotherapy product candidates for refractory CAR-T cell patients. Refractory CAR-T cell patients are those who have received CAR-T cell treatments for their indication, however, they either showed low or no benefit from this treatment. We validate biomarkers for these product candidates using the technologies and processes discussed in the sections below. The development schema below describes the path forward for developing our novel product candidates.

From Targets to Therapy

Diamond AI
Artificial Intelligence
Engine
for Target Selection
Servers
isoform
Target Prediction
Surface Targets
Inside Cancer Cell
CancerSplice
ABBIE
dCAS9
OH
gRNA
Integrase
ABBIE
Delivery vehicle
(non-viral
gene-editing system)
Alexis
Armored CAR GD-T
Healthy Donor
Allogenic

ABBIE Summary
ABBIE is a novel gene-editing system for inserting therapeutic genes safely into the genome of a host cell.
ABBIE technology comprises two main components, (i) a genome template (extracted from the ALEXIS plasmid), containing the therapeutic genes needed to retrain tumor-killing cells, and (ii) the gene-editing machinery required to safely insert this template into the genome of the therapeutic cells.
The ABBIE protein accompanies the CAR-containing genome template as it passes through the cell membrane into the nucleus and guides the template-flanking sequences (the “glue”) safely into the target genome.
Due to this targeting ability, ABBIE can also be used to remove unwanted, inhibitory genes. CAR expression on the Gamma-Delta T cells allows them to detect and destroy the antigen-expressing targeted cells.
The OFF switch permits fast shutdown in the event of an unexpected toxicity. Additional Anti-tumor factors can help neutralize the toxic tumor microenvironment.
ABBIE: Development
We are currently developing ABBIE (A Binding-Based Integrase Enzyme) for delivering our product candidates. ABBIE is a non-viral gene-editing mechanism to insert the target DNA template information into the T cell genome at a predetermined locus. ABBIE allows for insertion of the genome template into the T cells so that they could express the CAR protein and other accessory proteins while possibly eliminating unwanted inhibitory proteins.
The non-viral vector template is simultaneously physically comingled with the patient’s T/NK cells. The non-viral vector transfers the target’s genomic information into the T/NK cells, where it is integrated into the T/NK cell’s genome. T/NK cells now have been reprogramed with the genomic information for targeting and can successfully identify the targets on the cancer cells. This T/NK cell therapy is infused into the patient. T/NK cells will hunt down cancer cells with the known targets and destroy these cancer cells.

We believe that this gene delivery platform will deliver the DNA template to the T/NK cell genomes at a lower cost and shorter timeframe versus a viral vector. By comparison, a retroviral vector would have a longer development lead time (~12 months) with an increased insertional mutagenesis risk. Insertional mutagenesis means that a random insertion of the DNA could activate uncontrolled cell growth. ABBIE allows for a more consistent expression and will have a shorter development lead time (3-6 months). It avoids unnecessary risks by targeting a single locus and produces more predictable cell-to-cell expressions.
The development of ABBIE involves a multi-step process, which includes preparation of an integration-deficient lentivirus, a sensitive, targeted gene knock-out assay system, optimization of an inducible ABBIE protein expression system, a powerful screen for gene targeting efficiency, and a sensitive screen of additional ABBIE mutants to further improve efficacy. Altogether, the development plan involves construction of dozens of plasmid constructs, which are complete. To date, we have successfully completed the high transduction efficiency lentivirus system for our assays along with the non-integrating lentivirus system. Optimization of the selection schema is over 70% complete and the construction of the inducible expression and knock-out systems are well underway.

SWITCHES
ACTIVATION Switch.   A rapidly deployed activation switch can provide a survival and proliferation signal to the therapeutic cells to enhance their efficacy and persistence in vivo.
ATTENUATION Switch.   A rapidly deployed attenuation switch can intercept activation signals transiently to minimize toxicity following successful anti-tumor interactions. Choice of two non-mutually exclusive Attenuation Switch approaches: (a) a protein-based switch that rapidly triggers attenuation of target cells in a dose-dependent fashion. (b) a small molecule-based approach to rapidly and reversibly attenuate cell signaling.
SAFETY Switch.   A rapidly deployed, protein-based safety switch can eliminate therapeutic cells in case of acute toxicity. The safety switch is designed to eliminate either: (a) essentially all active therapeutic cells. (b) only the most active cells, preserving a cohort of backup therapeutic cells for long-term control of residual relapsing tumor cells. The Safety Switch will be co-expressed along with the bioactive chimeric activation receptor (CAR), the Activation Switch, and the Attenuation Switch.
Manufacturing Allogeneic Effector Cells
The three primary steps to creating our engineered effector cells are: (1) collection, (2) gene editing, and (3) purification, formulation, and storage.

How We Know: GD-T cell Expansion Works

γδ T cell phenotyping
zoledronic acid
+IL-2
PBMC Isolation
γδ T cell
initial expansion
γδ T cell
negative selection & transduction
γδ T cell
first expansion
γδ T cell product
second expansion
DAY 0
DAY 7
DAY 14

A large fold of expansion of highly pure γδ T cells during in vitro stimulation, culture, isolation and expansion process.

γδ T Purity
CD3+γ9δ2+T %
100%
80%
60%
40%
20%
Donor 446
Donor 451
Donor 662
Day 0
7
7
14
Pre-selection
Post-selection

The percentage of CD3+γ9+δ2+ T cells over 14-day culture.

γδ T Expansion
Folds of Expansion
15,000
10,000
5,000
Donor 446
Donor 451
Donor 662
Day 0
7
14

The expansion fold of CD3+γ9+δ 2+ T cells with our method.

TCRVδ2
Day 0
γδ T
PBMC
Day 7
γδ T
Before
Enrichment
Day 7
γδ T
After
Enrichment
Day 14
γδ T Cells
Q4-1
4.57%
Q4-2
92.90%
Q4-3
1.40%
Q4-4
1.13%
size
87.30%
CD3+ T
100.00%
SSC-H
FSC-H
CD3
TCRVγ9

CONCLUSION

Our method of γδ T expansion yield highest 12,000-fold expansion of γδ T cells, which is over 95%purity for positive for CD3, Vγ9, and Vδ2.

This has potential to produce enough number γδ T for clinical use.

Manufacturing
Step 1. Collection
The starting material for our engineered gamma delta T cell products are white blood cells. For our allogenic products, the cells are collected from a healthy donor. The collected cells are then sent to the Kiromic central processing facility, where the peripheral blood mononuclear cells, including gamma delta T cells, are isolated from the other sample components.
Step 2. Gene Editing
These cells are stimulated to proliferate, then transduced with a non-replicating retroviral vector.
We are also developing ABBIE, which is a non-viral gene-editing mechanism to insert the target DNA template information into the gamma delta T cell genome. The genomic sequence will direct the expression of proteins on the cell surface that allows the transduced gamma delta T cells to recognize and bind to a target molecule that is present on cancer cells.
Step 3. Purification, Formulation, and Storage
These engineered cells are then propagated in cell culture bags until sufficient cells are available. The engineered gamma delta T cells are then washed and frozen at the cell processing site.
For our allogenic products, the engineered cells are frozen and sent to long-term storage in the vapor phase of liquid nitrogen. This inventory will be securely stored and then shipped to oncology centers as needed.

Healthy Donor
Screening shows donor has healthy Gamma-Delta T cells
Whole Blood
Fractionation
Gamma-Delta T cells extracted
Genome Edit
Gamma-Delta T cells
dCAS9
OH
gRNA
Integrase
ABBIE
Proprietary Gene Edit Mechanism
CAR Receptor
Chimeric Antigen Receptor
Expansion
CAR
CAR
CAR
CAR
CAR
CAR
Gamma-Delta T Cells start expressing CAR Receptors
Engineered Gamma-Delta T Cells expanded invitro
Gamma-Delta T cells
Off-The-Shelf
Engineered Immune Cell Therapy
Gamma-Delta T cells
Patient receives engineered Immune Cell Therapy

As noted previously, the gene editing is currently being done with an industry standard retroviral vector, however, in future versions we expect to utilize our non-viral ABBIE gene editing platform.
Our Product Pipeline and Development
Using our proprietary technologies, we are researching and developing multiple product candidates for the treatment of blood cancers and solid tumors. Our product candidates are allogenic engineered cells to be used for specific patients or as off-the-shelf treatments for any patient with a particular cancer type. Each product candidate targets a selected antigen expressed on tumor cells and bears specific engineered attributes.

Our product pipeline and clinical program projected timelines (clinical timelines and final patient accrual numbers are predicated upon FDA review and will be modified in accordance to FDA particular requirements) are represented in the diagrams below:

Our Pipeline

In vitro validation
Pre clinical
IND
Phase 1
Phase 2
Phase 3
chPD1 (chimeric PD1)
Allogenic, Off-the-Shelf γδ chimeric T cells
Multiple solid tumors
Isomesothelin (A.I. target)
Allogenic, Off-the-Shelf γδ CAR-T cells
Multiple solid tumors

Cohort Expansion

Kiromic plans to perform a dose-escalation schema in multiple eligible solid tumors to determine the optimal biologic dose (OBD).

Once we reach the OBD, the trial will have a cohort expansion followed by a Phase 2 trial for a specific tumor.

Clinical Program
Not only is cancer the second leading cause of mortality worldwide, but 90% of cancer deaths are due to metastatic disease, with the remainder due primarily to locally advanced disease. Current treatments for locally advanced disease include systemic chemotherapy, radiation, and surgery, but offer only limited benefit for many subjects with locally advanced disease that is not amendable to curative surgical resection.
What makes this challenging is that solid tumors develop in complex and dynamic microenvironments that influence their growth, invasion, and metastasis. Therefore, effective novel therapies are needed for subjects with advanced solid tumors.

The field of immunotherapy is currently expanding with a variety of approaches and Kiromic Biopharma’s suite of gamma delta T cell therapies is uniquely positioned to make an impact in this setting based upon our promising preclinical in vitro and in vivo studies which have revealed strong and specific tumor cytotoxicity with minimal adverse effects.
Clinical Program
The ALEXIS platform of products has been designed to incorporate our Diamond target discovery platform into an off the shelf (allogeneic) gamma delta T cell therapy that will be able to address the challenging patient population of metastatic and progressive locally advanced solid malignancies (including ovarian, malignant pleural mesothelioma, and multiple other indications as well).
Multiple solid malignancies express one or both of these biomarkers, and we anticipate that they will eventually be combined into a single powerful CAR-T cell for solid malignancies, or as a synergistic dual therapy that will achieve an impact in this devastating disease.
ALEXIS-ISO-1
Our allogenic gamma delta CAR-T cell therapy product candidate targeting Isomesothelin (the isoform of Mesothelin).
ALEXIS-PRO-1
Our allogeneic gamma delta chimeric T cell therapy product candidate targeting PD-L1
Our Risks and Challenges
Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:
•
We have never been profitable and may never achieve or maintain profitability.

•
If we are unable to raise substantial additional capital on acceptable terms, or at all, we may be forced to delay, reduce or eliminate some or all of our research programs, product development activities and commercialization efforts.

•
We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

•
Our business is dependent on the successful development, regulatory approval and commercialization of our personalized immunotherapy product candidates, which are in the early stages of development and have not been tested in humans.

•
Our tumor-specific cancer immunotherapy approach is based on novel ideas and technologies that are unproven and may not result in marketable products, which exposes us to unforeseen risks and makes it difficult for us to predict the time and cost of product development and potential for regulatory approval.

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We may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If our immunotherapy candidates prove to be ineffective, unsafe or commercially unviable, our entire technology platform and pipeline would have little, if any, value, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.

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The genome editing field is relatively new and evolving rapidly, and other existing or future technologies may provide significant advantages over our Diamond, CancerSplice and ABBIE technologies, which could materially harm our business.

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If our product candidates do not achieve projected development milestones or commercialization in the announced or expected timeframes, the further development or commercialization of such product candidates may be delayed, and our business will be harmed.

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Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any products that we develop alone or with collaborators.

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We plan to enter into significant arrangements with collaborators and expect to depend on collaborations with third parties for certain research, development and commercialization activities, and if any such collaborations are not successful, it may harm our business and prospects.

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We expect to rely on third parties to conduct, supervise and monitor our clinical trials and some aspects of our research and preclinical testing, and if those third parties do not successfully carry out their contractual duties, comply with regulatory requirements, or otherwise perform in a satisfactory manner, we may not be able to obtain regulatory approval or commercialize product candidates, or such approval or commercialization may be delayed, and our business may be substantially harmed.

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We may rely on third parties for the manufacturing process of product candidates, and failure by those parties to adequately perform their obligations could harm our business.

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The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

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We expect the product candidates we develop will be regulated as biological products, or biologics, and therefore they may be subject to competition sooner than anticipated.

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Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates, if approved, profitably.

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The advancement of healthcare reform may negatively impact our ability to sell our product candidates, if approved, profitably.

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Our ability to compete effectively in our markets may decline if we do not adequately protect our patents and proprietary rights, and our patents and proprietary rights do not necessarily address all potential threats to our competitive advantage.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our common stock.
Our Corporate History
We were first organized as a corporation in the State of Texas on August 6, 2006 under the name “Kiromic, Inc.” Between 2006 and 2012, we had minimal operations. On March 15, 2013, we converted to a limited liability company in the State of Texas under the name “Kiromic, LLC.” On May 27, 2016, we converted to a corporation in the State of Delaware under the name “Kiromic, Inc.” On December 16, 2019, we changed our name to “Kiromic BioPharma, Inc.”
We have one wholly-owned subsidiary, GreenPlanet Pharma, Inc., which was incorporated in the State of Delaware on November 26, 2018. GreenPlanet Pharma, Inc., operates an oral healthcare business. It has developed a mouthwash using a high quality, safe, and natural ingredient formulation to provide effective symptomatic relief for a wide range of oral irritations and health concerns. This subsidiary has not generated any revenues.
Corporate Information
Our principal executive office is 7707 Fannin, Suite 140, Houston, TX 77054. Our telephone number is (832) 968-4888. Our website is www.kiromic.com. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our common stock.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” under Jumpstart Our Business Act of 2012, as amended, or the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

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have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

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comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., Critical Audit Matters);

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submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

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disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.
We will remain an emerging growth company for up to five years from October 15, 2020, which was the date of the first sale of equity securities pursuant to our first effective registration statement as a publicly traded company, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

The Offering
Common stock offered by us
shares of common stock, $0.001 par value per share.
Over-allotment option
The underwriters have an option for a period of 45 days to acquire up to an additional shares of common stock from us at the public offering price, less the underwriting discount, solely for the purpose of covering over-allotments, if any.
Shares of common stock outstanding before this offering(1)
shares of common stock.
Shares outstanding after this offering
shares of common stock (or shares of common stock if the underwriters exercise their over-allotment option in full)
Use of proceeds
We estimate that we will receive net proceeds of approximately $       (or approximately $       if the underwriters exercise their over-allotment option in full) from the sale of common stock by us in this offering.
We plan to use the net proceeds of this offering primarily for clinical trials for our ALEXIS-ISO-1 and ALEXIS-PRO-1 product candidates, GMP facility expansion, intellectual property protection and reinforcement, IND applications and IND enabling trials and working capital and general corporate purposes. The details of our plans are set forth in the “Use of Proceeds” section
Risk factors
Investing in our common stock involves a high degree of risk and purchasers of our common stock may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Nasdaq Capital Market
symbol
“KRBP”

(1)
The number of shares outstanding is based on shares outstanding as of June 11, 2021 and excludes the following:

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411,397 shares of our common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $9.05 per share;

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976,052 shares of our common stock issuable upon the vesting of restricted stock units with a weighted-average grant date fair value of $12.62 per share;

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up to an additional 264,946 shares of our common stock issuable under our 2017 Equity Incentive Plan; and

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            shares of our common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

Except as otherwise indicated herein, all information in this prospectus assumes the following:
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no exercise of the underwriters’ option to purchase up to an additional             shares of common stock to cover allotments, if any.

Summary Financial Information
The following tables summarize our consolidated financial data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The interim condensed consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and interim condensed consolidated balance sheet data as of March 31, 2021 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Such information should be read in conjunction with our financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.
Our financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results for any period are not necessarily indicative of our future performance.
	Years Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
Statements of Operations Data
Operating expenses:
Research and development	$5,052,900	$1,201,700	$1,885,600	$1,028,100
General and administrative	14,144,000	2,503,700	2,071,000	824,600
Total operating expenses	19,196,900	3,705,400	3,956,600	1,852,700
Loss from operations	19,196,900	3,705,400	(3,956,600)	(1,852,700)
Other income (expense)	(3,300)	(22,500)	102,100	—
Net loss	$(19,200,200)	$(3,727,900)	$(3,854,500)	$(1,852,700)
Net loss per share – basic and diluted	$(4.42)	$(1.39)	$(0.53)	$(0.78)
	March 31, 2021
	Actual	As adjusted(1)
Balance Sheet Data
Cash and cash equivalents	$7,335,300
Working capital	6,148,900
Total assets	10,152,700
Total liabilities	1,699,900
Total stockholders’ equity	8,452,800

(1)
Gives effect on an as adjusted basis to the sale and issuance by us of             shares of common stock in this offering at an assumed public offering price of $       per share, which was the last reported sale price of our common stock on The Nasdaq Capital Market on June       , 2021, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

RISK FACTORS
The shares being offered by us are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of our shares, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the trading price of our stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Industry
We have never been profitable and may never achieve or maintain profitability.
We have not commercialized any products and have yet to generate any revenue from product sales. The amount of our future net losses will depend, in part, on our expenses and our ability to generate revenues. Our current and future product candidates will require substantial additional development time and resources before we may realize revenue from product sales, if at all. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:
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continue our current research and development programs, including conducting laboratory, preclinical and greenhouse studies for product candidates;

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initiate clinical or field trials for product candidates;

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seek to identify, assess, acquire or develop additional research programs or product candidates;

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maintain, expand and protect our intellectual property portfolio;

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seek marketing approvals for any product candidates that may successfully complete development;

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establish a sales, marketing and distribution infrastructure to commercialize any products that may obtain marketing approval;

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further develop and refine the manufacturing process for our product candidates;

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change or add additional manufacturers or suppliers of biological materials or product candidates;

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validate a commercial-scale manufacturing facility compliant with current good manufacturing practices, or cGMP;

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further develop our genome editing technology;

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acquire or in-license other technologies;

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seek to attract and retain new and existing personnel; and

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expand our facilities.

No clinical studies have begun on any of our new therapeutic product candidates, and it will be several years, if ever, before we obtain regulatory approval for a therapeutic product candidate, at which time any revenues for such product candidate will depend upon many factors, including, market conditions, costs and effectiveness of manufacturing, sales, marketing and distribution operations related to such product candidate, and the terms of any collaboration or other strategic arrangement we may have with respect to such product candidate and levels of reimbursement from third-party payors.
If we are unable to develop and commercialize one or more product candidates either alone or with collaborators, or if revenues from any product candidate that receives marketing approval or is commercialized are insufficient, we may not achieve profitability or sustain profitability, which would have an adverse effect on the value of our common stock will be materially adversely affected.

If we are unable to raise substantial additional capital on acceptable terms, or at all, we may be forced to delay, reduce or eliminate some or all of our research programs, product development activities and commercialization efforts.
The process of identifying product candidates and conducting preclinical and clinical trials is time consuming, expensive, uncertain and takes years to complete. We expect our expenses to increase in connection with our ongoing activities, particularly as we identify, continue the research and development of, initiate clinical or field trials of, and seek marketing approval for, product candidates. In addition, if any therapeutic product candidate that we develop alone or with collaborators obtains marketing approval, we may incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution efforts. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise sufficient capital when needed, we may be forced to delay, reduce or eliminate current or future research programs, product development activities and/or commercialization efforts.
Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to obtain sufficient funding on a timely basis or on favorable terms, we may be required to significantly delay, reduce or eliminate one or more of our research or product development programs and/or commercialization efforts. We may also be unable to expand our operations or otherwise capitalize on business opportunities as desired. Any of these events could materially adversely affect our financial condition and business prospects.
We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.
We are a genome editing company with a limited operating history. We began principal business operations in 2012 and spent the first three years of our company’s history developing and refining our core technology, and only since then have we focused our efforts on advancing the development of product candidates.
Investment in biopharmaceutical product development is a highly speculative endeavor and entails substantial upfront capital expenditures. There is significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, obtain any required regulatory approvals or become commercially viable. Our platforms and the technologies we are using are new and unproven. We have not yet commenced human clinical trials for any of our product candidates, nor have we demonstrated an ability to initiate or successfully complete any clinical trials, obtain any required marketing approvals, manufacture products, conduct sales, marketing and distribution activities, or arrange for a third party to do any of the foregoing on our behalf.
Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing products. Our limited operating history, particularly in light of the rapidly evolving nature of the biopharmaceutical industries and the genome editing field, may make it difficult to evaluate our technology and business prospects or to predict our future performance.
We may expend our limited resources pursuing particular research programs or product candidates that may be less successful or profitable than other programs or product candidates.
Research programs to identify new product candidates and product development platforms require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs, product candidates or product development platforms that ultimately prove to be unsuccessful. Clinical trials of any of our product candidates is not assured despite the expenditure of significant resources in pursuit of their development, and our spending on current and future research and development programs, product candidates and product development platforms may not yield any commercially viable products.
Additionally, if we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other strategic arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Our financial situation creates doubt whether we will continue as a going concern.
We have not generated any revenues to date. For the years ended December 31, 2020 and 2019, we have had a net loss of $19,200,200 and $3,727,900, respectively. For the three months ended March 31, 2021 and 2020, we had a net loss of $3,854,500 and $1,852,700, respectively. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this offering or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern.
Our business may be adversely affected by the ongoing coronavirus pandemic.
The extent to which the novel coronavirus (“COVID-19”) impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the actions to contain COVID-19 or treat its impact, among others.
Should COVID-19 persist, our business operations could be delayed or interrupted. For instance, our research and development may be affected by the pandemic. Site initiation, participant recruitment and enrollment, participant dosing, distribution of clinical trial materials, study monitoring and data analysis may be paused or delayed due to changes in hospital or university policies, federal, state or local regulations, prioritization of hospital resources toward pandemic efforts, or other reasons related to the pandemic. If COVID-19 persists or spreads, some participants and clinical investigators may not be able to comply with clinical trial protocols. For example, quarantines or other travel limitations (whether voluntary or required) may impede participant movement, affect sponsor access to study sites, or interrupt healthcare services, and we may be unable to conduct our research activities, including clinical trials.
Infections and deaths related to the pandemic may disrupt the United States’ healthcare and healthcare regulatory systems. Such disruptions could divert healthcare resources away from, or materially delay FDA review and/or approval. It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of clinical trials or delay in regulatory review resulting from such disruptions could materially affect the development and study of our product candidates.
In the event of a new shelter-in-place order or other mandated local travel restrictions, our employees conducting research and development or manufacturing activities may not be able to access their laboratory or manufacturing space, and our core activities may be significantly limited or curtailed, possibly for an extended period of time.
The spread of COVID-19, which has caused a broad impact globally, including restrictions on travel and quarantine policies put into place by businesses and governments, may have a material economic effect on our business. While the potential economic impact brought by and the duration of the pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets, which may reduce our ability to access capital either at all or on favorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the persistence COVID-19 could materially and adversely affect our business and the value of our common stock.
The ultimate impact of the current pandemic, or any other health epidemic, is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole. However, these effects could have a material impact on our operations, and we will continue to monitor the situation closely.
We identified material weaknesses in our internal control over financial reporting at December 31, 2020, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
As a public company we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not effective.
Notwithstanding the foregoing, in connection with the audit of our financial statements for the year ended December 31, 2020, we and our auditors identified certain control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
The material weaknesses resulted from (i) our lack of a formalized internal control framework, (ii) our lack of segregation of duties in the financial reporting process, and (iii) our lack of qualified technical accounting personnel. These remain material weakness as of the date of this prospectus. In order to remediate these material weaknesses, we have hired and plan to continue to hire additional accounting, finance, system engineers, and data analysts. We have implemented, and plan to continue to implement, new controls, new processes and technologies to implement formalized internal controls framework and procedures. We cannot assure you that the measures that we have taken to remediate, and that will be taken to remediate, these material weaknesses will be sufficient to prevent future material weaknesses from occurring. We also cannot assure you that we have identified all of our existing material weaknesses.
In light of the control deficiencies and the resulting material weaknesses that were identified, we believe that it is possible that, had we and our registered public accounting firm performed an assessment or audit, respectively, of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.
When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we are unable to remediate our existing material weaknesses or identify additional material weaknesses and are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
Risks Related to our Product Candidates
Our business is dependent on the successful development, regulatory approval and commercialization of our personalized immunotherapy product candidates, which are in the early stages of development and has not been tested in humans.
We have no products approved for sale. The success of our business, including our ability to finance our company and generate any revenue in the future, will primarily depend on the successful development, regulatory approval and commercialization of ALEXIS-ISO-1, ALEXIS-PRO-1, as well as other product candidates derived from our tumor-specific immunotherapy approach, which may never occur.
In the future, we may also become dependent on other product candidates that we may develop or acquire; however, no product candidates based on our tumor-specific immunotherapy approach have been tested in humans and given our early stage of development, it may be many years, if at all, before we have demonstrated the safety and efficacy of a personalized immunotherapy treatment sufficient to warrant approval for commercialization.
We have not previously submitted a biologics license application, or BLA, to the FDA or similar regulatory approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that our product candidates will be successful in clinical trials or receive regulatory approval. Further, any future product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market a product candidate, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets or patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.
We plan to seek regulatory approval to commercialize our product candidates both in the United States and in selected foreign countries. While the scope of regulatory approval generally is similar in other countries, in order to obtain separate regulatory approval in other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy. Other countries also have their own regulations governing, among other things, clinical trials and commercial sales, as well as pricing and distribution of our product candidates, and we may be required to expend significant resources to obtain regulatory approval and to comply with ongoing regulations in these jurisdictions.
The clinical and commercial success of our current and any future product candidates will depend on a number of factors, including the following:
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our ability to raise any additional required capital on acceptable terms, or at all;

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timely completion of our preclinical studies and clinical trials, which may be slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;

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whether we are required by the FDA or similar foreign regulatory agencies to conduct additional clinical trials or other studies beyond those planned to support approval of our product candidates;

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acceptance of our proposed indications and primary endpoint assessments relating to the proposed indications of our product candidates by the FDA and similar foreign regulatory authorities;

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our ability to consistently manufacture our product candidates on a timely basis;

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our ability, and the ability of any third parties with whom we contract, to remain in good standing with regulatory agencies and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMPs;

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our ability to demonstrate to the satisfaction of the FDA and similar foreign regulatory authorities the safety, efficacy and acceptable risk-benefit profile of our product candidates;

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the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future approved products, if any;

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the timely receipt of necessary marketing approvals from the FDA and similar foreign regulatory authorities;

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achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain, compliance with our contractual obligations and with all regulatory requirements applicable to our lead product candidates or any future product candidates or approved products, if any;

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the willingness of physicians, operators of hospitals and clinics and patients to utilize or adopt our cancer immunotherapy approach;

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our ability to successfully develop a commercial strategy and thereafter commercialize our current product candidates or any future product candidates in the United States and internationally, if approved for marketing, sale and distribution in such countries and territories, whether alone or in collaboration with others;

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the availability of coverage and adequate reimbursement from managed care plans, private insurers, government payors (such as Medicare and Medicaid) and other third-party payors for any of our product candidates that may be approved;

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the convenience of our treatment or dosing regimen;

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acceptance by physicians, payors and patients of the benefits, safety and efficacy of our product candidates or any future product candidates, if approved, including relative to alternative and competing treatments;

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patient demand for our current or future product candidates, if approved;

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our ability to establish and enforce intellectual property rights in and to our product candidates; and

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our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims.

These factors, many of which are beyond our control, could cause us to experience significant delays or an inability to obtain regulatory approvals or commercialize our current or future product candidates. Even if regulatory approvals are obtained, we may never be able to successfully commercialize any product candidates. Accordingly, we cannot provide assurances that we will be able to generate sufficient revenue through the sale of our product candidate or any future product candidates to continue our business or achieve profitability.
Our tumor-specific cancer immunotherapy approach is based on novel ideas and technologies that are unproven and may not result in marketable products, which exposes us to unforeseen risks and makes it difficult for us to predict the time and cost of product development and potential for regulatory approval.
We are using our proprietary technologies to develop tumor-specific immunotherapy product candidates to treat cancer. Our foundational science and product development approach are based on our ability to predict the presence of a patient’s tumor-specific iso-antigens, or TSIAs, and develop a TSIA-directed therapy that will elicit a meaningful specific immune-system cell response (T or NK cells). We believe that this approach may offer an improved therapeutic effect by driving an intense, focused attack selectively upon a patient’s tumor. However, this approach to treating cancer is novel and the scientific research that forms the basis of our efforts to predict the presence of TSIA and to develop a CAR that targets TSIA-directed cancer immunotherapy candidates is both preliminary and limited.
Our tumor-specific immunotherapy product candidates have experienced limited testing in humans. We are currently in the process of validating different tumor-specific immunotherapy product candidates. When we validate adequate biomarkers for these product candidates, we will commence preclinical animal studies, and the results of our preclinical animal studies may not translate into humans. For example, our prediction model may fail to accurately predict the presence of TSIAs, resulting in little or no T cell activity, or our therapy may fail to elicit a significant or durable enough T or NK cell response to effectively destroy a tumor.
As such, we cannot assure you that even if we are able to develop cancer immunotherapy candidates capable of recognizing TSIA and eliciting a T cell response, that such therapy would safely and effectively treat cancers. We may spend substantial funds attempting to develop this approach and never succeed in developing a marketable therapeutic.
Furthermore, no regulatory authority has granted approval for a cancer immunotherapy based on a heterologous prime-boost approach. As such, we believe the FDA has limited experience with evaluating our approach, which may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. We may never receive approval to market and commercialize any product candidate. Even if we obtain regulatory approval, the approval may be for targets, disease indications, lines of therapy or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings.

We may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If our immunotherapy candidates prove to be ineffective, unsafe or commercially unviable, our entire technology platform and pipeline would have little, if any, value, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.
Diamond, CancerSplice and ABBIE are novel technologies, making it difficult to predict the time, cost and potential success of product candidate development. We have not yet been able to assess the safety and efficacy of any product candidates in humans. Our success depends on our ability to develop and commercialize product candidates using our novel genome editing technology ABBIE. The novel nature of our technology makes it difficult to accurately predict the developmental challenges we may face for product candidates as they proceed through research, preclinical or greenhouse studies and clinical or field trials.
There have been a limited number of clinical trials of products created with genome editing technologies, none of which has utilized our technology, and no therapeutic product candidates created with other genome editing technologies have received marketing approval in the United States or Europe. Because our therapeutic research programs are all in research or preclinical stages, we have not yet been able to assess the safety or efficacy of any product candidates in humans.
Current or future product candidates may not meet safety and efficacy requirements for continued development or ultimate approval in humans and may cause significant adverse events or toxicities. All of our product candidates are designed to act at the level of DNA, and because animal DNA differs from human DNA, it will be difficult for us to test our therapeutic product candidates in animal models for either safety or efficacy, and any testing that we conduct may not translate to their effects in humans. Moreover, animal models may not exist for some of the targets, diseases or indications that we intend to pursue.
Our product candidates may not be able to properly implement desired genetic edits with sufficient accuracy to be viable therapeutic products, and there may be long-term effects associated with them that we cannot predict at this time. Any problems we experience related to the development of our genome editing technology or any of our or our collaborators’ research programs or product candidates may cause significant delays or unanticipated costs, and we may not be able to satisfactorily solve such problems. These factors may prevent us or our collaborators from completing our preclinical studies or any clinical trials that we or our collaborators may initiate, or profitably commercializing any product candidates on a timely basis, or at all.
The genome editing field is relatively new and evolving rapidly, and other existing or future technologies may provide significant advantages over our Diamond, CancerSplice and ABBIE technologies, which could materially harm our business.
To date, we have focused our efforts on optimizing our proprietary genome editing technology and exploring its potential applications. Other companies have previously undertaken research and development of genome editing technologies using sequence-specific DNA-cutting enzymes, or nucleases, that are designed to perform modifications in the DNA of living cells and organisms, or using zinc finger nucleases, transcription activator- like effector nucleases, or TALENs, and clustered regularly interspaced short palindromic repeats associated protein-9 nuclease, or CRISPR/Cas9, although none has obtained marketing approval for a product candidate developed using such technologies. Other genome editing technologies, or other existing or future technologies, may lead to the development of treatments or products that may be considered better suited for use in human therapeutics, which could reduce or eliminate our commercial opportunity.
We are heavily dependent on the successful development and translation of our technologies, and due to the early stages of our product development operations, we cannot give any assurance that any product candidates will be successfully developed and commercialized. To date, we have invested substantially all of our efforts and financial resources to develop our technologies and advance our current product development programs, including conducting preclinical studies and other early research and development activities, and providing general and administrative support for these operations.
Our future success is dependent on our ability to successfully develop and, where applicable, obtain regulatory approval for, including marketing approval for, and then successfully commercialize, product candidates, either alone or with collaborators. We have not yet developed and commercialized any product candidates, and we may not be able to do so, alone or with collaborators. Our research and development programs may not lead to the successful identification, development or commercialization of any products.
The success of our business depends primarily upon our ability to identify, develop and commercialize products using our proprietary technologies.
All of our current product candidates and product development programs are still in the IND validation process. We may be unsuccessful in advancing those product candidates into clinical development or in identifying any developing additional product candidates.
Our ability to identify and develop product candidates is subject to the numerous risks associated with preclinical and early stage biotechnology development activities, including that:
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the use of Diamond and CancerSplice may be ineffective in identifying additional product candidates;

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the use of ABBIE may be ineffective in accurately inserting the product candidate into tumor-targeting effector cells;

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we may not be able to assemble sufficient resources to acquire or discover additional product candidates;

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we may not be able to enter into collaborative arrangements to facilitate development of product candidates;

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competitors may develop alternatives that render our product candidates obsolete or less attractive;

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our product candidates may be covered by third parties’ patents or other exclusive rights;

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the regulatory pathway for a product candidate may be too complex, expensive or otherwise difficult to navigate successfully; or

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our product candidates may be shown to not be effective, have harmful side effects or otherwise pose risks not outweighed by such product candidate’s benefits or have other characteristics that may make the products impractical to manufacture, unlikely to receive any required marketing approval, unlikely to generate sufficient market demand or otherwise not achieve profitable commercialization.

Even if we do commence clinical trials of product candidates and continue to identify new product candidates, such product candidates may never be approved. Failure to successfully identify and develop new product candidates and obtain regulatory approvals for our products would have a material adverse effect on our business and financial condition and could cause us to cease operations.
If our product candidates do not achieve projected development milestones or commercialization in the announced or expected timeframes, the further development or commercialization of such product candidates may be delayed, and our business will be harmed.
We sometimes estimate, or may in the future estimate, the timing of the accomplishment of various scientific, clinical, manufacturing, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies or clinical or field trials, the submission of regulatory filings, the receipt of marketing approval or the realization of other commercialization objectives.
The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources, constraints and priorities, progress of and results from development activities and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from our estimates.
If our collaborators or ourselves fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates may be delayed, our credibility may be undermined, our business and results of operations may be harmed, and the price of our common stock may decline.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any products that we develop alone or with collaborators.
We face an inherent risk of product liability and professional indemnity exposure related to the testing in clinical trials of our product candidates. We will face an even greater liability risk if we commercially sell any products that we or our collaborators may develop for human use.
Manufacturing defects, errors in product distribution or storage processes, improper administration or application and known or unknown side effects of product usage may result in liability claims against us or third parties with which we have relationships. These actions could include claims resulting from acts by our collaborators, licensees and subcontractors over which we have little or no control. For example, our liability could be sought by patients participating in clinical trials for potential therapeutic product candidates as a result of unexpected side effects, improper product administration or the deterioration of a patient’s condition, patient injury or even death.
Criminal or civil proceedings might be filed against us by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing any product candidates or products that we develop alone or with collaborators. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated adverse effects. If we cannot successfully defend ourselves against claims that product candidates or products we develop alone or with collaborators caused harm, we could incur substantial liabilities.
Clinical development does not always fully characterize the safety and efficacy profile of a new medicine, and it is always possible that a drug or biologic, even after regulatory approval, may exhibit unforeseen side effects. If our product candidates were to cause adverse side effects during clinical trials or after approval, we may be exposed to substantial liabilities.
Product liability insurance coverage may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage when we begin clinical trials and if our collaborators or ourselves successfully commercialize any products.
Risks Related to Our Organization, Structure and Operations
Our future success depends on our ability to retain our Chief Executive Officer, and other key executives and to attract, retain and motivate qualified personnel.
We are highly dependent on the research and development experience, technical skills, leadership and continued service of certain members of our management and scientific teams, including Maurizio Chiriva Internati, our Chief Executive Officer, Scott Dahlbeck, our Chief Medical Officer, Gianluca Rotino, our Chief Strategy and Innovation Officer, and Tony Tontat, our Chief Financial Officer.
Although we have formal employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time. We maintain a $10 million “key man” life insurance policy for Dr. Chiriva Internati, our Chief Executive Officer, but not for any of our other team members. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.
Recruiting and retaining qualified scientific, clinical, manufacturing and, if we retain commercialization responsibility for any product candidate we develop alone or with collaborators, sales and marketing personnel, will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms or at all given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategies. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

The inability to recruit, integrate, motivate and retain additional skilled and qualified personnel, or the loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business.
We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.
We will need to significantly expand our organization, develop, and commercialize product candidates alone or with collaborators. Our ability to compete effectively will depend in part on our ability to effectively manage any future growth. We may have difficulty identifying, hiring and integrating new personnel.
Many of the biotechnology companies that we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history than we do. If we are unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which we can identify and develop product candidates, enter into collaborative arrangements and otherwise operate our business will be limited.
Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expected expansion of our operations or recruit and train additional qualified personnel.
Moreover, the expected physical expansion of our operations may lead to significant costs and may divert our management and business development resources from other projects, such as the development of product candidates. If we are not able to effectively manage the expansion of our operations, it may result in weaknesses in our infrastructure, increase our expenses more than expected, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity.
Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.
We do not carry insurance for all categories of risk that our business may encounter. If we obtain marketing approval for any product candidates that we or our collaborators may develop, we intend to acquire insurance coverage to include the sale of commercial products, but we may be unable to obtain such insurance on commercially reasonable terms or in adequate amounts. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination.
Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and clinical trials or regulatory approvals for any of our product candidates could be suspended. We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors, our board committees or as our executive officers.
Insurance coverage is becoming increasingly expensive, and in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. A successful liability claim or series of claims brought against us could require us to pay substantial amounts and cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business, including preventing or limiting the development and commercialization of any product candidates that we or our collaborators may develop.

We are subject to complex tax rules relating to our business, and any audits, investigations or tax proceedings could have a material adverse effect on our business, results of operations and financial condition.
We are subject to income and non-income taxes in the United States. Income tax accounting often involves complex issues, and judgment is required in determining our provision for income taxes and other tax liabilities. We could become subject to income and non-income taxes in non-US jurisdictions as well. In addition, many operating foreign jurisdictions have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. The application of withholding tax, goods and services tax, sales taxes and other non-income taxes is not always clear and we may be subject to tax audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable, and our tax reserves are adequate to cover any potential liability. We are currently not subject to any tax audits.
However, the Internal Revenue Service or other taxing authorities may disagree with our positions. If the Internal Revenue Service or any other tax authorities were successful in challenging our positions, we may be liable for additional tax and penalties and interest related thereto or other taxes, as applicable, in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow.
Our business and operations would suffer in the event of system failures or security breaches.
Despite the implementation of security measures, our computer systems, as well as those of third parties with which we have relationships, are vulnerable to damage from computer viruses, unauthorized access, natural and manmade disasters, terrorism, war and telecommunication and electrical failures. If we were to experience a system failure, accident or security breach such an event caused interruptions in our or their operations, it could result in delays and/or material disruptions of our research and development programs.
For example, the loss of trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.
The U.S. federal and various state and foreign governments have enacted or proposed requirements regarding the collection, distribution, use, security and storage of personally identifiable information and other data relating to individuals, and U.S. federal and state consumer protection laws are being applied to enforce regulations related to the online collection, use and dissemination of data. In the ordinary course of our business, we and third parties with which we have relationships collect and store sensitive data, including intellectual property, clinical trial data, proprietary business information, personal data and personally identifiable information of our clinical trial subjects and employees, in data centers and on networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our and our collaborators’ security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, breaches due to employee error, technical vulnerabilities, malfeasance or other disruptions, and any such breach could compromise our or their networks and the information stored there could be accessed, publicly disclosed, lost or stolen.
Any such access, disclosure, notifications, follow-up actions related to such a security breach or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant costs, including regulatory penalties, fines and legal expenses, and such an event could disrupt our operations, cause us to incur remediation costs, damage our reputation and cause a loss of confidence in us and our or such third parties’ ability to conduct clinical trials, which could adversely affect our reputation and delay our research and development programs.
We or third parties with whom we have relationships may be adversely affected by natural or manmade disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Natural or manmade disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our facilities, that damaged our infrastructure or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time, and our research and development activities could be setback or delayed.
The disaster recovery and business continuity plan(s) we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business, and such an event could disrupt our operations, cause us to incur remediation costs, damage our reputation and cause a loss of confidence in us and our or third parties’ ability to conduct clinical trials, which could adversely affect our reputation and delay our research and development programs.
Our relationships with healthcare professionals, clinical investigators, CROs and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:
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the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal false claims and civil monetary penalties laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians, as defined by such law, certain other healthcare providers starting in 2022 and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members. The information reported is publicly available on a searchable website, with disclosure required annually; and
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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Some state laws require biotechnology companies to report information on the pricing of certain drug products.
State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. For instance, the collection and use of health data in the European Union is governed by the General Data Protection Regulation, or the GDPR, which extends the geographical scope of European Union data protection law to non-European Union entities under certain conditions, tightens existing European Union data protection principles, creates new obligations for companies and new rights for individuals. Failure to comply with the GDPR may result in substantial fines and other administrative penalties. The GDPR may increase our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the GDPR. This may be onerous and if our efforts to comply with GDPR or other applicable European Union laws and regulations are not successful, it could adversely affect our business in the European Union. Moreover, the United Kingdom leaving the EU could also lead to further legislative and regulatory changes. It remains unclear how the United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated, especially following the United Kingdom’s departure from the EU on January 31, 2020 without a deal. However, the United Kingdom has transposed the GDPR into domestic law with the Data Protection Act 2018, which remains in force following the United Kingdom’s departure from the EU. In addition, on June 28, 2018, the State of California enacted the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and similar laws have been proposed at the federal level and in other states.
Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Risks Related to Our Reliance on Third Parties
We expect to depend on collaborations with third parties for certain research, development and commercialization activities, and if any such collaborations are not successful, it may harm our business and prospects.
Working with collaborators poses several significant risks, including the following:
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limited availability of resource allocation and other developmental decisions made by our collaborators about the product candidates or technologies that we seek to develop with them may result in the delay or termination of research programs, studies or trials, repetition of or initiation of new studies or trials or provision of insufficient funding or resources for the completion of studies or trials or the successful marketing and distribution of any product candidates that may receive approval;

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collaborators could independently develop, or develop with third parties, product candidates or technologies that compete directly or indirectly with our product candidates or technologies if the collaborators believe that competitive products or technologies are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way that could jeopardize or invalidate our proprietary information or expose us to potential litigation; and

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disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization activities or that result in costly litigation or arbitration that diverts management attention and resources.

Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. If our collaborations do not result in the successful development and commercialization of product candidates or technologies, or if one of our collaborators terminates its agreement with us, we may not receive any future funding or milestone or royalty payments under the collaboration.
If we do not receive the funding we expect under these agreements, our development of product candidates or technologies could be delayed, and we may need additional resources to develop such product candidates or technologies. In addition, if one of our collaborators terminates its agreement with us, we may find it more difficult to find a suitable replacement collaborator or attract new collaborators and may need to raise additional capital to pursue further development or commercialization of the applicable product candidates or technologies.
These events could delay development programs and negatively impact the perception of our company in business and financial communities. Failure to develop or maintain relationships with any current collaborators could result in the loss of opportunity to work with that collaborator or reputational damage that could impact our relationships with other collaborators in the relatively small industry communities in which we operate.
Moreover, all of the risks relating to product development, regulatory approval and commercialization described in this prospectus apply to the activities of our collaborators. If our existing collaboration agreements or any collaborative or strategic relationships we may establish in the future are not effective and successful, it may damage our reputation and business prospects, delay or prevent the development and commercialization of product candidates and inhibit or preclude our ability to realize any revenues.
We expect to rely on third parties to conduct, supervise and monitor our clinical trials and some aspects of our research and preclinical testing, and if those third parties do not successfully carry out their contractual duties, comply with regulatory requirements, or otherwise perform in a satisfactory manner, we may not be able to obtain regulatory approval or commercialize product candidates, or such approval or commercialization may be delayed, and our business may be substantially harmed.
We expect to rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as contract research organizations, or CROs, to conduct preclinical studies and future clinical trials for our product candidates. Nevertheless, we will be responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on such third parties will not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with regulations, commonly referred to as good clinical practices, or GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected.
Although we intend to design the trials for our product candidates either alone or with collaborators, third parties may conduct all of the trials. As a result, many important aspects of our research and development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future studies and trials will also result in less direct control over the management of data developed through studies and trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes and difficulties in coordinating activities. Such third parties may have staffing difficulties, fail to comply with contractual obligations, experience regulatory compliance issues, undergo changes in priorities, become financially distressed or form relationships with other entities, some of which may be our competitors.
We also face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs or other third parties, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology. For any violations of laws and regulations during the conduct of our preclinical studies and future clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.
If we, our collaborators, our CROs or other third parties fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We also are required to register certain ongoing clinical trials and post the results of such completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.
If our CROs or other third parties do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reasons, trials for product candidates may be extended, delayed or terminated, and we or our collaborators may not be able to obtain regulatory approval for, or successfully commercialize, any product candidate that we develop. If we are required to repeat, extend the duration of or increase the size of any trials we conduct, it could significantly delay commercialization and require significantly greater expenditures.
As a result of any of these factors, our financial results and the commercial prospects for any product candidate that we or our collaborators may develop would be harmed, our costs could increase and our ability to generate revenues could be delayed.
If we are unable to obtain sufficient quantities of raw materials and supplies, at acceptable prices and on a timely basis, it could harm our business.
We are dependent on third parties for the supply of various biological materials, such as cells, cytokines and antibodies, and the manufacture of product supplies, such as media, plasmids, mRNA and viral vectors, that are necessary to produce our product candidates. The supply of these materials could be reduced or interrupted at any time. In such case, identifying and engaging an alternative supplier or manufacturer could result in delay, and we may not be able to find other acceptable suppliers or manufacturers on acceptable terms, or at all.
Changing suppliers or manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines. If we change suppliers or manufacturers for commercial production, applicable regulatory agencies may require us to conduct additional studies or trials. If key suppliers or manufacturers are lost, or if the supply of the materials is diminished or discontinued, we or our collaborators may not be able to develop, manufacture and market product candidates in a timely and competitive manner, or at all. If any of our product candidates receives approval, we will likely need to seek alternative sources of supply of raw materials or manufactured product supplies and there can be no assurance that we will be able to establish such relationships to provide such supplies on commercially reasonable terms or at acceptable quality levels, if at all.
If we are unable to identify and procure additional sources of supply that fit our required needs, we could face substantial delays or incur additional costs in procuring such materials.
We may rely on third parties for the manufacturing process of product candidates, and failure by those parties to adequately perform their obligations could harm our business.
We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and expect that we will rely on outside vendors for at least a portion of the manufacturing process of product candidates that we or our collaborators may develop. The facilities used by our contract manufacturers to manufacture product candidates must be approved by the FDA or other foreign regulatory agencies pursuant to inspections that will be conducted after we submit an application to the FDA or other foreign regulatory agencies. To the extent that we or our collaborators engage third parties for manufacturing services, we will not control the manufacturing process of, and will be completely dependent on, our contract manufacturing providers for compliance with cGMP requirements for manufacture of the product candidates.
We have not yet caused any product candidates to be manufactured or processed on a commercial scale and may not be able to do so. We will make changes as we work to optimize the manufacturing process, and we cannot be sure that even minor changes in the process will result in products that are safe and effective. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel.
If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market any of our or our collaborators’ potential products.
If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our research, development and commercialization plans.
Our research and product development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses, and we expect that we will continue to seek collaborative arrangements for the development and potential commercialization of current and future product candidates or the development of ancillary technologies.
We face significant competition in establishing relationships with appropriate collaborators. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include, among other things and as applicable for the type of potential product or technology, an assessment of the opportunities and risks of our technology, the design or results of studies or trials, the likelihood of approval, if necessary, by the USDA, the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and technologies and industry and market conditions generally.
Collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we do enter into additional collaboration agreements, the negotiated terms may force us to relinquish rights that diminish our potential profitability from development and commercialization of the subject product candidates or others. If we are unable to enter into additional collaboration agreements, we may have to curtail the research and development of the product candidate or technology for which we are seeking to collaborate, reduce or delay research and development programs, delay potential commercialization timelines, reduce the scope of any sales or marketing activities or undertake research, development or commercialization activities at our own expense.
Risks Related to Government Regulation
The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.
The research, testing, manufacturing, labeling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in the United States. We are not permitted to market any biological drug product in the United States until we receive approval of a BLA from the FDA. We have not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product.
We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. For example, the FDA has limited experience with commercial development of allogenic T cell therapies for cancer. We may also request regulatory approval of future CAR-based product candidates by target, regardless of cancer type or origin, which the FDA may have difficulty accepting if our clinical trials only involved cancers of certain origins. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.
We may also experience delays in completing planned clinical trials for a variety of reasons, including delays related to:
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obtaining regulatory authorization to begin a trial, if applicable;

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the availability of financial resources to commence and complete the planned trials;

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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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obtaining approval at each clinical trial site by an independent institutional review board, or IRB;

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recruiting suitable patients to participate in a trial;

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having patients complete a trial, including having patients enrolled in clinical trials dropping out of the trial before the product candidate is manufactured and returned to the site, or return for post-treatment follow-up;

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clinical trial sites deviating from trial protocol or dropping out of a trial;

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addressing any patient safety concerns that arise during the course of a trial;

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adding new clinical trial sites; or

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manufacturing sufficient quantities of qualified materials under cGMPs and applying them on a patient by patient basis for use in clinical trials.

We could also encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or based on a recommendation by the Data Safety Monitoring Committee. The FDA’s review of our data of our ongoing clinical trials may, depending on the data, also result in the delay, suspension or termination of one or more clinical trials, which would also delay or prevent the initiation of our other planned clinical trials. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue.
Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates.
We expect the product candidates we develop will be regulated as biological products, or biologics, and therefore they may be subject to competition sooner than anticipated.
The Biologics Price Competition and Innovation Act was enacted as part of the Affordable Care Act to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the Biologics Price Competition and Innovation Act, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the Biologics Price Competition and Innovation Act may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.
We believe that any of the product candidates we develop that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.
The regulatory landscape that will govern our product candidates is uncertain; regulations relating to more established gene therapy and cell therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.
Because we are developing novel CAR T cell immunotherapy product candidates that are novel biological entities, the regulatory requirements that we will be subject to are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. For example, regulatory requirements governing gene therapy products and cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the United States, the FDA has established the Office of Tissues and Advanced Therapies, formerly known as the Office of Cellular, Tissue and Gene Therapies, within its Center for Biologics Evaluation and Research to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise the Center for Biologics Evaluation and Research on its review. Gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual gene therapy protocols may proceed, review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which a clinical trial will be conducted. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.
Complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the EU a special committee called the Committee for Advanced Therapies was established within the European Medicines Agency in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products to assess the quality, safety and efficacy of advanced-therapy medicinal products, and to follow scientific developments in the field. Advanced-therapy medicinal products include gene therapy products as well as somatic cell therapy products and tissue engineered products.
These various regulatory review committees and advisory groups and new or revised guidelines that they promulgate from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for our CAR T cell immunotherapy product candidates is new, we may face even more cumbersome and complex regulations than those emerging for gene therapy products and cell therapy products. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.
Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.
The FDA may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.
If and when our planned Phase 1 clinical trials for ALEXIS ISOFORM and our other initial product candidates are completed and, assuming positive data, we expect to advance to potential registrational trials. The general approach for FDA approval of a new biologic or drug is for the sponsor to provide dispositive data from two well-controlled, Phase 3 clinical studies of the relevant biologic or drug in the relevant patient population. Phase 3 clinical studies typically involve hundreds of patients, have significant costs and take years to complete. If the results from our clinical trials are sufficiently compelling, we intend to discuss with the FDA submission of a BLA for the relevant product candidate. However, we do not have any agreement or guidance from the FDA that our regulatory development plans will be sufficient for submission of a BLA. For example, the FDA may require that we conduct a comparative trial against an approved therapy including potentially an approved autologous T cell therapy, which would significantly delay our development timelines and require substantially more resources. In addition, the FDA may only allow us to evaluate patients that have failed or who are ineligible for autologous therapy, which are extremely difficult patients to treat and patients with advanced and aggressive cancer, and our product candidates may fail to improve outcomes for such patients.
The FDA may grant accelerated approval for our product candidates and, as a condition for accelerated approval, the FDA may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA that are more accelerated than those available for regular approvals. We believe an accelerated approval strategy is warranted given the limited alternatives for patients that our initial product candidates target, but the FDA may ultimately require a Phase 3 clinical trial prior to approval, particularly since our product candidates represent a novel treatment. In addition, the standard of care may change with the approval of new products in the same indications that we are studying. This may result in the FDA or other regulatory agencies requesting additional studies to show that our product candidate is superior to the new products.
Our clinical trial results may also not support approval. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:
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the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

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the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval, including due to the heterogeneity of patient populations;

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we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;

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the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities will review our manufacturing process and inspect our commercial manufacturing facility and may not approve our manufacturing process or facility; and

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the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We may seek orphan drug designation for some or all of our product candidates across various indications, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. In order to obtain orphan drug designation, the request must be made before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval of that particular product for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic (meaning, a product with the same principal molecular structural features) for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of our product candidates receives orphan exclusivity, the FDA can still approve other biologics that do not have the same principal molecular structural features for use in treating the same indication or disease or the same biologic for a different indication or disease during the exclusivity period. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product or if a subsequent applicant demonstrates clinical superiority over our product.
We may seek orphan drug designation for at least one of our product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products. Even if we obtain orphan drug designation, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition, or if a subsequent applicant demonstrates clinical superiority over our products, if approved. In addition, although we may seek orphan drug designation for other product candidates, we may never receive such designations.
Regenerative Medicine Advanced Therapy designation, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.
We may seek Regenerative Medicine Advanced Therapy, or RMAT, designation for one or more of our product candidates. In 2017, the FDA established the RMAT designation to expedite review of a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and for which preliminary clinical evidence indicates that the potential to address unmet medical needs for such a disease or condition. RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate, and eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. There is no assurance that we will be able to obtain RMAT designation for any of our product candidates. RMAT designation does not change the FDA’s standards for product approval, and there is no assurance that such designation will result in expedited review or approval or that the approved indication will not be narrower than the indication covered by the designation. Additionally, RMAT designation can be revoked if the criteria for eligibility cease to be met as clinical data emerges.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.
We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.
We will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.
Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategy in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application and previous responses to inspectional observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. In addition, the FDA could require us to conduct another study to obtain additional safety or biomarker information. Further, we will be required to comply with FDA promotion and advertising rules, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet and social media.
Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party suppliers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a risk evaluation and mitigation strategy program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

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fines, warning letters or holds on clinical trials;

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refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

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product seizure or detention, or refusal to permit the import or export of our product candidates; and

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injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current U.S. President’s administration may impact our business and industry. Namely, the current U.S. President’s administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority.

If these executive actions impose restrictions on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
Negative public opinion and increased regulatory scrutiny of genetic research and therapies involving gene editing may damage public perception of our product candidates or adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.
The gene editing technologies that we use are novel. Public perception may be influenced by claims that gene editing is unsafe, and products incorporating gene editing may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians specializing in our targeted diseases prescribing our product candidates as treatments in lieu of, or in addition to, existing, more familiar, treatments for which greater clinical data may be available. Any increase in negative perceptions of gene editing may result in fewer physicians prescribing our treatments or may reduce the willingness of patients to utilize our treatments or participate in clinical trials for our product candidates. Increased negative public opinion or more restrictive government regulations in response thereto, would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for such product candidates.
Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community.
The use of engineered T cells as a potential cancer treatment is a recent development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers and others in the medical community. We expect physicians in the large bone marrow transplant centers to be particularly influential and we may not be able to convince them to use our product candidates for many reasons. For example, certain of the product candidates that we will be developing target a cell surface marker that may be present on cancer cells as well as non-cancerous cells. It is possible that our product candidates may kill these non-cancerous cells, which may result in unacceptable side effects, including death. Additional factors will influence whether our product candidates are accepted in the market, including:
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the clinical indications for which our product candidates are approved;

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physicians, hospitals, cancer treatment centers and patients considering our product candidates as a safe and effective treatment;

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the potential and perceived advantages of our product candidates over alternative treatments;

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the prevalence and severity of any side effects;

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product labeling or product insert requirements of the FDA or other regulatory authorities;

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limitations or warnings contained in the labeling approved by the FDA;

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the timing of market introduction of our product candidates as well as competitive products;

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the cost of treatment in relation to alternative treatments;

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the availability of coverage and adequate reimbursement by third-party payors and government authorities;

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the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors and government authorities;

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relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

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the effectiveness of our sales and marketing efforts.

If our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete
Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates, if approved, profitably.
Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our product candidates.
Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from third-party payors is critical to new product acceptance.
Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:
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a covered benefit under its health plan;

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safe, effective and medically necessary;

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appropriate for the specific patient;

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cost-effective; and

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neither experimental nor investigational.

Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time- consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Even if we obtain coverage for a given product, if the resulting reimbursement rates are insufficient, hospitals may not approve our product for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, the Centers for Medicare & Medicaid Services, or the CMS, revises the reimbursement systems used to reimburse health care providers, including the Medicare Physician Fee Schedule and Outpatient Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-party payers rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payers, and reduce the willingness of physicians to use our product candidates.
In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.
We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in Europe, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.
The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. We expect downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
The advancement of healthcare reform may negatively impact our ability to sell our product candidates, if approved, profitably.
Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our product candidates, if approved, profitably. In particular, in 2010 the Affordable Care Act was enacted. The Affordable Care Act and its implementing regulations, among other things, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs and certain biologics, including our product candidates, under the Medicaid drug rebate program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid drug rebate program, extended the Medicaid drug rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research. Additionally, the Affordable Care Act allowed states to implement expanded eligibility criteria for Medicaid programs, imposed a new Medicare Part D coverage gap discount program, expanded the entities eligible for discounts under the Public Health Service pharmaceutical pricing program and implemented a new Patient-Centered Outcomes Research Institute. We are still unsure of the full impact that the Affordable Care Act will have on our business.
Some of the provisions of the Affordable Care Act have yet to be implemented, and there have been legal and political challenges to certain aspects of the Affordable Care Act. Since January 2017, the U.S. President has signed two Executive Orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the Affordable Care Act. In December 2017, Congress repealed the tax penalty for an individual’s failure to maintain Affordable Care Act-mandated health insurance, commonly known as the “individual mandate”, as part of the Tax Cuts and Jobs Act of 2017, or the Tax Act. On January 22, 2018, the U.S. President signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer- sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. In July 2018, CMS published a final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business.
Further legislation or regulation could be passed that could harm our business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care

Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2027, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.
In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient assistance programs, and reform government program reimbursement methodologies for drugs. At the federal level, the U.S. President’s administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the current U.S. President’s administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or the HHS, has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. On January 31, 2019, the HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors which, among other things, may affect rebates paid by manufacturers to Medicare Part D plans, the purpose of which is to further reduce the cost of drug products to consumers. While some of these and other proposed measures may require authorization through additional legislation to become effective, Congress and the current U.S. President’s administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

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the demand for our product candidates, if we obtain regulatory approval;

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our ability to set a price that we believe is fair for our products;

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our ability to generate revenue and achieve or maintain profitability;

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the level of taxes that we are required to pay; and

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the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.
Risks Related to Intellectual Property
Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our business position.
The patent positions of biopharmaceutical and biotechnology companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office (the USPTO) and its foreign counterparts are sometimes uncertain and could change in the future.
Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or designed around. U.S. patents and patent applications may also be subject to interference or derivation proceedings, and U.S. patents may be subject to reexamination, post-grant review and/ or inter parties review proceedings in the USPTO.
International patents may also be subject to opposition or comparable proceedings in the corresponding international patent office, which could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, derivation, reexamination, post-grant review, inter parties review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.
Furthermore, even if not challenged, our patents and patent applications may not adequately protect our technology and any product candidates or products that we develop alone or with collaborators or prevent others from designing their products to avoid being covered by our claims. If the breadth or strength of protection provided by the patents and patent applications that we hold with respect to our product candidates or potential products is threatened, it could dissuade companies from collaborating with us to develop, and could threaten our or their ability to successfully commercialize, such product candidates or potential products.
In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use our discoveries or to develop and commercialize our technology and product candidates or products without providing any compensation to us, or may limit the scope of patent protection that we are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws, and those countries may lack adequate rules and procedures for defending our intellectual property rights.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We rely on our outside counsel and employ an outside firm to pay these fees due to USPTO and non-US patent agencies. The USPTO and various non-US governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Although an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market which would have a material adverse effect on our business.
If the patent applications we hold or have in-licensed with respect to our current and future research and development programs and product candidates fail to issue, if their validity, breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our technology or any products and product candidates that we or our collaborators may develop, it could dissuade companies from collaborating with us to develop product candidates, encourage competitors to develop competing products or technologies and threaten our or our collaborators’ ability to commercialize future product candidates. Any such outcome could have a material adverse effect on our business.
Our ability to compete effectively in our markets may decline if we do not adequately protect our proprietary rights, and our proprietary rights do not necessarily address all potential threats to our competitive advantages.
We rely on patent protection as well as trademark, trade secret and other intellectual property rights protection and contractual restrictions to protect Diamond, CancerSplice, ABBIE, and ALEXIS and other product candidates. Our commercial success depends upon obtaining and maintaining proprietary rights to our intellectual property estate, including rights relating to Diamond, CancerSplice, ABBIE, and ALEXIS and other product candidates, as well as successfully defending these rights against third-party challenges and successfully enforcing these rights to prevent third-party infringement. We will only be able to protect Diamond, CancerSplice, ABBIE, and ALEXIS and other product candidates from unauthorized use by third parties to the extent that valid and enforceable patents or effectively protected trade secrets cover them.
Our ability to obtain and maintain patent protection for Diamond, CancerSplice, ABBIE, and ALEXIS and other product candidates is uncertain due to a number of factors, including the following factors:
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we may not have been the first to invent the technology covered by our pending patent applications or issued patents;

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we may not be the first to file patent applications covering product candidates, including their compositions or methods of use, as patent applications in the United States and most other countries are confidential for a period of time after filing;

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our compositions and methods may not be patentable;

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our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

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any or all of our pending patent applications may not result in issued patents;

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others may independently develop identical, similar or alternative technologies, products or compositions, or methods of use thereof;

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others may design around our patent claims to produce competitive technologies or products that fall outside of the scope of our patents;

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we may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection;

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we may not seek or obtain patent protection in countries and jurisdictions that may eventually provide us a significant business opportunity;

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we may decide not to maintain or pursue patents and patent applications that, at some point in time, may cover our products, potential products, or product candidates;

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any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages or may be successfully challenged by third parties;

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others may identify prior art or other bases upon which to challenge and ultimately invalidate our patents or otherwise render them unenforceable;

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the growing scientific and patent literature relating to engineered endonucleases and modified CAR-T/NK cells, including our own patents and publications, may make it increasingly difficult or impossible to patent new engineered nucleases and modified CAR-T/NK cells in the future;

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our representatives or their agents may fail to apply for patents in a timely fashion; and

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despite our efforts to enter into agreements with employees, consultants, collaborators, and advisors to confirm ownership and chain of title in patents and patent applications, an inventorship or ownership dispute could arise that may permit one or more third parties to practice our technologies or enforce our patent rights, including possible efforts to enforce patent rights against.

Even if we have or obtain patents covering Diamond, CancerSplice, ABBIE, and ALEXIS or any other product candidates or compositions, others may have filed, and in the future may file, patent applications covering compositions, products or methods that are similar or identical to ours, which could materially affect our ability to successfully develop any product candidates or to successfully commercialize any approved products alone or with collaborators. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that may cover Diamond, CancerSplice, ABBIE, and ALEXIS or any other product candidates or compositions. These patent applications may have priority over patent applications filed by us.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products.
In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited.
Without patent protection for current or future product candidates, we may be open to competition from generic versions of such potential products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to those we or our collaborators may develop.
In addition, we also try to protect our trade secrets, know-how and other proprietary information through non-disclosure and confidentiality provisions in our agreements with parties who have access to them, such as our employees, consultants and research partners. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets, know-how and/or other proprietary information in the event of unauthorized uses or disclosure or other breaches of the provisions, and we may not be able to prevent such unauthorized uses or disclosure. Moreover, if a party having an agreement with us has an overlapping or conflicting obligation to a third party, our rights in and to certain intellectual property could be undermined. Monitoring unauthorized and inadvertent disclosure and uses is difficult, and we do not know whether the steps we have taken to prevent such disclosure and uses are, or will be, adequate. In addition, monitoring unauthorized disclosure and uses of our trade secrets is difficult, and we do not know whether the steps we have taken to prevent such disclosure and uses are, or will be, adequate. If we were to enforce a claim that a third-party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable, and any remedy may be inadequate. In addition, courts outside the United States may be less willing to protect trade secrets.
We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
Because we may rely on third parties to manufacture our potential product candidates, and because we collaborate with various organizations and academic institutions on the advancement of our current and potential product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our manufacturers, collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, are used inappropriately to create new inventions or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.
If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.
We are a party to a number of intellectual property license agreements that are important to our business and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty and other obligations on us. Additionally, we may need to outsource and rely on third parties for many aspects of the development, sales and marketing of any products covered under our current and future license agreements. Delay or failure by these third parties could adversely affect the continuation of our license agreements with our licensors. If we fail to comply with any of our obligations under these agreements, or we are subject to a bankruptcy, our licensors may have the right to terminate the license, in which event we would not be able to market any products covered by the license.
In some cases, patent prosecution of our licensed technology is controlled solely by the licensor. If such licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property we license from such licensor, we could lose our rights to such intellectual property or the exclusivity of such rights, and our competitors could market competing products using such intellectual property. In that event, we may be required to expend significant time and resources to develop or license replacement technology.
If we are unable to do so, we or our collaborators may be unable to develop or commercialize the affected product candidates, which could harm our business significantly. In other cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners.
Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

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the sublicensing of patent and other rights under our collaborative development relationships;

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our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

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the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.
If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation with respect to our product candidates, thereby potentially extending the term of marketing exclusivity for such product candidates, our business may be harmed.
In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, which permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process.
In the European Union, our product candidates may be eligible for term extensions based on similar legislation. In either jurisdiction, however, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements.
Even if we are granted such extension, the duration of such extension may be less than our request. If we are unable to obtain a patent term extension, or if the term of any such extension is less than our request, the period during which we can enforce our patent rights for that product will be in effect shortened and our competitors may obtain approval to market competing products sooner. The resulting reduction of years of revenue from applicable products could be substantial.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third parties may assert claims against us alleging infringement of their patents and proprietary rights, or we may need to become involved in lawsuits to defend or enforce our patents, either of which could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of product candidates, prohibit our use of proprietary technology or sale of potential products or put our patents and other proprietary rights at risk.
Our commercial success depends in part upon our ability to develop, manufacture, market and sell product candidates without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the pharmaceutical, biotechnology is common, including patent infringement lawsuits, and such interference, derivation, reexamination, post-grant review, inter parties review and opposition proceedings before the USPTO and corresponding international patent offices.
The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, many companies in intellectual property-dependent industries, including the biotechnology and pharmaceutical industries, have employed intellectual property litigation as a means to gain an advantage over their competitors.
Numerous United States, EU and other internationally issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing product candidates, and as the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the intellectual property rights of third parties.
For example, we are aware of certain patents held by third parties relating to the modification of CAR-T/NK cells, including the production of CAR-T/NK cells. Although conducting clinical trials and other development activities with respect to our CAR-T/NK product candidates is not considered an act of infringement in the United States, if and when any of our CAR-T/NK product candidates are approved by the FDA, those third parties may seek to enforce their patents by filing a patent infringement lawsuit against us.
As a result of any patent infringement claims, or in order to avoid any potential infringement claims, we may choose to seek, or be required to seek, a license from a third party, which may require payment of substantial royalties or fees, or require us to grant a cross-license under our intellectual property rights.
These licenses may not be available on reasonable terms or at all. Even if a license can be obtained on reasonable terms, the rights may be nonexclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we or our collaborators could be prevented from commercializing one or more product candidates, or forced to modify such product candidates, or to cease some aspect of our business operations, which could harm our business significantly.
We or our collaborators might also be forced to redesign or modify our technology or product candidates so that we no longer infringe the third-party intellectual property rights, which may result in significant cost or delay to us, or which redesign or modification could be impossible or technically infeasible. Even if we were ultimately to prevail, any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.
Further, if a patent infringement suit is brought against us, our collaborators or our third-party service providers, our development, manufacturing or sales activities relating to the product or product candidate that is the subject of the suit may be delayed or terminated. In addition, defending such claims has in the past and may in the future cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages if we are found to be infringing a third party’s patent rights.
These damages potentially include increased damages and attorneys’ fees if we are found to have infringed such rights willfully. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

We have been and may in the future be subject to third-party claims and similar adversarial proceedings or litigation in other jurisdictions regarding our infringement of the patent rights of third parties. Even if such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our or our collaborators’ ability to further develop or commercialize the applicable product candidate unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable.
Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our technologies, compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to prohibit our use of those technologies, compositions, formulations, methods of treatment, prevention or use or other technologies, effectively blocking our or our collaborators’ ability to develop and commercialize the applicable product candidate until such patent expires or is finally determined to be invalid or unenforceable or unless we or our collaborators obtain a license.
Competitors may infringe our patents. In the event of infringement or unauthorized use, we may file one or more infringement lawsuits, which can be expensive and time-consuming. An adverse result in any such litigation proceedings could put one or more of our patents at risk of being invalidated, being found to be unenforceable, and/or being interpreted narrowly and could put our patent applications at risk of not issuing and/or could impact the validity or enforceability positions of our other patents. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.
Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays or prohibit us from manufacturing, marketing or otherwise commercializing our products, services and technology.
Any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operation, financial condition or cash flows.
Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.
The United States has enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the U.S. PTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
We may now and in the future employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our governing documents designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of state law actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our Fourth Amended and Restated Certificate of Incorporation dictates that the Delaware Court of Chancery is the sole and exclusive forum for certain state law based actions including certain derivative actions or proceedings brought on behalf of us; an action asserting a breach of fiduciary duty owed by an officer, a director, employee or to our shareholders; any claim arising under Delaware corporate law; and any action asserting a claim governed by the internal affairs doctrine.
This exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.
This choice of forum provision may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.
Risks Related to this Offering and the Market for Our Common Stock
Our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.
The market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:
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quarterly variations in our operating results compared to market expectations;

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adverse publicity about us, the industries we participate in or individual scandals;

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announcements of new offerings or significant price reductions by us or our competitors;

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stock price performance of our competitors;

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fluctuations in stock market prices and volumes;

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changes in senior management or key personnel;

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changes in financial estimates by securities analysts;

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the market’s reaction to our reduced disclosure as a result of being an “emerging growth company” under the JOBS Act;

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negative earnings or other announcements by us or our competitors;

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defaults on indebtedness, incurrence of additional indebtedness, or issuances of additional capital stock;

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global economic, legal and regulatory factors unrelated to our performance; and

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the other factors listed in this “Risk Factors” section.

The public offering price of our common stock has been determined by us based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their shares at or above the public offering price. As a result, you may suffer a loss on your investment.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our $     common stock to decline.
As our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
If you purchase shares in this offering, you will pay more for your shares of common stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $       per share to new investors purchasing our shares in this offering. In addition, you will experience further dilution to the extent that our shares are issued upon the exercise of any warrants or exercise of stock options under any stock incentive plans. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon completion of this offering.
We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.
We intend to use the net proceeds from this offering primarily for clinical trials for our ALEXIS-ISO-1 and ALEXIS-PRO-1 product candidates, GMP facility expansion, intellectual property protection and reinforcement, IND applications and IND enabling trials and working capital and general corporate purposes. However we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.
We do not expect to pay dividends in the foreseeable future after this offering, and you must rely on price appreciation of your shares for return on your investment.
We have paid no cash dividends on any class of our stock to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.
We may issue additional debt and equity securities, which are senior to our common stock as to distributions and in liquidation, which could materially adversely affect the market price of our common stock.
In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our stockholders. In addition, any additional preferred stock, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our stockholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.
Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your common stock and diluting your interest in our company.
We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.
We are required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:
•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•
being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•
being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.
We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years from October 15, 2020, which is the date of the first sale of equity securities pursuant to our first effective registration statement as a publicly traded company, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.
Because we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our stockholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.
Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.
Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity and/or debt financings and collaborations, licensing agreements or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a common stockholder.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.
To the extent we raise additional capital through arrangements with collaborators or otherwise, we may be required to relinquish some of our technologies, research programs, product development activities, product candidates and/or future revenue streams, license our technologies and/or product candidates on unfavorable terms or otherwise agree to terms unfavorable to us. Furthermore, any capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to advance research programs, product development activities or product candidates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•
our goals and strategies;

•
our future business development, financial condition and results of operations;

•
expected changes in our revenue, costs or expenditures;

•
growth of and competition trends in our industry;

•
our expectations regarding demand for, and market acceptance of, our products;

•
our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with;

•
our expectation regarding the use of proceeds from this offering;

•
fluctuations in general economic and business conditions in the markets in which we operate; including those fluctuations caused by COVID-19; and

•
relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.
This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.
The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of the             shares of common stock that we are selling in this offering will be approximately $      , assuming an offering price of  $       per share, which was the last reported sale price of our common stock on The Nasdaq Capital Market on June       , 2021, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $      .
We plan to use the net proceeds of this offering primarily for clinical trials for our ALEXIS-ISO-1 and ALEXIS-PRO-1 product candidates, GMP facility expansion, intellectual property protection and reinforcement, IND applications and IND enabling trials and working capital and the remainder for general corporate purposes.
We may also use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies. We have no commitments with respect to any acquisition or investment.
As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.
Pending use of the proceeds from this offering as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or certificates of deposit.

DIVIDEND POLICY
We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future. See also “Risk Factors — Risks Related to this Offering and the Market for Our Common Stock — Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of your shares for return on your investment.” We may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.
Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our total capitalization as of March 31, 2021:
•
on an actual basis;

•
on an as adjusted basis giving further effect to the sale and issuance by us of             shares of common stock in this offering, assuming an offering price of  $       per share, which was the last reported sale price of our common stock on The Nasdaq Capital Market on June       , 2021, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	March 31, 2021
	Actual	As adjusted
Cash and cash equivalents	$7,335,300	$
Long-term debt	—
Stockholders’ equity:
Common Stock	1,200
Additional paid-in capital	53,933,900
Accumulated deficit	(45,482,300)
Total stockholders’ equity	8,452,800
Total capitalization	8,452,800

DILUTION
If you purchase shares of our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the public offering price per share is substantially in excess of the net tangible book value per share attributable to the existing stockholders for our presently outstanding common stock.
Our net tangible book value was approximately $8,452,800 or $1.15 per share, as of March 31, 2021. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting net intangible assets, deferred tax assets, and prepaid offering expenses from our total consolidated assets), less the amount of our total consolidated liabilities.
After giving effect to the sale and issuance by us of             shares of common stock in this offering, assuming an offering price of  $       per share, which was the last reported sale price of our common stock on The Nasdaq Capital Market on June       , 2021 and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2021 would have been $       or $       per share. This represents an immediate increase in net tangible book value of $       per share to our existing stockholders, and an immediate dilution in net tangible book value of $       per share to new investors. The following table illustrates this per share dilution:
Assumed public offering price per share	$
Net tangible book value as of March 31, 2021	$
Increase in net tangible book value attributable to this offering	$
As adjusted net tangible book value, after this offering	$
Dilution to new investors in this offering	$
If the underwriters’ over-allotment option is exercised in full, our as adjusted net tangible book value per share after this offering would be $ and dilution per share to new investors purchasing common stock in this offering would be $ assuming an offering price of  $ per share, which was the last reported sale price of our common stock on The Nasdaq Capital Market on June       , 2021, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the offering price of our shares and other terms of this offering determined at pricing.
The number of shares outstanding is based on shares outstanding as of June 11, 2021, and except as noted above, excludes the following currently outstanding securities:
•
411,397 shares of our common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $9.05 per share;

•
976,052 shares of our common stock issuable upon the vesting of restricted stock units with a weighted-average grant date fair value of $12.62 per share;

•
up to an additional 264,946 shares of our common stock issuable under our 2017 Equity Incentive Plan; and

•
            shares of our common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion together with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those which we discuss under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”
Overview
Kiromic BioPharma, Inc. (together with its subsidiary, “we,” “us,” “our” or the “Company”) is a target discovery and gene-editing company utilizing artificial intelligence and our proprietary neural network platform with a therapeutic focus on immuno-oncology. Our proprietary target discovery engine is called “DIAMOND.” We are focused on extending the benefits of immunotherapy by leveraging our proprietary technologies. Our approach seeks to generate a therapeutic immune response in patients by unleashing the demonstrated natural power of a patient’s own immune system to recognize tumor-specific peptide sequences presented on cancer cells, known as tumor specific iso-antigens, capable of generating an immunological response and therefore eradicate cancer cells.
We are developing our brand of chimeric antigen receptor (“CAR”) T cell product candidates known as ALEXIS. Our two product candidates are called ALEXIS-ISO-1 and ALEXIS-PRO-1. ALEXIS-ISO-1 is our allogenic gamma delta CAR-T cell therapy product candidate targeting Isomesothelin (the isoform of Mesothelin). ALEXIS-PRO-1 is our allogeneic gamma delta chimeric T cell therapy product candidate targeting PD-L1. These are designed to treat cancer by capitalizing on the immune system’s ability to destroy cancer cells. These products are in the pre-initial new drug (“IND”) stages of the US Food and Drug Administration (the “FDA”) clinical trial process. We are currently going through the IND enabling trials process and we expect that first in human dosing in Phase I of clinical trials will commence in the third quarter of 2021.
CAR T cell therapy, a form of cancer immunotherapy, has recently emerged as a revolutionary and potentially curative therapy for patients with hematologic cancers, including refractory cancers. In 2017, two autologous anti-CD19 CAR T cell therapies, Kymriah, developed by Novartis International AG, and Yescarta, developed by Kite Pharma, Inc., were approved by the FDA for the treatment of relapsing/remitting B-cell precursor acute lymphoblastic leukemia and relapsing/remitting large B cell lymphoma, respectively. Autologous CAR T cell therapies are manufactured individually for the patient’s use by modifying the patient’s own T cells outside the body, causing the T cells to express CARs. The entire manufacturing process is dependent on the viability of each patient’s T cells and takes approximately two to four weeks. Allogenic T cell therapies involve engineering healthy donor T cells, which we believe will allow for the creation of an inventory of off-the-shelf products that can be delivered to a larger portion of eligible patients throughout the world.
We have not generated any revenue from sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not and have never been profitable and have incurred losses in each period since we began principal business operations in 2012.
Trends and Uncertainties — COVID-19
We are subject to risks and uncertainties as a result of the COVID-19 pandemic. The extent of the impact of the COVID-19 pandemic on our business is highly uncertain and difficult to predict, as the responses that we, other businesses and governments are taking continue to evolve. Furthermore, capital markets and economies worldwide have also been negatively impacted by the COVID-19 pandemic, and it is possible that it could cause a local and/or global economic recession. Policymakers around the globe have responded with fiscal policy actions to support the healthcare industry and economy as a whole. The magnitude and overall effectiveness of these actions remain uncertain.
The severity of the impact of the COVID-19 pandemic on our business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on our service providers, suppliers, contract research organizations and our clinical trials, all of which are uncertain and cannot be predicted. As of the date of this filing, the extent to which the COVID-19 pandemic may in the future materially impact our financial condition, liquidity or results of operations is uncertain.
New Investigational Drug Application Resubmission Announcement
On December 17, 2020, we filed two investigational new drug (“IND”) applications with the FDA. The first application was for a Phase 1 clinical trial of intravenously administered allogenic CAR-T for epithelial ovarian carcinoma (“EOC”) and malignant pleural mesothelioma (“MPM”). The second application was for a Phase 1 clinical trial of an intrapleural/intraperitoneal administered allogenic CAR-T for EOC and MPM.
Since filing the original applications in December 2020, we have had communications with the FDA, and numerous consults with scientific board and clinical advisors regarding resubmission. On March 9, 2021, we announced that we planned to resubmit the two IND applications. The revised applications will be for first in-human dosing of our Off-the-Shelf, Allogenic Gamma-Delta T cell therapy for metastatic and progressive locally advanced solid malignancies.
In May 2021, we resubmitted the two IND applications. The revised IND applications are for first in-human dosing of our Off-the-Shelf, Allogenic Gamma-Delta T cell therapy for metastatic and progressive locally advanced solid malignancies. On May 17, 2021, we announced that the first IND application was for a Phase I clinical trial of our ALEXIS-PRO-1 product candidate. On May 24, 2021, we announced that the second IND application was for a Phase 1 clinical trial of our ALEXIS-ISO-1 product candidate.
Principal Factors Affecting Our Financial Performance
Our operating results are primarily affected by the following factors:
•
slow or delayed IND applications;

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slow or delayed clinical trial enrollment;

•
patent reinforcement and prosecution; and

•
changes in laws or the regulatory environment affecting our company.

Emerging Growth Company
We are an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:
•
have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•
disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.
We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.
Components of Results of Operations
Revenue
To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales in the foreseeable future.
Research and Development Expenses
Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. These include the following:
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salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;

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expenses incurred under agreements with third parties, including CROs and other third parties that conduct preclinical research and development activities and clinical trials on our behalf;

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costs of developing and scaling our manufacturing process and manufacturing drug products for use in our preclinical studies and future clinical trials, including the costs of contract manufacturing organizations, or CMOs, that will manufacture our clinical trial material for use in our preclinical studies and potential future clinical trials;

•
costs of outside consultants, including their fees and related travel expenses;

•
costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•
license payments made for intellectual property used in research and development activities; and

•
facility-related expenses, which include direct depreciation costs and expenses for rent and maintenance of facilities and other operating costs if specifically, identifiable to research activities.

Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase substantially for the foreseeable future and will comprise a larger percentage of our total expenses as we initiate a Phase 1/2a clinical trial for our ALEXIS-PRO-1 and ALEXIS-ISO-1 product candidates and continue to discover and develop additional product candidates.
We cannot determine with certainty the duration and costs of future clinical trials of our ALEXIS-PRO-1 and ALEXIS-ISO-1 product candidates, or any other product candidate we may develop or if, when or to what extent we will generate revenue from the commercialization and sale of any product candidate for which we obtain marketing approval. We may never succeed in obtaining marketing approval for any product candidate. The duration, costs and timing of clinical trials and development of our ALEXIS-PRO-1 and ALEXIS-ISO-1 product candidates and any other our product candidate we may develop will depend on a variety of factors, including:
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the scope, rate of progress, expense and results of clinical trials of our ALEXIS-PRO-1 and ALEXIS-ISO-1 product candidates, as well as of any future clinical trials of other product candidates and other research and development activities that we may conduct;

•
uncertainties in clinical trial design and patient enrollment rates;

•
the actual probability of success for our product candidates, including their safety and efficacy, early clinical data, competition, manufacturing capability and commercial viability;

•
significant and changing government regulation and regulatory guidance;

•
the timing and receipt of any marketing approvals; and

•
the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in our clinical trials due to slower than expected patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, business development, operations and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and expenses for rent and maintenance of facilities and other operating costs that are not specifically attributable to research activities.
We expect that our general and administrative expenses will increase in the future as we increase our personnel headcount to support our continued research activities and development of product candidates. We also expect to incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements; director and officer insurance costs; and investor and public relations costs.
Results of Operations
Comparison of the Three Months Ended March 31, 2021 and 2020
The following table sets forth key components of our results of operations for the three months ended March 31, 2021 and 2020.
	Three Months Ended March 31,		Increase (Decrease)
	2021	2020	$	%
Operating expenses:
Research and development	$1,885,600	$1,028,100	$857,500	83.41%
General and administrative	2,071,000	824,600	1,246,400	151.15%
Total operating expenses	3,956,600	1,852,700	2,103,900	113.56%
Loss from operations	(3,956,600)	(1,852,700)	2,103,900	113.56%
Other income (expense)
Gain on loan extinguishment	105,800	—	105,800	100.00%
Interest expense	(3,700)	—	3,700	100.00%
Total other expense	102,100	—	102,100	100.00%
Net loss	$(3,854,500)	$(1,852,700)	$2,206,000	119.07%
Research and development expenses.   Our research and development expenses increased by $857,500, or 83.41%, to $1,885,600 for the three months ended March 31, 2021 from $1,028,100 for the three months ended

March 31, 2020. The following table summarizes our research and development expenses by product candidate or development program:
	Three Months Ended March 31,		Increase (Decrease)
	2021	2020	$	%
Direct research and development expenses by product candidate:
ALEXIS-PRO-1	$26,000	$17,900	$8,100	45.25%
ALEXIS-ISO-1	484,700	14,700	470,000	3,197.28%
Platform development, early-stage research and unallocated expenses:
Employee-related costs	855,900	423,900	432,000	101.91%
Laboratory supplies and services	120,700	66,600	54,100	81.23%
Outsourced research and development (net of reimbursements)	150,000	396,000	(246,000)	(62.12)%
Laboratory equipment and maintenance	32,400	14,400	18,000	125.00%
Facility-related costs	155,800	78,700	77,100	97.97%
Intellectual property	60,000	14,700	45,300	308.16%
Other research and development costs	100	1,200	(1,100)	(91.67)%
Total research and development expenses	$1,885,600	$1,028,100	$857,500	83.41%
As illustrated above, the increase in research and development expenses resulted from (i) a $470,000 increase ALEXIS-ISO-1 direct research and development costs which primarily included a $384,300 increase in disposables and consumables, a $24,000 increase in non-capitalizable equipment and maintenance, and a $36,100 increase in supplies, all of which attributed to Gamma Delta T-Cell manufacturing and in-vivo experimentation; (ii) a $432,000 increase in employee related costs, which primarily included a $288,900 increase in wages, benefits and payroll taxes and a $142,700 increase in stock compensation expenses attributable to research and development employees; (iii) a $77,100 increase in facility-related costs, primarily driven by $61,300 increase in allocated depreciation expenses, $8,300 increase in allocated rent expenses with the remaining amount attributed to repairs, maintenance, and utilities; (iv) a $54,100 increase in laboratory supplies in services, which primarily included a $40,300 increase in supplies and a $13,400 increase in spending on disposables and consumables for in-vitro testing and validation of pipeline candidates, with the remaining balance driven by postage spending; (v) a $45,300 increase in intellectual property which consists of increased legal expenses and intellectual property filing primarily attributed to DIAMOND and other technologies currently in development; (vi) a $18,000 increase in laboratory equipment and maintenance, driven entirely by new non-capitalizable equipment purchases not directly attributed to an ALEXIS product candidate.
These increases were offset by a $246,000 decrease in outsourced research and development costs, which primarily included reduced stock compensation expenses of $281,000 attributable to non-employees. The offsetting difference of $35,000 was primarily attributed to increased clinical consulting fees.
These cost increases were primarily incurred to support in-vitro testing and validation of our product candidates.
1.
Augmented our research and development team: As of March 31, 2021 compared to March 31, 2020, our average headcount increased to 16 employees from 5.5 employees allocable to research and development and clinical trials preparation.

2.
ALEXIS-ISO-1 Manufacturing and Experimentation: $470,000 increase in spending during the three months ended March 31, 2021 from manufacturing expanded Gamma Delta T-Cells in the recently completed GMP facilities. In addition, in-vivo experimentation costs in the recently completed vivarium facilities contributed to the increase.

General and administrative expenses.   Our general and administrative expenses increased by $1,246,400, or 151.15%, to $2,071,000 for the three months ended March 31, 2021 from $824,600 for the three months ended March 31, 2020.
During the three months ended March 31, 2021, the increase primarily resulted from an increase in stock compensation expenses of $627,500, professional services of $511,500, and wages and salaries of $158,600.
Employee related expenses were impacted by increases to headcount, employee salary rates, and equity grant modifications. As of March 31, 2021 compared to March 31, 2020, the headcount for employees allocated to general and administrative purposes increased to 6.5 employees from 3.5 employees, respectively. In addition, the Chief Executive Officer’s salary increased to an annual rate of $504,000 from $280,000 as of March 31, 2021 and 2020, respectively.
As of March 31, 2021 compared to March 31, 2020, the increase in stock compensation expense was primarily driven by stock option grant modification allocated to general and administrative expense which increased stock compensation expense by $577,500.
The increase in professional services expenses was driven by an increase of $341,800 from accounting and audit fees and an increase of $169,700 of other consulting and corporate development fees incurred during the three months ended March 31, 2021 compared to the same period in the prior year.
Gain on loan extinguishment.   Gain on loan extinguishment was $105,800 and $0 for the three months ended March 31, 2021 and 2020, respectively. During the year ended December 31, 2020, we applied for forgiveness of the SBA Loan in accordance with the terms of the CARES Act. On February 16, 2021 the SBA granted forgiveness of the SBA Loan and all applicable interest. On the date of forgiveness, the principal and accrued interest totaled $105,800.
Interest expense.   Interest expense was $3,700 and $0 for the three months ended March 31, 2021 and 2020, respectively. The increase is entirely driven by cash paid for interest attributed to the financing arrangement for our Director and Officer Insurance policy. The total amount financed was $540,500 with an annual interest rate of 4.59%, to be paid over a period of nine months. As of March 31, 2021, the remaining payable balance on the financed amount was $227,800.
Net loss.   As a result of the cumulative effect of the factors described above, our net loss increased to $3,854,500 during the three months ended March 31, 2021 compared to $1,852,700 during the three months ended March 31, 2020.
Comparison of the Years Ended December 31, 2020 and 2019
The following table sets forth key components of our results of operations for the years ended December 31, 2020 and 2019.
	Year Ended December 31,		Increase (Decrease)
	2020	2019	$	%
Operating expenses:
Research and development	$5,052,900	$1,201,700	$3,851,200	320.48%
General and administrative	14,144,000	2,503,700	11,640,300	464.92%
Total operating expenses	19,196,900	3,705,400	15,491,500	418.08%
Loss from operations	(19,196,900)	(3,705,400)	15,491,500	418.08%
Other expense
Interest expense	(3,300)	(22,500)	(19,200)	(85.33)%
Total other expense	(3,300)	(22,500)	(19,200)	(85.33)%
Net loss	$(19,200,200)	$(3,727,900)	$15,510,700	416.07%
Research and development expenses.   Our research and development expenses increased by $3,851,200, or 320.48%, to $5,052,900 for the year ended December 31, 2020 from $1,201,700 for the year ended December 31, 2019. The following table summarizes our research and development expenses by product candidate or development program:

	Year Ended December 31,		Increase (Decrease)
	2020	2019	$	%
Direct research and development expenses by product candidate:
ALEXIS-PRO-1	$89,900	$—	$89,900	100.00%
ALEXIS-ISO-1	331,600	15,900	315,700	1,985.53%
Platform development, early-stage research and unallocated expenses:
Employee-related costs	2,821,700	574,300	2,247,400	391.33%
Laboratory supplies and services	385,500	218,600	166,900	76.35%
Outsourced research and development	800,400	321,700	478,700	148.80%
Laboratory equipment and maintenance	57,500	17,100	40,400	236.26%
Facility-related costs	344,700	40,700	304,000	746.93%
Intellectual property	217,800	12,100	205,700	1,700.00%
Other research and development costs	3,800	1,300	2,500	192.31%
Total research and development expenses	$5,052,900	$1,201,700	$3,851,200	320.48%
As illustrated above, the increase in research and development expenses resulted from (i) a $2,247,400 increase in employee related costs, which primarily included a $1,020,900 increase in wages, benefits and payroll taxes and a $1,183,800 increase in stock compensation expenses attributable to research and development employees; (ii) a $166,900 increase in laboratory supplies in services, which primarily included a $109,800 increase in spending on disposables and consumables for in-vitro testing and validation of pipeline candidates, with the remaining balance driven by supplies spending; (iii) a $304,000 increase in facility-related costs, primarily driven by a $181,200 increase in allocated rent net of granting agency reimbursements, and a $113,200 increase in allocated depreciation expenses with the remaining amount attributed to repairs, maintenance, and utilities; (iv) a $205,700 increase in intellectual property expenses, which was driven by legal expenses and intellectual property filings for new patents; (v) a $40,400 increase in laboratory equipment and maintenance, driven entirely by new non-capitalizable equipment purchases and maintenance to support in-vitro testing and validation by our research and development scientists; and (vi) a $478,700 increase in outsourced research and development costs driven by a $197,400 increase in research studies and other consulting fees with the remaining balance driven by increased stock based compensation expenses attributed to non-employees.
These cost increases were primarily incurred to support in-vitro testing and validation of our product candidates. This required increases to our headcount, square footage at our Houston Facility, experimentation costs, and intellectual property families to protect our findings. In addition, we incurred costs related to the following:
1.
Augmented our research and development team: As of December 31, 2020 compared to December 31, 2019, our average headcount increased to 9 employees from 2 employees allocable to research and development and clinical trials preparation.

2.
Amended lease agreements: We amended our Houston facility lease agreement to expand the leased property by 4,100 square feet.

3.
In-vitro experimentation costs: $584,000 in disposable and consumable spending during the year ended December 31, 2020 for validation experiments and other services related to our ALEXIS-ISO-1 and ALEXIS-PRO-1 candidates, and ABBIE.

4.
Intellectual property augmentation: Longwood University (“Longwood”), granted us the exclusive right to negotiate a worldwide, exclusive license for certain patent rights. The patent rights pertain to “T-cells expressing a chimeric -PD l-CD3zeta receptor reduce tumor burden in multiple murine syngeneic models of solid cancer.” As compensation for this right, we agreed to pay Longwood an upfront fee of $15,000. We also agreed to reimburse Longwood for fees and expenses incurred for the preparation, filing, prosecution and maintenance of such patent rights. We also filed two utility patent applications and four provisional patent applications to protect intellectual property associated with our other value drivers.
The cost increases were also partially due to the difference in grant reimbursements in the years ended December 31, 2020 and 2019. In August 2018, the National Institute of Health (NIH), the primary agency of the United States government responsible for biomedical and public health research, awarded a Phase I/II grant in the amount of $2,235,000 for the development and non-clinical testing of a new anti-arteriosclerosis gene therapy delivered by engineered adeno-associated viral vectors. Phase I of the grant approved amounts of $851,000 and which covers the period September 2018 through August 2019, entitles us to reimbursement for certain salaries and wages, materials and supplies, facilities and administrative costs, and fixed fees. The Company did not complete Phase I by August 2019, but was granted an extension to complete Phase I by the NIH through August 2021. Starting after Phase I completion in 2021, Phase II of the grant covers reimbursements for certain salaries and wages, materials and supplies, facilities and administrative costs, and fixed fees of $1,384,000. During the years ended December 31, 2020 and 2019, we recognized $142,400 and $298,000, respectively, as reductions to research and development expense within the statements of operations pursuant to the grant from the NIH.
General and administrative expenses.   Our general and administrative expenses increased by $11,640,300, or 464.92%, to $14,144,000 for the year ended December 31, 2020 from $2,503,700 for the year ended December 31, 2019.
During the year ended December 31, 2020, the increase primarily resulted from an increase in stock compensation expenses of $11,257,900, an increase in wages and salaries totaling $606,800, offset by reduced professional services expenses of $411,500.
The increase in stock compensation expense was primarily driven by common stock issuances of 725,536 shares to our Chief Financial Officer and Chief Operating Officer (“CFO and COO”), Chief Strategy and Innovation Officer (“CSIO”), Chief Medical Officer (“CMO”), and another employee in exchange for services rendered totaling $9,432,000. In addition, stock option grant modification allocated to general and administrative expense increased stock compensation expense by $1,791,200.
Wages and salaries were impacted by increases to headcount, and employee salary rates. As of December 31, 2020 compared to December 31, 2019, the headcount for employees allocated to general and administrative purposes increased to 4.5 employees from three employees, respectively. In addition, the Chief Executive Officer’s salary increased to an annual rate of $504,000 from $280,000 as of December 31, 2020 and 2019, respectively. Furthermore, the CSIO and CFO and COO transitioned from consulting agreements to employment agreements after the IPO was completed. The salary rates for each of those executives is $300,000 annually.
Interest expense.   Interest expense decreased by $19,200, to $3,300 for the year ended December 31, 2020 from $22,500 for the year ended December 31, 2019. The decrease is driven by the variance in the balance of convertible promissory notes during the year ended December 31, 2019.
Total interest expense accrued on the notes in the year ended December 31, 2019 totaled $22,500. On August 15, 2019, each holder of convertible promissory notes issued during 2019 agreed to voluntarily convert the amounts of principal and interest then outstanding into shares of Series A-1 Preferred Stock.
Total interest expense accrued in the year ended December 31, 2020 was primarily driven by $3,100 of cash paid for interest on the Note payable. The Note payable is attributed to the Director and Officer’s insurance policy. The total amount financed was approximately $540,500 with an annual interest rate of 4.59%, to be paid over a period of nine months.
Net loss.   As a result of the cumulative effect of the factors described above, our net loss increased to $19,200,200 during the year ended December 31, 2020 compared to $3,727,900 during the year ended December 31, 2019.
Liquidity and Capital Resources
As of March 31, 2021, we had cash and cash equivalents of $7,335,300. As of December 31, 2020 we had cash and cash equivalents of $10,150,500. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have financed our operations primarily with proceeds from the sale of our convertible promissory notes, preferred stock, and common stock from the initial public offering.
Due to our increased expenditures related to our ongoing research and development efforts following the completion of our initial public offering on October 15, 2020, we determined that our current levels of cash will not be sufficient to meet our anticipated cash needs for our operations through June 30, 2022. We have incurred significant operating losses since inception, and we expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and clinical development of our product candidates. We expect that our research and development and general and administrative costs will increase, including in connection with conducting preclinical studies and clinical trials for our product candidates, contracting with contract manufacturing organizations and building out internal capacity to have product manufactured to support preclinical studies and clinical trials, expanding our intellectual property portfolio and providing general and administrative support for our operations. As a result, substantial doubt exists regarding the going concern assumption on our condensed consolidated financial statements.
We are seeking significant additional capital funding to develop our platform, hire additional scientific professionals, hire other general and administrative employees, and clinical trials. However, there can be no assurance that such efforts will be successful or that, in the event that they are successful, the terms and conditions of such financing will be favorable. In consideration of our plans, substantial doubt cannot be alleviated with respect to our continued operations through May 14, 2022. Management’s plans, of which the raising additional capital is not within management’s control and cannot be assured, do not alleviate such substantial doubt through June 30, 2022.
Summary of Cash Flow for the three months ended March 31, 2021 and 2020
The following table sets forth a summary of our cash flows for the periods presented:
	Three Months Ended March 31,
	2021	2020
Net cash used in operating activities	$(2,635,900)	$(1,480,300)
Net cash used in investing activities	(44,700)	(406,300)
Net cash (used in) provided by financing activities	(134,600)	3,000,000
Net (decrease) increase in cash and cash equivalents	(2,815,200)	1,113,400
Cash and cash equivalents at beginning of the year	10,150,500	1,929,100
Cash and cash equivalents at end of the period	7,335,300	3,042,500
Cash flows from operating activities
Net cash used in operating activities was $2,635,900 for the three months ended March 31, 2021, as compared to $1,480,300 for three months ended March 31, 2020. In the three ended March 31, 2021, net loss of $3,854,500 and outflows from accrued expenses and other current liabilities in the amount of $65,400 were the cash outflows drivers. These cash outflows were offset by stock compensation expenses from stock compensation expenses from stock options and restricted stock units of $945,200, accounts payable of $273,600, and prepaid expenses and other current assets of $75,400. Net cash used in operating activities increased by a total of $1,155,600 period-over-period. The main driver for the increase is the $2,001,800 increase in net loss offset by non-cash inflows from increased stock compensation expenses in the amount of $489,200 and cash inflows from accounts payable in the amount of $308,800. We primarily used cash to augment our headcount, develop our ALEXIS-ISO-1 product candidate, and pay for other corporate development costs. See “Results of Operations” above for further details.
Cash flows from investing activities
Net cash used in investing activities was $44,700 for the three months ended March 31, 2021, as compared to $406,300 for the three months ended March 31, 2020. Our net cash used in investing activities consisted entirely of purchases of property and equipment. This was primarily driven by reduced cash outflows from equipment and leasehold improvements attributed to our Clean Room and Vivarium current good manufacturing practices facilities located in our Houston office.
Cash flows from financing activities
Cash outflows from financing activities was $134,600 during the three months ended March 31, 2021. Net cash provided from financing activities during the three months ended March 31, 2020 totaled $3,000,000.
During the three months ended March 31, 2021, we paid $134,600 towards our financing arrangement for our Director and Officer Insurance policy. During the three months ended March 31, 2020, the net cash provided by financing activities consisted of proceeds from the Series B Preferred Stock round of financing totaling $3,000,000.
Summary of Cash Flow for the years ended December 31, 2020 and 2019
The following table sets forth a summary of our cash flows for the periods presented:
	Year Ended December 31,
	2020	2019
Net cash used in operating activities	$(6,126,600)	$(2,913,900)
Net cash used in investing activities	(1,457,600)	(302,700)
Net cash provided by financing activities	15,805,600	4,761,400
Net increase in cash and cash equivalents	8,221,400	1,544,800
Cash and cash equivalents at beginning of the year	1,929,100	384,300
Cash and cash equivalents at end of the year	10,150,500	1,929,100
Cash flows from operating activities
Net cash used in operating activities was $6,126,600 for the year ended December 31, 2020, as compared to $2,913,900 for year ended December 31, 2019. In the year ended December 31, 2020, net loss of $19,200,200 and outflows from prepaid expenses and other current assets in the amount of $499,700 were the cash drivers. These cash outflows were offset by non-cash stock compensation expenses from common stock issuances in the amount of $9,432,000, stock compensation expenses from stock options and restricted stock units of $3,813,700, and accrued expenses in the amount of $112,900.
Net cash used in operating activities increased by a total of $3,212,700 year-over-year. The main driver for the increase is the $15,428,100 increase in net loss offset by non-cash inflows from increased stock compensation expenses in the amount of $12,722,800. We primarily used cash to augment our research and development team, expand our leased property, expand our intellectual property portfolio, and pay for corporate development costs related to obtaining additional financing. See “Results of Operations” above for further details.
Cash flows from investing activities
Net cash used in investing activities was $1,457,600 for the year ended December 31, 2020, as compared to $302,700 for the year ended December 31, 2019. Our net cash used in investing activities consisted entirely of purchases of property and equipment.
Net cash used in investing activities increased by a total of $1,154,900 in the year ended December 31, 2020 from December 31, 2019. This was primarily driven by equipment additions and leasehold improvements attributed to our Clean Room and Vivarium current good manufacturing practices facilities located in our Houston office.
Cash flows from financing activities
Net cash provided by financing activities was $15,805,600 during the year ended December 31, 2020 as compared to $4,761,400 for the year ended December 31, 2019. For the year ended December 31, 2020, the net cash provided by financing activities primarily consisted of net proceeds from the initial public offering of $12,332,700 and proceeds from preferred stock issuance in the amount of $3,000,000. In addition, there were proceeds from a note payable of $362,400 net of repayments, and loan payable of $105,600, net of repayments. For the year ended December 31, 2019, the net cash provided by financing activities consisted of proceeds from the sale of convertible promissory notes for $250,000, proceeds from preferred stock issuance in the amount of $4,500,000, and exercise of stock options to purchase common stock for $11,400.
Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements for any of the periods presented.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles (“U.S. GAAP”) requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:
Fair Value Measurements —The carrying value of our cash and cash equivalents, prepaid expenses and other assets, accounts payable, accrued expenses and other current liabilities approximate their fair value due to their short-term nature.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
We account for financial instruments in accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 — Quoted prices in non-active markets or in active markets for similar assets or liabilities, observable inputs other than quoted prices, and inputs that are not directly observable but are corroborated by observable market data.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
There were no changes in the fair value hierarchy leveling during the three months ended March 31, 2021 and 2020.
Stock-Based Compensation — We record stock compensation expense related to our 2017 Equity Incentive Plan in accordance with ASC 718, Compensation — Stock Compensation. We measure and recognize stock compensation expense for all stock-based awards, including stock options and restricted stock units (“RSUs”).

Stock compensation expense for RSUs is estimated based on the number of units that vest multiplied by the fair value of the Company’s common stock on the vesting date. Stock compensation expense for stock options is based on estimated fair values recognized using the straight-line method over the requisite service period. The fair value of stock options is estimated on the grant date using the Black-Scholes option-valuation model. The calculation of stock-based compensation expense requires that we make assumptions and judgments about the variables used in the Black- Scholes option-valuation model, including the fair value of our common stock, expected term, expected volatility of the underlying common stock, and risk-free interest rate. Forfeitures are accounted for when they occur.
We estimate the grant-date fair value of stock options using the Black-Scholes option-valuation model. During the three months ended March 31, 2021, we did not grant any stock options. During the three months ended March 31, 2020, all equity grants under the 2017 Equity Incentive Plan were granted when we were a non-public company. The assumptions used to value such stock options were determined as follows:
Expected Term.   The expected term represents the period that our stock options are expected to be outstanding. Equity grants during the three months ended March 31, 2020 had limitations on the sale or transfer of our common stock as a privately held company. Prior to becoming publicly traded, we did not believe our historical exercise pattern was indicative of future exercise patterns. We have consequently used the SAB No. 110, simplified method to calculate the expected term, which is the average of the contractual term and vesting period. We do not plan to continue to use the SAB 110 simplified method after we have sufficient trading history as a publicly traded company.
Risk-Free Interest Rate.   We base the risk-free interest rate used in the Black-Scholes option-valuation model on the implied yield available on US Treasury zero-coupon issues with a term equivalent to that of the expected term of the stock options for each stock option group.
Volatility.   We determine the price volatility based on the historical volatilities of industry peers as we have limited trading history for our common stock price. We intend to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose common stock prices are publicly available would be utilized in the calculation.
Dividend Yield.   The expected dividend assumption is based on our current expectations about our anticipated dividend policy. To date, we have not declared any dividends and, therefore, we used an expected dividend yield of zero.
Common Stock Valuations.   During the three months ended March 31, 2020, the fair value of the common stock underlying our stock-based compensation grants was determined by our board of directors, with input from management and third-party valuations. We believe that the board of directors had the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately- Held Company Equity Securities Issued as Compensation, the board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:
•
valuations of the common stock performed by third-party specialists;

•
the prices, rights, preferences, and privileges of our Series A-1 Preferred Stock and Series B Preferred Stock relative to those of our common stock;

•
lack of marketability of the common stock;

•
current business conditions and projections;

•
hiring of key personnel and the experience of management;

•
our stage of development;

•
likelihood of achieving a liquidity event, a merger or acquisition of our company given prevailing market conditions, or other liquidation event;

•
the market performance of comparable publicly traded companies; and

•
the U.S. and global capital market conditions.

In valuing our common stock, the board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach references actual transactions involving (i) the subject being valued, or (ii) similar assets and/or enterprises.
For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method, or OPM, or probability — weighted expected return model, or PWERM.
The option pricing method is based on the Black Scholes option valuation model, which allows for the identification of a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. In general, while simple in its application, management did not use the OPM approach when considering allocation techniques for the valuation of equity interests in early stage, privately held life science companies. Management determined that applying the OPM would violate the major assumptions of the Black Scholes option valuation model approach. Additionally, the simulation approach can generally be reasonably approximated by a scenario-based approach like the PWERM as described below.
PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, as well as non- initial public offering market-based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an initial public offering liquidity event and stay private outcomes, as well as the values we expect those outcomes could yield. Since in February 2018, we have valued our common stock based on a PWERM.
Application of our approach involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact valuations as of each valuation date and may have a material impact on the valuation of our common stock.
For valuations after the completion of an initial public offering, the board of directors will determine the fair value of each share of underlying common stock based on the closing price of the common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in assumptions or market conditions.
Warrants Underlying Shares of IPO Common Stock — We record warrants to purchase shares of common stock underlying our shares of IPO common stock in accordance with ASC 470, Debt with conversion and other options. The fair value of the warrants was estimated on the IPO date using the Black-Scholes option- valuation model. The calculation of warrants requires that we make assumptions and judgments about the variables used in the Black-Scholes option-valuation model, including the fair value of our common stock, expected term, expected volatility of the underlying common stock, risk-free interest rate, and exercise price.
We estimate the fair value of warrants using the Black-Scholes option-valuation model and the assumptions used to value such warrants are determined as follows:
Expected Term.   The expected term represents the period that our warrants are expected to be outstanding. The expected term was calculated by taking the average of the vesting period and contract period.

Risk-Free Interest Rate.   We base the risk-free interest rate used in the Black-Scholes option-valuation model on the implied yield available on US Treasury zero-coupon issues with a term equivalent to that of the expected term of the warrants.
Volatility.   We determine the price volatility based on the historical volatilities of industry peers as we had one day of trading history as of the initial public offering date. We intend to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose common stock prices are publicly available would be utilized in the calculation.
Dividend Yield.   The expected dividend assumption is based on our current expectations about our anticipated dividend policy. To date, we have not declared any dividends and, therefore, we used an expected dividend yield of zero.
Common Stock Valuations.   The fair value of our common stock when the warrants were issued is equal to the IPO common stock issuance price of $12.00 per share.
Exercise Price.   The representative warrants’ exercise price to purchase common stock is $15.00 per share.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position, results of operations, or cash flows upon adoption.
In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. In July 2018, the FASB issued ASU 2018-11 to amend certain aspects of Topic 842. These amendments provide entities with an additional (and optional) transition method to adopt Topic 842. Under this transition method, an entity initially applies the transition requirements in Topic 842 at that Topic’s effective date with the effects of initially applying Topic 842 recognized as a cumulative effect adjustment to the opening balance of retained earnings (or other components of equity or net assets, as appropriate) in the period of adoption. On April 8, 2020, the FASB changed the effective date of this standard applicable to the Company as an emerging growth company to January 1, 2022. The Company is currently evaluating the potential impact of this standard on its financial position, results of operations, and cash flows.
In June 2016, FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in ASU 2016-13 affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in ASU 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. On April 8, 2020, the FASB has changed the effective date of this standard applicable to the Company as an emerging growth company to January 1, 2023. The Company is currently evaluating the potential impact of this standard on its financial position, results of operations, and cash flows.

BUSINESS
Overview
Revolutionizing Next-Gen Allogenic CAR Therapies for Solid Tumors.
We are a target discovery and gene-editing company utilizing artificial intelligence and our proprietary neural network platform with a therapeutic focus on immuno-oncology.
Our proprietary target discovery engine is called “Diamond.”
Kiromic’s Diamond is big data science meeting target identification, dramatically compressing man-years and billions of drug development dollars to develop a live drug.
Without Kiromic’s Diamond, the management of all the data required to solve the Target Identification puzzle is both challenging and inefficient. Normal data required for target identification would require manual analysis of thousands of cancer tissue samples with billions of data points, looking at millions of mutations, and poring over thousands of publications on oncology and targets.
Diamond (Screening, Prioritizing, and Harmonizing)
Diamond is a computational platform and a neural network that can identify new cancer immunological targets for T cells and B cells. Diamond is an artificial intelligence and machine learning approach that can identify novel surface tumor targets. It uses public and proprietary samples and can expand into the tumor target space.
Diamond addresses the main challenges in today’s clinical pipeline: target identification.
Diamond generates a prioritized list of cancer immunological targets for T cells and B cells. These targets can be used to create therapies such as antibody therapies, T cell therapies, T cell receptor therapies, CAR-T cell therapies and vaccine therapies.
Diamond’s cognitive and deep learning capabilities extract information from our extensive digital library consisting of clinical studies, genomic and proteomic datasets. Diamond harmonizes all the raw data and creates datasets, which allows us to screen for cancer targets. Diamond will identify and prioritize lists of genes (biomarkers, wild type, mutant, isoform, neoepitope, etc.) that are highly and specifically expressed in the disease of interest while providing its distribution and methylation status across the entire patient population. It also maps out the exact portion of the gene that will elicit an immune response.

Diamond performs meta-analysis and convolution studies while standardizing and normalizing data across multiple and variable experimental platforms, then allows for the visualization of consistent and accurate results in a user-friendly fashion.
See our Diagram below which will walk readers through our process of going from antigens and target libraries to finish with target selection by our artificial intelligence engine.

Prioritizing T and B Cell Targets.   Diamond generates a prioritized list of immunological targets for T cells and B cells. These targets can be used to create therapies such as antibody therapies, T cell therapies, T cell receptor therapies, CAR T cell therapies and vaccine therapies.
Identify Highly Expressed Genes.   Diamond’s cognitive and deep learning capabilities extract information from our extensive digital library consisting of clinical studies, genomic and proteomic datasets. Diamond harmonizes all the raw data and creates datasets which allows us to screen for cancer targets. Diamond will identify and prioritize lists of genes (biomarkers, wild type, mutant, isoform, neoepitope, etc.) that are highly and specifically expressed in the disease of interest while providing its distribution status across the entire patient population. It also maps out the exact portion of the gene that will elicit an immune response.
Performs Meta Analysis.   Diamond performs meta-analysis and convolution studies while standardizing and normalizing data across multiple and variable experimental platforms, then allows for the visualization of consistent and accurate results in a user-friendly fashion.
Predict Isoform Targets.   Cancer cells will down regulate or shed targets in order to avoid detection and destruction by T cells (the immune system). These variations are known as isoforms. CancerSplice also shows a box plot by tissue of expression of the isoform in normal cancer genome atlas tissues and a box plot of the matching isoform in genotype-tissue expression program normal data. The sequence of amino acids that are specific for the selected cancer isoforms are then directly fed to Diamond’s artificial neural capsule network for peptide design and prioritization.
CancerSplice (Isoform Target Prediction)
Cancer cells will down-regulate or shed targets in order to avoid detection and destruction by T cells (the immune system). One mechanism for this tumor defense is the selection for alternative splice forms of target proteins. These variations are known as isoforms. Target isoforms include variations in their primary amino acid sequence that can change both the final folded form of the target plus their ability to be recognized by pre-existing and modified T cells. Within a heterogeneous cancer cell population, isoforms can preferentially expand to avoid detection and destruction by T cells. These isoforms can make it impossible for T cells to outright bind the targets on cancer cells. No binding to the target means no killing of cancer cells.

To solve the problem of identifying shared, common cancer-specific antigens derived from alternative splicing and cancer-specific isoform formation, we have developed a fully integrated in silico methodology to predict cancer-specific isoforms called CancerSplice.
CancerSplice allows for the prediction and prioritization of iso-antigens which could serve as a novel source of tumor targets, highly specific for neoplastic cells but without the drawback of also being highly patient-specific.
CancerSplice allows the user to select a tissue type from the cancer genome atlas along with thresholds for filtering isoforms (minimum and maximum tumor and normal cell transcript parts per million). Based on the tissue selected, CancerSplice displays a sorted list of isoforms that are elevated in high-expressing tumors versus normal tissues which have low expression. Differential analysis is then performed and used to generate two types of lists: (1) isoforms expressed in tumor but not expressed in normal tissues; and (2) isoforms expressed in normal tissues but yet at a much higher level in tumors. CancerSplice then allows the user to click on an isoform in the list to select a specific isoform to display in a detailed panel, which shows the multi-sequence alignment for the isoform, as well as all the other isoforms of that gene.
Finally, CancerSplice also shows a box plot by tissue of expression of the isoform in normal cancer genome atlas tissues and a box plot of the matching isoform in genotype-tissue expression program normal data. The sequence of amino acids that are specific for the selected cancer isoforms are then directly fed to Diamond’s artificial neural capsule network for peptide design and prioritization. Therefore, we believe that we have developed unique tools to address the issue with tumor-specific iso-antigens through CancerSplice and Diamond.
Target isoforms are protein variants of the same targets that occur during the normal processing of immature gene transcripts to the mature form.
Target isoforms include variations in their primary amino acid sequence that can change both the final folded form of the target plus their ability to be recognized by modified T cells (autologous/allogeneic) and other cells, such as NK or invariant NKT cells (often used in the allogeneic setting).

If they are the predominate form on the cell surface, these isoforms can make it impossible for T cells to outright bind the targets on cancer cells.
No binding or insufficient binding to the isoform results in no killing of cancer cells.
Our CancerSplice accurately predicts the most appropriate isoforms for T cells to bind and destroy cancer cells.
Immune Therapies Using Our Artificial Intelligence Selected Targets
With our artificial intelligence (Diamond), we seek to use our targets to train immune cells. The trained immune cells generate a therapeutic immune response in patients. These peptide sequences, known as tumor-specific iso-antigens, generate an immunological response and therefore eradicate cancer cells.
We are developing our brand of CAR cell product candidates known as ALEXIS (Allogenic Lead Exogenous Isoforms). These are designed to treat cancer by capitalizing on the immune system’s ability to destroy cancer cells. These products are in the pre-IND stage of the FDA clinical trial process. We are currently going through the IND enabling trials process for these product candidates and we expect that first in human dosing in Phase I of clinical trials will commence in the third quarter of 2021.
CAR-T cell therapy, a form of cancer immunotherapy, has recently emerged as a revolutionary and potentially curative therapy for patients with hematologic cancers, including refractory cancers. In 2017, two autologous anti-CD19 CAR-T cell therapies, Kymriah, developed by Novartis International AG, and Yescarta, developed by Kite Pharma, Inc., (now part of Gilead), were approved by the FDA for the treatment of relapsing/remitting B cell precursor acute lymphoblastic leukemia and relapsing/remitting large B cell lymphoma, respectively. Autologous CAR-T cell therapies are manufactured individually for the patient’s use by modifying the patient’s own T cells outside the body, causing the T cells to express CARs. The entire manufacturing process is dependent on the viability of each patient’s T cells and takes approximately three to four weeks. Allogenic T cell therapies involve engineering healthy donor T cells, which we believe will allow for the creation of an inventory of off-the-shelf products that can be delivered to a larger portion of eligible patients throughout the world.
We have not generated any revenue from sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not and have never been profitable and have incurred losses in each period since we began principal business operations in 2012.

Engineered T Cell Therapy
White blood cells are a component of the immune system and are responsible for defending the body against infectious pathogens and other foreign material. T cells are a type of white blood cell and are involved in both sensing and killing infected or abnormal cells, including cancer cells, as well as coordinating the activation of other cells in an immune response.
T cells can be distinguished from other white blood cells by T cell receptors present on their cell surface. These receptors contribute to tumor surveillance by directing T cells to recognize infected and destroy cancerous cells. When T cells with cancer-specific receptors are absent, present in low numbers, of poor quality or rendered inactive by suppressive mechanisms, cancer may grow and spread. In addition, standard of care treatments, such as chemotherapy regimens, as well as disease specific factors can damage the patient’s immune system, thereby inhibiting the ability of T cells to kill cancer.
Engineered T cell therapy is a type of immunotherapy treatment whereby human T cells are removed from the body and engineered to express CARs which, when infused into a patient, may recognize and destroy cancer cells in a more targeted manner.
CARs are engineered molecules that, when present on the surface of a T cell, enable the T cell to recognize specific proteins or antigens that are present on the surface of other cells.
There are two primary approaches to engineered T cell therapy: autologous and allogenic. Autologous therapies use engineered T cells derived from the individual patient, while allogenic therapies use engineered T cells derived from healthy donor T cells.
The autologous approach, pioneered by Novartis, Kite and others, has been highly successful in engineering patients’ immune systems to fight cancer, in particular CD19 positive cancers, resulting in significant remission rates. Autologous products are manufactured by first collecting a patient’s white blood cells, through a process known as leukapheresis, separating the T cells from the patient’s blood sample and proliferating the isolated T cells. After the cells have multiplied, the CAR construct is virally transduced into the T cells and the engineered T cells are then propagated until a sufficient number of cells are available for infusion into the patient. Finally, the engineered T cells are frozen, and then shipped back to the clinical center for administration to the patient. The process from leukapheresis to delivery to the clinical center takes approximately three to four weeks.
Allogenic engineered T cells are manufactured in a similar manner as autologous, but with two key differences: (1) allogenic T cells are derived from healthy donors, not cancer patients, and (2) allogenic T cells must also be genetically engineered to minimize the risk of graft-versus-host disease, a condition where allogenic T cells can recognize the patient’s normal tissue as foreign and cause damage in the patient.
Our Approach
Our operating motto is Better Target, Better Life™.
Our goal is to defeat cancer by developing immunotherapies that rely on improving target discovery and validation. With better targets, we believe our therapies will be more effective than the current crop of immunotherapies using older targets.
We are currently in the process of validating different tumor-specific immunotherapy product candidates for refractory CAR-T cell patients. Refractory CAR-T cell patients are those who have received CAR-T cell treatments for their indication, however, they either showed low or no benefit from this treatment. We validate biomarkers for these product candidates using the technologies and processes discussed in the sections below. The development schema below describes the path forward for developing our novel product candidates.

ABBIE Summary
ABBIE is a novel gene-editing system for inserting therapeutic genes safely into the genome of a host cell.
ABBIE technology comprises two main components, (i) a genome template (extracted from the ALEXIS plasmid), containing the therapeutic genes needed to retrain tumor-killing cells, and (ii) the gene-editing machinery required to safely insert this template into the genome of the therapeutic cells.
The ABBIE protein accompanies the CAR-containing genome template as it passes through the cell membrane into the nucleus and guides the template-flanking sequences (the “glue”) safely into the target genome.
Due to this targeting ability, ABBIE can also be used to remove unwanted, inhibitory genes. CAR expression on the Gamma-Delta T cells allows them to detect and destroy the antigen-expressing targeted cells.
The OFF switch permits fast shutdown in the event of an unexpected toxicity. Additional Anti-tumor factors can help neutralize the toxic tumor microenvironment.
ABBIE: Development
We are currently developing ABBIE (A Binding-Based Integrase Enzyme) for delivering our product candidates. ABBIE is a non-viral gene-editing mechanism to insert the target DNA template information into the T cell genome at a predetermined locus. ABBIE allows for insertion of the genome template into the T cells so that they could express the CAR protein and other accessory proteins while possibly eliminating unwanted inhibitory proteins.
The non-viral vector template is simultaneously physically comingled with the patient’s T/NK cells. The non-viral vector transfers the target’s genomic information into the T/NK cells, where it is integrated into the T/NK cell’s genome. T/NK cells now have been reprogramed with the genomic information for targeting and can successfully identify the targets on the cancer cells. This T/NK cell therapy is infused into the patient. T/NK cells will hunt down cancer cells with the known targets and destroy these cancer cells.

We believe that this gene delivery platform will deliver the DNA template to the T/NK cell genomes at a lower cost and shorter timeframe versus a viral vector. By comparison, a retroviral vector would have a longer development lead time (~12 months) with an increased insertional mutagenesis risk. Insertional mutagenesis means that a random insertion of the DNA could activate uncontrolled cell growth. ABBIE allows for a more consistent expression and will have a shorter development lead time (3-6 months). It avoids unnecessary risks by targeting a single locus and produces more predictable cell-to-cell expressions.
The development of ABBIE involves a multi-step process, which includes preparation of an integration-deficient lentivirus, a sensitive, targeted gene knock-out assay system, optimization of an inducible ABBIE protein expression system, a powerful screen for gene targeting efficiency, and a sensitive screen of additional ABBIE mutants to further improve efficacy. Altogether, the development plan involves construction of dozens of plasmid constructs, which are complete. To date, we have successfully completed the high transduction efficiency lentivirus system for our assays along with the non-integrating lentivirus system. Optimization of the selection schema is over 70% complete and the construction of the inducible expression and knock-out systems are well underway.

SWITCHES
ACTIVATION Switch.   A rapidly deployed activation switch can provide a survival and proliferation signal to the therapeutic cells to enhance their efficacy and persistence in vivo.
ATTENUATION Switch.   A rapidly deployed attenuation switch can intercept activation signals transiently to minimize toxicity following successful anti-tumor interactions. Choice of two non-mutually exclusive Attenuation Switch approaches: (a) a protein-based switch that rapidly triggers attenuation of target cells in a dose-dependent fashion. (b) a small molecule-based approach to rapidly and reversibly attenuate cell signaling.
SAFETY Switch.   A rapidly deployed, protein-based safety switch can eliminate therapeutic cells in case of acute toxicity. The safety switch is designed to eliminate either: (a) essentially all active therapeutic cells. (b) only the most active cells, preserving a cohort of backup therapeutic cells for long-term control of residual relapsing tumor cells. The Safety Switch will be co-expressed along with the bioactive chimeric activation receptor (CAR), the Activation Switch, and the Attenuation Switch.
Manufacturing Allogeneic Effector Cells
The three primary steps to creating our engineered effector cells are: (1) collection, (2) gene editing, and (3) purification, formulation, and storage.

Manufacturing
Step 1. Collection
The starting material for our engineered gamma delta T cell products are white blood cells. For our allogenic products, the cells are collected from a healthy donor. The collected cells are then sent to the Kiromic central processing facility, where the peripheral blood mononuclear cells, including gamma delta T cells, are isolated from the other sample components.
Step 2. Gene Editing
These cells are stimulated to proliferate, then transduced with a non-replicating retroviral vector.
We are also developing ABBIE, which is a non-viral gene-editing mechanism to insert the target DNA template information into the gamma delta T cell genome. The genomic sequence will direct the expression of proteins on the cell surface that allows the transduced gamma delta T cells to recognize and bind to a target molecule that is present on cancer cells.
Step 3. Purification, Formulation, and Storage
These engineered cells are then propagated in cell culture bags until sufficient cells are available. The engineered gamma delta T cells are then washed and frozen at the cell processing site.
For our allogenic products, the engineered cells are frozen and sent to long-term storage in the vapor phase of liquid nitrogen. This inventory will be securely stored and then shipped to oncology centers as needed.

As noted previously, the gene editing is currently being done with an industry standard retroviral vector, however, in future versions we expect to utilize our non-viral ABBIE gene editing platform.
Our Product Pipeline and Development
Using our proprietary technologies, we are researching and developing multiple product candidates for the treatment of blood cancers and solid tumors. Our product candidates are allogenic engineered cells to be used for specific patients or as off-the-shelf treatments for any patient with a particular cancer type. Each product candidate targets a selected antigen expressed on tumor cells and bears specific engineered attributes.

Our product pipeline and clinical program projected timelines (clinical timelines and final patient accrual numbers are predicated upon FDA review and will be modified in accordance to FDA particular requirements) are represented in the diagrams below:
[Update Pipeline]
Clinical Program
Not only is cancer the second leading cause of mortality worldwide, but 90% of cancer deaths are due to metastatic disease, with the remainder due primarily to locally advanced disease. Current treatments for locally advanced disease include systemic chemotherapy, radiation, and surgery, but offer only limited benefit for many subjects with locally advanced disease that is not amendable to curative surgical resection.
What makes this challenging is that solid tumors develop in complex and dynamic microenvironments that influence their growth, invasion, and metastasis. Therefore, effective novel therapies are needed for subjects with advanced solid tumors. The field of immunotherapy is currently expanding with a variety of approaches and Kiromic Biopharma’s suite of gamma delta T cell therapies is uniquely positioned to make an impact in this setting based upon our promising preclinical in vitro and in vivo studies which have revealed strong and specific tumor cytotoxicity with minimal adverse effects.
Clinical Program
The ALEXIS platform of products has been designed to incorporate our Diamond target discovery platform into an off the shelf (allogeneic) gamma delta T cell therapy that will be able to address the challenging patient population of metastatic and progressive locally advanced solid malignancies (including ovarian, malignant pleural mesothelioma, and multiple other indications as well).
Multiple solid malignancies express one or both of these biomarkers, and we anticipate that they will eventually be combined into a single powerful CAR-T cell for solid malignancies, or as a synergistic dual therapy that will achieve an impact in this devastating disease.
ALEXIS-ISO-1
Our allogenic gamma delta CAR-T cell therapy product candidate targeting Isomesothelin (the isoform of Mesothelin).
ALEXIS-PRO-1
Our allogeneic gamma delta chimeric T cell therapy product candidate targeting PD-L1
PD-1: Avoiding Antigen Escape
To further boost the potency of our effector cells, we have developed an off the shelf chimeric gamma delta PD1 T cell switch receptor therapy that interferes with the inhibitory “checkpoint” protein, PD-L1, found on most tumor cells and cells of the tumor microenvironment (TME). By converting what is normally an inhibitory signal into an activating signal, we predict that this will overcome the resistance of the TME and mitigate the issue of antigen loss typically seen with solid malignancies in particular.

The chPD1 Receptor is activated by engagement with PD-L1+ (or even PD-L2+) tumors.
Typical checkpoint inhibitors block PD-1 and PD-L1, although they have limitations since they do nothing to actually activate/energize the T cell into action, and since typically the subject’s T cells are not working properly, the results are not as optimized as they would otherwise be.
Our chPD-1 (chimeric PD-1) thus takes it one step further by converting PD-1 and PD-L1 from an inhibitory signal to an activation signal. This pivotal transformation allows our chimeric T-cells to then kill solid tumor cells and the cells of the TME.
Although this chimeric PD1 gamma delta T cell can effectively lyse both hematologic and solid tumors expressing PD-L1, the focus of the first related Investigational New Drug (IND) submission will focus on solid malignancies that express PD-L1 as this represents one of the greatest need in oncology at this time. This IND submission is supported by strong in vitro and in vivo tumor cytotoxicity data, and thus far no significant adverse effects have been noted in the animal models tested, which has included the testing of multiple types of solid malignancies.
Development Plan
ALEXIS-ISO-1 will be studied in “A Phase 1, First-in-Human, Open-label, Dose Escalation Study of an Allogeneic Gamma Delta CAR-T Cell Therapy (KB-ISM) in Subjects with Isomesothelin positive Metastatic or Progressive Locally Advanced Solid Malignancies.
The primary goal will be to assess safety, tolerability, and efficacy at increasing dose levels in order to estimate the optimal biologic dose (OBD) which will serve as the dose for an additional 20 patient cohort expansion.
Prior to treatment, all patients are expected to undergo selected screening process to assure that they meet all the corresponding inclusion and exclusion criteria, and are expressing the intended target (Iso Mesothelin).

ALEXIS-PRO-1 will be studied in “A Phase 1, First-in-Human, Open-label, Dose Escalation Study of an Allogeneic Gamma Delta PD1 T Cell Switch Receptor Therapy (KB-PD1) in Subjects with PD-L1 positive Metastatic or Progressive Locally Advanced Solid Malignancies”.
The primary goal will be to assess safety, tolerability, and efficacy at increasing dose levels in order to estimate the optimal biologic dose (OBD) which will serve as the dose for an additional 20 patient cohort expansion.
Prior to treatment, all patients are expected to undergo selected screening process to assure that they meet all the corresponding inclusion and exclusion criteria, and are expressing the intended target (PD-L1).
We filed Phase 1 IND submissions for both ALEXIS-PRO-1 and ALEXIS-ISO-1 in May 2021 with the first patients projected for enrollment in Q3 2021, and with first results projected in Q4 2021.
Our Manufacturing Operations
We have invested resources to optimize our manufacturing process, including the development of improved analytical methods. We plan to continue to invest in process science, product characterization and manufacturing to continuously improve our production and supply chain capabilities over time.
Our product candidates are designed and manufactured via a platform comprised of defined unit operations and technologies. The process is gradually developed from small to larger scales, incorporating compliant procedures to create current cGMP conditions. Although we have a platformbased manufacturing model, each product is unique and for each new product candidate, a developmental phase is necessary to individually customize each engineering step and to create a robust procedure that can later be implemented in a cGMP environment to ensure the production of clinical batches. This work is performed in our research and development environment to evaluate and assess variability in each step of the process in order to define the most reliable production conditions.
We will engage third-party CMOs to manufacture the retroviral vector that delivers the applicable CAR gene into the T cells under cGMP. We believe all materials and components utilized in the production of the cell line, retroviral vector and final T cell product are readily available from qualified suppliers.
We believe the use of contract manufacturing and testing for the first clinical product candidates is cost-efficient and has allowed us to rapidly prepare for clinical trials in accordance with our development plans. We expect third-party CMOs will be capable of providing and processing sufficient quantities of product candidates to meet anticipated clinical trial demands.
In addition, we believe we have sufficient space at our headquarters in Houston, Texas, which is being adapted to manufacture clinical grade products.

If any of our product candidates are approved, to meet projected needs for commercial sale quantities, we anticipate that we will need to obtain additional manufacturing capacity through CMOs to be able to supply and process products on a patient-by-patient basis.
We intend to screen multiple manufacturers, including both current and alternate suppliers, to secure sufficient capacity for commercial purposes prior to the filing of a Biological License Application. We believe that commercial requirements can be met, although we cannot be certain that identifying and establishing relationships with such sources, if necessary, would not result in significant delay or material additional costs.
Our Intellectual Property
Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, as well as novel discoveries, product development technologies, and know-how.
Our commercial success also depends in part on our ability to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to develop and maintain protection of our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and applications related to our technology, inventions, and improvements that are important to the development and implementation of our business.
We also rely on trademarks, trade secrets, know-how, continuing technological innovation, confidentiality agreements, and invention assignment agreements to develop and maintain our proprietary position. The confidentiality agreements are designed to protect our proprietary information and the invention assignment agreements are designed to grant us ownership of technologies that are developed for us by our employees, consultants, or other third parties. We seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in our agreements and security measures, either may be breached, and we may not have adequate remedies. In addition, our trade secrets may otherwise become known or independently discovered by competitors.
With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of using and manufacturing the same.
Patents
We are actively building an intellectual property portfolio around our product candidates and our discovery programs, based on intellectual property we own as well as licensed intellectual property. We are the owners of, co-owners of, or the licensee of multiple patents and patent applications in the United States and worldwide. Our patent portfolio includes patent applications having claims directed to aspects of our lead product candidates, ALEXIS-PRO-1 and ALEXIS-ISO-1, as well as other research-stage candidates. Our patent portfolio and filing strategy is designed to provide multiple layers of protection by pursuing claims directed toward: (1) antigen binding domains directed to the targets of our product candidates; (2) CAR constructs used in our product candidates; (3) methods of treatment for therapeutic indications; (4) manufacturing processes; and (5) and methods for genetically engineering immune cells suitable for autologous and allogenic use.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In the United States, patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier- filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for a patent term extension of up to five years under the Hatch-Waxman Act, which is designed to compensate for the patent term lost during the FDA regulatory review process. The length of the patent term extension involves a complex calculation based on the length of time it takes for regulatory review. A patent term extension under the Hatch-Waxman Act cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Moreover, a patent can only be extended once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug.
As of June 11, 2021, our patent estate includes three issued U.S. patents and 22 pending patent applications (13 of which are in the U.S.), each of which we own, jointly own, or have an exclusive commercial license (either in its entirety or within our field of use), as is more fully described below. Our patent families related to our product candidates are described below.
Diamond (Screening, Prioritizing, and Harmonizing) and CancerSplice (Isoform Target Prediction), Therapeutic Targets and Vaccine Therapeutics
Our tumor targets patent estate includes nine patent portfolios directed to target identification processes, therapeutics and treatments we co-developed or developed internally (1-9) and one licensed patent portfolio (10) directed to therapeutics and treatments related to a vaccine therapeutic under development.
1.
The application titled “Platform for Identification of Tumor-Associated Cancer/Testis Antigens” is a United States utility patent application that is expected to expire on April 25, 2037, absent any patent term adjustment (PTA) or patent term extension (PTE). The claims in this patent application include composition of matter, use and process for a method of identifying cancer/testes antigens (CTAs) useful as cancer treatment targets, the method comprising: identifying human sperm proteins to which patients diagnosed with solid or hematological malignancies have established a humoral immune response.

2.
The application entitled “Methods for Identifying and Using Diseases-Associated Antigens” is an International Patent Cooperation Treaty (PCT) patent application from which national/regional applications, if filed, are expected to expire on May 29, 2040. The claims in this patent application are directed in part to methods for identifying proteins encoded by genes having tumor-associated hot-spot mutations and/or tumor-associated mRNA splice variants, methods for identifying immunogenic portions of such proteins, and uses thereof.

3.
The application titled, “Anti-Human/Mouse Sperm Protein 17 (SP17) Antibody and Derivatives Thereof” is a United States utility patent application that is expected to expire on March 22, 2037, absent any patent term adjustment or patent term extension. The claims in this patent application include composition of matter, use, and method for a novel monoclonal antibody, designated as GD6, and various derivatives thereof, which target an epitope of human and murine Sperm Protein 17 (SP17) which possesses broad expression on cells derived from numerous solid malignancies.

4.
The family that includes patents and patent applications entitled “Compositions and Methods for Treating Cancers” contains one United States utility patent, and patent applications filed in Europe, Mexico, and China that are expected to expire on March 13, 2037, absent any patent term adjustment or patent term extension. The claims in the patent and patent applications are directed to a particular galectin protein, compositions containing the protein, polynucleotides encoding the protein, and, in certain instances, uses thereof.

5.
The family titled, “CdS Quantum Dot-Chitosan-Anti-SP17 Nanohybrid as a Potential Cancer Biomarker” contains one utility patent filed in the United States that is expected to expire on February 23, 2038, absent any patent term adjustment or patent term extension. The claims in this patent application include composition of matter of a nanoconjugate consisting of a quantum dot nanoparticle conjugated to an anti-SP17 antibody, wherein the conjugating molecule is chitosan. The claims in this patent application also include methods for detecting cancer cells in biological systems consisting in administering the anti-SP17 nanoconjugate and performing imaging analysis using the quantum-dot fluorescence emission.

6.
The family includes a United States Provisional Application and an international Patent

Cooperation Treaty (PCT) application entitled “Peptide Compositions for the Treatment of Pathogenic Infections” from which national/regional applications, if filed, are expected to expire on May 7, 2041.
7.
The family titled, “Hydrogen Peroxide-Containing Oral Care Composition for Mitigation, Prevention, or Treatment of Human Coronavirus-Associated Infections.” It is a United States Provisional Application that is expected to expire on May 14, 2021. No claims were filed with the provisional application. We plan to file a United States utility patent application claiming priority to the provisional application before the provisional application expires.

8.
The family containing one application filed in Europe entitled, “Novel Nanoparticle — Based Vaccine Targeting Cancer/Testis Antigens (CTA) and its’ Use in Solid and Hematological Malignancies,” that is expected to expire on November 19, 2035, absent any extension of the patent right by a supplementary protection certificate (SPC). The claims in this patent application are directed to an oral vaccine composition and use thereof.

9.
The application entitled “Disease-Associated Isoform Identifier” is a United States Provisional Application expected to expire on November 19, 2021. We plan to file at least an international PCT patent application claiming priority to this provisional application on or before November 18, 2021.

10.
The family has been exclusively in-licensed from Mercer University. It is titled, “Nanospheres Encapsulating Bioactive Material and Method for Formulation of Nanospheres” and contains three issued United States Patents and one pending application. One of the issued patents is expected to expire on September 29, 2029 supplemented by 540 days of patent term adjustment, the remaining two issued patents and the pending application are expected to expire on September 29, 2029. The claims in this patent family include composition of matter and methods for a method for forming microspheres containing bioactive material, comprising dissolving a polymer matrix, such as albumin or betacyclodextrin, in an aqueous medium in a first vessel.

Chimeric PD1 Receptor
Chimeric PD1 Receptor is the additional targeting element that interferes with the inhibitory “checkpoint” protein, PD1 found on most activated T cells and other effector cells.
The Chimeric PD1 Receptor patent family includes patent applications entitled, “PD1-Specific Chimeric Antigen Receptor as an Immunotherapy” that have been exclusively in-licensed from Longwood University. The patent family contains patent applications filed in the United States and in other jurisdictions and are expected to expire on September 26, 2038, absent any patent term adjustment or patent term extension. The claims in the patent applications are directed to a chimeric antigen receptor (CAR) polypeptide; a vector comprising the CAR polypeptide; and a T lymphocyte genetically modified to express the CAR polypeptide. The claims in the patent application also are directed to a method of treating cancer using T lymphocytes genetically modified to express the CAR polypeptide.
Iso-Mesothelin Binding Molecules, Chimeric PD1 Molecule and Gamma-Delta T-cell Expansion
We have developed binding molecules directed to an iso-mesothelin isoform expressed in tumors at a higher level than in non-tumor tissues, including chimeric antigen receptor (CAR) binding molecules. We also have developed a chimeric PD1 molecule and effector cell expansion processes, e.g., Gamma-Delta T-cell expansion processes and Invariant Natural Killer T (iNKT) cell manufacturing processes, for manufacturing allogeneic effector cells.
The family includes a first United States Provisional Application entitled “Mesothelin Isoform Binding Molecules and Uses Thereof” and two subsequent United States Provisional Applications entitled “Mesothelin Isoform Binding Molecules and Chimeric PD1 Binding Molecules, Cells Containing the Same and Uses Thereof.” The first United States Provisional Application is expected to expire on July 8, 2021. We plan to file at least an international PCT patent application claiming priority to at least the first provisional application on or before July 7, 2021.

Switch Technology
The Activation Switch can provide a survival and proliferation signal to the therapeutic cells to enhance their efficacy and persistence in vivo. The Attenuation Switch can intercept activation signals transiently to minimize toxicity following successful anti-tumor interactions. The Safety Switch can eliminate therapeutic cells in case of acute toxicity.
The Switch Technology patent family titled “Tri Switch Technology for Multi-Dimensional Control of Cell Therapy” is a United States Provisional Application that is expected to expire on June 15, 2021. No claims were filed on the provisional application. We plan to file a United States utility patent application claiming priority to the provisional application before the provisional application expires.
ABBIE (Genetic Delivery Vehicle)
ABBIE is the delivery vehicle for our lead product candidates, ALEXIS-PRO-1 and ALEXIS-ISO-1, as well as our other research-stage candidates.
The ABBIE patent family has been exclusively in-licensed from CGA 369 Intellectual Holdings, Inc. It is entitled, “CAS 9 Retroviral Integrase and CAS 9 Recombinase Systems for Targeted Incorporation of a DNA Sequence into a Genome of a Cell or Organism.” The patent family contains patent applications that were filed in Europe, China, Japan, Korea, and the United States and patents granted are expected to expire on March 31, 2036, absent any patent term adjustment or patent term extension. The claims in this patent family are directed to recombinant proteins, compositions that include such proteins and guide RNA, vectors encoding such proteins, and methods of use. Two patent applications in the family are not currently pending and we have made submissions for reinstatement.
License Agreements
Mercer University
On December 1, 2016, we entered into a license agreement with Mercer University, or Mercer, pursuant to which Mercer granted to us an exclusive license for certain inventions and technologies related to nanoparticles useful as vaccines. As compensation for this license, we paid Mercer a license fee and agreed to pay royalties of the net selling price of all licensed products sold once we start selling the products developed with the licensed intellectual property. Finally, we also agreed to make the following milestone payments: (i) upon initiation of an FDA Phase II clinical trial; (ii) upon the first dosing in the FDA Phase III clinical trial, and (iii) upon BLA approval. The potential milestone payments total $325,000 in the aggregate. The royalty range for the license agreement is between 1% and 5%. The term of this license agreement continues until all licensed patents expire. The Mercer patents associated with the license agreement contain three issued United States Patents and one pending application, the last of which is expected to expire on September 29, 2029 (with 540 days of patent term adjustment). We may terminate this agreement at any time upon sixty (60) days written notice. Mercer may terminate this agreement upon the occurrence of a material breach of the agreement that is not cured by us within sixty (60) days of notice of such breach.
CGA 369
On September 14, 2018, we entered into a license agreement with CGA 369 Intellectual Holdings, Inc., or CGA, which was amended on October 16, 2019. Pursuant to this license agreement, CGA granted to us an exclusive license for certain inventions and technologies related to the use of engineered DNA binding proteins exhibiting genome specificity such as Cas9, TALE, and Zing finger proteins attached by a linker with viral integrases or a recombinase in older to deliver DNA sequence of interest (or gene of interest) to a targeted site in a genome of a cell or organism. As compensation for this license, we agreed to pay CGA a license fee, which payment is conditioned upon a sublicense and our receipt of upfront fee in connection with such sublicense of at least $5 million. We also agreed to pay royalties based on a percentage of the net selling price of all licensed products sold once we start selling the products developed with the licensed intellectual property. The net selling price is equal, subject to certain exceptions, to the gross selling price less (i) sales and excise taxes, value added taxes, and duties which fall due and are paid by the purchaser as a direct consequence of such sales and any other governmental charges imposed upon the importation, use or sale of such product, but only to the extent that such taxes and duties are actually included and itemized in the gross amounts invoiced to and specifically paid by the purchaser over and above the usual selling price of such product, customarily included and itemized in the gross amounts invoiced to and specifically paid by the purchaser over and above the usual selling price of all comparable products in the relevant market and are not recovered or recoverable; (ii) trade, quantity and cash discounts that are customary in the pharmaceutical industry and that are actually allowed on such product; (iii) allowances or credits to customers on account of rejection, withdrawal, recall, or return of such product or on account of retroactive price reductions or price protection charges or reprocurement/failure to supply charges affecting such product, to the extent that such allowances, credits or charges are customary in the pharmaceutical industry; and (iv) discounts, rebates and chargebacks specifically related to such product on an accrual basis, which shall be trued up and reconciled in the ordinary course of business, including, but not limited to, those granted to government agencies. Finally, we also agreed to make the following milestone payments: (i) upon completion of a positive Phase III clinical trial; (ii) upon FDA approval; (iii) upon our aggregate net sales of licensed products reaching $100 million in a single calendar year; (iv) upon our aggregate net sales of licensed products reaching $250 million in a single calendar year, and (v) upon our aggregate net sales of licensed products reaching $500 million in a single calendar year. The potential milestone payments total to $9.5 million in the aggregate. The royalty range for the CGA 369 license is between 1% and 5%. The CGA 369 patents associated with the license agreement contains five utility applications in Europe, China, Japan, Korea, and the United States, the last of which is expected to expire on March 31, 2036. The term of this license agreement continues until all licensed patents expire. We may terminate this agreement at any time upon sixty (60) days written notice. CGA may terminate this agreement upon the occurrence of a material breach of the agreement that is not cured by us within ninety (90) days of notice of such breach.
Longwood University
Effective March 25, 2020, we entered into a license agreement with Longwood University, or Longwood. Pursuant to this license agreement, Longwood granted to us the exclusive right to negotiate a worldwide, exclusive license for certain patent rights. The patent rights pertain to “T-cells expressing a chimeric-PD l- CD3zeta receptor reduce tumor burden in multiple murine syngeneic models of solid cancer.” As compensation for this right, we agreed to pay Longwood an upfront fee of $15,000. We also agreed to reimburse Longwood for fees and expenses incurred for the preparation, filing, prosecution and maintenance of such patent rights.
Our Research and Development Collaborations
MDACC Grant
We provided a grant to the University of Texas, MD Anderson Cancer Center (“MDACC”). The arrangement provides for MDACC to test the efficacy of: 1) Isoform targeting (and/or other isoforms for hematological diseases: 2) ALEXIS Isoform Mesothelin Targeting: The anti-mesothelin isoform CAR we plan to test in these pre-clinical studies could be potentially developed for more effective and safer target expression expressing solid malignancies and/or alternative targets for solid tumor. As compensation for this collaboration, we agreed to pay MDACC a fee. The agreement’s commencement date was April 1, 2020 and terminated on March 31, 2021.
On April 8, 2021, we entered into a letter of intent (the “Letter of Intent”) with the MDACC pursuant to which MDACC shall receive a research grant from us titled, “Validation of biomarker isomeso for pancreatic cancer,” which is aimed at discovering new cancer-specific antigen targets (the “Grant”). The total costs to be paid in connection with the Grant shall be $300,000. Pursuant to the Letter of Intent, the Grant shall commence on April 1, 2021 and end on March 31, 2022.
Molipharma Agreement
On April 3, 2020, we entered into a joint venture agreement (“Joint Venture”) with Molipharma, S.R.L. (“Molipharma”) to collaborate in (1) a clinical trial program in oncology development (“Oncology”) and (2) a clinical trial program in COVID-19 Vaccine (“COVID-19 Vaccine”).

With respect to Oncology, we will grant a low single digit royalty to Molipharma for turnover of the marketing of ovarian cancer research in Europe. With respect to COVID-19 Vaccine, economic rights in Europe will transfer to Molipharma, and economic rights in the United States will transfer to us. Molipharma agreed to undertake to financially support the research program for COVID-19 and we agreed to financially support the research program in oncology. The Joint Venture has a duration of five years, extendable for a further five years, unless notice of non-renewal is sent one year before the expiration date. The parties may withdraw from the Joint Venture only for serious and justified reasons or by mutual consent.
Leon Office (H.K.) Agreement
On January 28, 2021, we executed a strategic alliance agreement with Leon Office (H.K.) (“Leon”) a company established under existing laws of Hong Kong. It is intended that Leon acts as an independent business development advisor on our behalf. Leon will seek to introduce organizations and individuals that will create business development opportunities for us, to expand our reach to international markets with a focus on certain Asian markets and to increase brand recognition and exposure through developing liaisons, collaborations, branches and subsidiaries. The cost of the agreement is $360,000 annually, payable in four quarterly installments.
Our Competition
Our products will compete with novel therapies developed by biopharmaceutical companies, academic research institutions, governmental agencies and public and private research institutions, in addition to standard of care treatments.
In 2017, two autologous anti-CD19 CAR T cell therapies, Kymriah, developed by Novartis International AG, and Yescarta, developed by Kite Pharma, Inc., were approved by the FDA for the treatment of relapsing/remitting B-cell precursor acute lymphoblastic leukemia and relapsing/remitting large B cell lymphoma, respectively.
Due to the promising therapeutic effect of T cell therapies in clinical trials, we anticipate increasing competition from existing and new companies developing these therapies, as well as in the development of allogenic T cell therapies.
Potential cell therapy competitors include:
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Autologous T cell therapy competition:   Adaptimmune Therapeutics PLC, Amgen Inc., Autolus Therapeutics PLC, Bluebird Bio, Gilead (acquired Kite), Novartis International AG, Celgene (acquired Juno), Tmunity Therapeutics, Inc. and Unum Therapeutics Inc.

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Allogenic T cell therapy competition:   Atara Biotherapeutics, Inc., Celyad S.A., CRISPR Therapeutics AG, Fate Therapeutics Inc., Intellia Therapeutics, Inc., Gilead (acquired Kite), Allogene Therapeutics, Inc., Poseida Therapeutics, Inc., Precision Biosciences, Inc. and Sangamo Therapeutics, Inc.

Competition will also arise from non-cell based immune and other pursued by small-cap biotechnology and large-cap pharmaceutical companies including Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Incyte Corporation, Merck & Co., Inc., and F. Hoffmann-La Roche AG. For instance, we may experience competition from companies, such as Amgen Inc., Regeneron Pharmaceuticals, Inc., Xencor Inc., MacroGenics, Inc., GlaxoSmithKline plc and F. Hoffmann-La Roche AG, that are pursuing bispecific antibodies, which target both the cancer antigen and T cell receptor, thus bringing both cancer cells and T cells in close proximity to maximize the likelihood of an immune response to the cancer cells. Additionally, companies, such as Amgen Inc., GlaxoSmithKline plc and Seattle Genetics, Inc., are pursuing antibody drug conjugates, which utilize the targeting ability of antibodies to deliver cell-killing agents directly to cancer cells.
Many of our competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, pre-clinical testing, clinical trials, manufacturing, and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors.

Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. The key competitive factors affecting the success of all of our programs are likely to be efficacy, safety, and convenience.
These competitors may also vie for a similar pool of qualified scientific and management talent, sites and patient populations for clinical trials, as well as for technologies complementary to, or necessary for, our programs.
GreenPlanet Pharma
Our wholly-owned subsidiary, GreenPlanet Pharma, Inc., operates an oral healthcare business. It has developed a mouthwash using a high quality, safe, and natural ingredient formulation to provide effective symptomatic relief for a wide range of oral irritations and health concerns.
This business is recently formed and the product was recently developed. This business has not generated any revenues.
Government Regulation
As a biopharmaceutical company that operates in the United States, we are subject to extensive regulation. Our cell products will be regulated as biologics. With this classification, commercial production of our products will need to occur in registered facilities in compliance with cGMP for biologics. The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated and has determined that more than minimally manipulated products require clinical trials to demonstrate product safety and efficacy and the submission of a Biologic License Application, or BLA, for marketing authorization. Our products are considered more than minimally manipulated and will require evaluation in clinical trials and the submission and approval of a BLA before we can market them.
Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those we are developing. Our product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.
U.S. Product Development Process
In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and their implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a biological product may be marketed in the United States generally involves the following:
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completion of nonclinical laboratory tests and animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

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submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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approval by an independent IRB or ethics committee at each clinical site before the trial is commenced;

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performance of adequate and well-controlled human clinical trials according to the FDA’s GCPs, and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

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submission to the FDA of a BLA for marketing approval that includes substantial evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

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satisfactory completion of an FDA Advisory Committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices, or GTPs, for the use of human cellular and tissue products;

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potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

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FDA review and approval, or licensure, of the BLA.

Before testing any biological product candidate, including our product candidates, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.
Clinical trials involve the administration of the biological product candidate to patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research patients provide informed consent. Further, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Certain clinical trials involving human gene transfer research also must be overseen by an Institutional Biosafety Committee, or IBC, a standing committee to provide peer review of the safety of research plans, procedures, personnel training and environmental risks of work involving recombinant DNA molecules. IBCs are typically assigned certain review responsibilities relating to the use of recombinant DNA molecules, including reviewing potential environmental risks, assessing containment levels, and evaluating the adequacy of facilities, personnel training, and compliance with the National Institutes of Health Guidelines. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
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Phase 1.   The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2.   The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3.   Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.
Human immunotherapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of immunotherapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.
Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.
U.S. Review and Approval Processes
After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA submission must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.
Under the Prescription Drug User Fee Act, or the PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual program fee for biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product.
A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.
Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the GTPs, to the extent applicable. These are FDA regulations and guidance documents that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissue, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing.
Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.
Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.
If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.
In addition, under the Pediatric Research Equity Act, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, the Pediatric Research Equity Act does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Expedited Development and Review Programs
The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a fast track product, the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.
Any product, submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.
Regenerative Medicine Advanced Therapy, or RMAT, designation was established by FDA in 2017 to facilitate an efficient development program for, and expedite review of, any drug that meets the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review.
Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. Once approved, when appropriate, the FDA can permit fulfillment of post-approval requirements under accelerated approval through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence such as electronic health records; through the collection of larger confirmatory datasets; or through post-approval monitoring of all patients treated with the therapy prior to approval.
Breakthrough therapy designation is also intended to expedite the development and review of products that treat serious or life-threatening conditions. The designation by FDA requires preliminary clinical evidence that a product candidate, alone or in combination with other drugs and biologics, demonstrates substantial improvement over currently available therapy on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation comes with all of the benefits of fast track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review.
Fast Track designation, priority review, RMAT and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.
Post-Approval Requirements
Any products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although a physician may prescribe a legally available product for an off-label use, if the physicians deems such product to be appropriate in his/her professional medical judgment, a manufacturer may not market or promote off-label uses. However, it is permissible to share in certain circumstances truthful and not misleading information that is consistent with the product’s approved labeling.
In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the product. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.
The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures.
Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.
U.S. Marketing Exclusivity
The Biologics Price Competition and Innovation Act amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. The Biologics Price Competition and Innovation Act, however, bars the FDA from approving biosimilar applications for 12 years after an innovator biological product receives initial marketing approval. This 12-year period of data exclusivity may be extended by six months, for a total of 12.5 years, if the FDA requests that the innovator company conduct pediatric clinical investigations of the product.
Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents, if granted, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years, as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.
Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.
Other U.S. Healthcare Laws and Compliance Requirements
In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the CMS, other divisions of the HHS (e.g., the Office of Inspector General, the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments). For example, our business practices, including any future sales, marketing and scientific/educational grant programs may be required to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the patient data privacy and security provisions of the Health Insurance Portability and Accountability Act, or HIPAA, transparency requirements, and similar state, local and foreign laws, each as amended.
The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item, good, facility or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The federal Anti- Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and other individuals and entities on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.
Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.
Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. In addition, the Affordable Care Act codified case law that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (discussed below).
The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to, among others, a federal healthcare program that the person knows or should know is for a medical or other item or service that was not provided as claimed or is false or fraudulent.
The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies are being investigated or, in the past, have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.
HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.
We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, imposes requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates that are independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
Additionally, the federal Physician Payments Sunshine Act within the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) annually report information to CMS related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members.
In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.
If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.
Different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.
The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on healthcare pricing. Coverage policies and third-party reimbursement rates may change at any time.
Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Healthcare Reform
In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.
For example, the Affordable Care Act has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the Affordable Care Act provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:
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created an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs that began in 2011;

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increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

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created a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

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extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and added new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

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expanded of the list of entities eligible for discounts under the 340B Drug Discount Program;

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created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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expanded healthcare fraud and abuse laws, including the Foreign Corrupt Practices Act, or the FCPA, and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

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created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

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required reporting of certain financial arrangements with physicians and teaching hospitals;

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required annual reporting of certain information regarding drug samples that manufacturers and distributors provide to physicians;

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established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending; and

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created a licensure framework for follow on biologic products.

Some of the provisions of the Affordable Care Act have yet to be implemented, and there have been legal and political challenges to certain aspects of the Affordable Care Act. Since January 2017, the current U.S. President has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the Affordable Care Act. In December 2017, Congress repealed the tax penalty for an individual’s failure to maintain Affordable Care Act-mandated health insurance, commonly known as the “individual mandate”, as part of the Tax Cuts and Jobs Act of 2017, or the Tax Act.
On January 22, 2018, the former U.S. President signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices.
The Bipartisan Budget Act of 2018, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”.
Congress is continuing to consider legislation that would alter other aspects of the Affordable Care Act. The ultimate content, timing or effect of any healthcare reform legislation on the U.S. healthcare industry is unclear. In July 2018, CMS published a final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act.
We anticipate that the Affordable Care Act, if substantially maintained in its current form, will continue to result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.
Further legislation or regulation could be passed that could harm our business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the U.S. President’s administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the U.S. President’s administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The HHS has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. On January 31, 2019, the HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors which, among other things, may affect rebates paid by manufacturers to Medicare Part D plans, the purpose of which is to further reduce the cost of drug products to consumers. While some of these and other proposed measures may require authorization through additional legislation to become effective, Congress and the U.S. President’s administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
The Foreign Corrupt Practices Act
The FCPA prohibits any United States individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Additional Regulation
In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.
Overseas Government Regulation
In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval of a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial application must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country’s requirements, clinical trial development may proceed. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.
The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit a marketing authorization application. The application used to file the BLA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.
For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
European Union General Data Protection Regulation
In addition to EU regulations related to the approval and commercialization of our products, we may be subject to the EU’s General Data Protection Regulation, or the GDPR. The GDPR imposes stringent requirements for controllers and processors of personal data of persons in the EU, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.
The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the European Union, such as in connection with our EU clinical trials. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.
California Consumer Privacy Act
California recently enacted legislation that has been dubbed the first “GDPR-like” law in the United States. Known as the California Consumer Privacy Act, or the CPPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. When it goes into effect on January 1, 2020, the CCPA will require covered companies to provide new disclosures to California consumers, provide such consumers new ways to opt-out of certain sales of personal information, and allow for a new cause of action for data breaches. Legislators have stated that amendments will be proposed to the CCPA before it goes into effect, but it remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. As currently written, the CCPA may impact (possibly significantly) our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.
Human Capital
Our Employees.   As of June 11, 2021, we had a total of 28 employees. Of the 28 employees, 27 employees were employed in the United States of America with one employee employed in Italy. Our highly qualified and experienced team includes scientists, physicians, laboratory technicians, finance professionals, and administrative professionals. We also utilize a number of consultants for financial reporting, clinical, regulatory, and Securities and Exchange Commission (“SEC”) compliance.
We believe that we maintain a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union.
Employee Engagement, Talent Development & Benefits.   We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, and opportunities for equity ownership.
Diversity, Inclusion, and Culture.   Much of our success is rooted in the diversity of our teams and our commitment to inclusion. We value diversity at all levels and continue to focus on extending our diversity and inclusion initiatives across our entire workforce. We believe that our business benefits from the different perspectives a diverse workforce brings, and we pride ourselves on having a strong, inclusive and positive culture based on our shared mission and values.
Legal Proceedings
From time to time in the future, we may become involved in litigation or other legal proceedings that arise in the ordinary course of business. A complaint was filed on March 22, 2021 in the Court of Chancery of the State of Delaware against us by a former consultant and director. The complaint alleges, among other things, that the plaintiff is entitled to additional stock options and he is seeking declaratory judgment and specific performance. We believe that all of the claims in the complaint are without merit and we intend to defend vigorously against them.
We are not currently party to any other legal proceedings, and we are not aware of any other pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating results or financial condition. To the extent that we are subject to a legal proceeding, it could have a material adverse impact on us because of litigation costs and diversion of management resources.

MANAGEMENT
Directors and Executive Officers
The following sets forth information about our directors, director nominees, and executive officers as of the date of this prospectus:
Name	Age	Position
Maurizio Chiriva Internati	53	Chairman, Chief Executive Officer and President
Tony Tontat	54	Chief Financial Officer and Director
Scott Dahlbeck	59	Chief Medical Officer
Gianluca Rotino	49	Chief Strategy and Innovation Officer and Director
Ignacio Nunez	44	Chief Operating and Manufacturing Officer
Pietro Bersani	53	Director
Americo Cicchetti	54	Director
Michael Nagel	59	Director
Jerry Schneider	73	Director
Maurizio Chiriva Internati, DBSc, PhDs.   Dr. Chiriva Internati has served as our Chairman and Chief Executive Officer since February 2018 and as our President since October 2019. Between December 2012 and September 2019, he served as Chief Scientific Officer. Between December 2012 and August 2018, he also served as our Director of Clinical Translation Research. Dr. Chiriva Internati has been an Associate Professor at the MD Anderson Cancer Center in Houston, Texas since August 2019. Prior to that, he served as an Associate Professor at Texas Tech University Health Sciences Center from September 2013 to June 2017. His research has led to the identification of novel cancer-testis antigens for the development of immunotherapeutic strategies against solid and non-solid tumors. This led to the development of the bioinformatic software Diamond CancerSplice, which is a key core platform of our company, leading to the discovery and prioritization of isoform antigens via insilico system.
Dr. Chiriva Internati earned a PhD in Immunology from the University of Nottingham, United Kingdom. He also earned a PhD in Morphological Science from the Università degli Studi di Milano, Italy, and a Doctoral Degree in Biological Sciences from the University of Milan, Italy. Dr. Chiriva-Internati was a Post-Doctoral Fellow in Immunology at the University of Arkansas for Medical Sciences, earned a certificate in Artificial Intelligence from MIT Sloan School of Management and earned a certificate in Financial Technology from Oxford Saïd Business School. Dr. Chiriva Internati was selected to serve on our board of directors due to his industry experience.
Tony Tontat.   Mr. Tontat has served as our Chief Financial Officer since October 2019, as our Chief Operating Officer from August 2019 to April 2021 and as a member of our board of directors since January 2020. Prior to joining us, Mr. Tontat worked as a business and financial consultant and Financial Analyst since November 2011 for Exuma Blue Advisors, LLC, where he worked with many private and public companies. He primarily helped these companies raise funds at various stages of life cycle. He worked in financial teams to raise funds for public companies like Sorrento Therapeutics, Inc. and NantKwest. Prior to this, he worked as an investment analyst at healthcare- specialist hedge funds in New York and also worked as investment banker at HSBC Investment Bank in their New York and Paris offices. Mr. Tontat earned his BA in Economics from Harvard University. Mr. Tontat was selected to serve on our board of directors due to his financing experience.
Scott Dahlbeck, MD, PharmD.   Dr. Dahlbeck has served as our Chief Medical Officer since October 2019. He previously served as our President from January 2013 to October 2019. Dr. Dahlbeck is an expert in prostate cancer research and treatment and has served as a Radiation Oncologist for several cancer centers, including as an Adjunct Assistant Professor in Internal Medicine, Pathology, and Urology at the Texas Tech University Health Sciences Center. Dr. Dahlbeck has also patented, manufactured, and commercialized IP and has more than a decade of experience in medical and oncology commerce. Dr. Dahlbeck earned an MD from the University of Texas Health Science Center at Houston, completed residencies in family practice and radiation oncology, and earned a PharmD degree from the University of Nebraska Medical Center, College of Pharmacy.
Ignacio Núñez.   Mr. Núñez has over 20 years of global experience in corporate functions including manufacturing, research, operational excellence and strategy. He has held senior leadership positions in companies including General Electric, Johnson & Johnson and Novartis. Most recently, he was the Executive Director of Manufacturing at the Gene Therapy Program of the University of Pennsylvania.
Before that, he was the Head of Manufacturing Strategy and Operations Excellence at Novartis, where he was charged with transforming manufacturing operations in support of the ramp up of Kymriah, the first FDA-approved CAR-T cell therapy, which was developed at the University of Pennsylvania.
Mr. Núñez holds an MSC in Chemical Engineering from the University of Granada and is a Lean Six Sigma Master Black Belt.
Gianluca Rotino.   Mr. Rotino has served as our Chief Strategy and Innovation Officer and as a member of our board of directors since January 2014. Prior to that, he served in various other senior positions, including Chief Business Officer and Executive VP of Corporate Development. Mr. Rotino is a seasoned business executive with experience in corporate strategy, business development, and capital fund raising. Mr. Rotino held positions as both CEO and Chairman of the Board for several Italian companies. His previous experience includes senior level managerial positions for companies in Italy in different fields, such as high tech, international development and corporate consulting. Mr. Rotino also worked in several law firm in Milan, Italy, where he specialized in mergers, acquisitions, intellectual property, and corporate law. Mr. Rotino earned his Business Development Degree in Pharma from the EBD Academy in London, UK, and a B.S. by EBD Group and Pharmaceutical Training International (PTI). He has also completed course work for drug discovery, development and commercialization provided by The University of California San Diego, Skaggs School of Pharmacy and Pharmaceutical Sciences Drug Development. Mr. Rotino earned his BA in Electronics at the Institute of Technology Feltrinelli in Milan. Mr. Rotino also has also earned a certificate in Essential Epidemiologic Tools for Public Heath Practice from Johns Hopkins University, earned a certificate in the Artificial Intelligence Programme from Said Business School at the University of Oxford, and earned a certificate in Leadership and Innovation from Massachusetts Institute of Technology. Mr. Rotino was selected to serve on our board of directors due to his corporate strategy, business development, and capital fund raising experience.
Pietro Bersani, CPA, JD.   Mr. Bersani has served as a member of our board of directors since June 2020. Since April 2020, Mr. Bersani is a Partner with B2B CFO Partners, LLC, which provides strategic management advisory services to owners of privately held companies. During October 2016 and July 2018, he served as the President, and Chief Executive Officer at K.P. Diamond Eagle, Inc., a consulting firm specialized in development of innovative commercial and private aviation business models. He also held the same positions at K.P. Diamond Eagle, Inc. between November 2019 and March 2020. He later served as a Senior Director within Alvarez & Marsal’s Private Equity Performance Improvement Practice, LLP between August 2018 and October 2019. Prior to those professional experiences, Mr. Bersani served as the Chief Financial Officer of Fuel Systems Solutions, Inc. between April 2011 and October 2016.
Mr. Bersani is a Certified Public Accountant and is also a Certified Public Auditor and a Chartered Certified Accountant in Italy where he developed a significant knowledge of US GAAP and IFRS. Mr. Bersani earned a BA and MA in Business Economics from L. Bocconi University, Italy. Mr. Bersani was designated by certain holders of our Series B Preferred Stock. Except for the foregoing, there is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected as a director.
Americo Cicchetti, PhD.   Dr. Cicchetti has served as a member of our board of directors since March 2020. Dr. Cicchetti has served as a Professor of Management at Università Cattolica del Sacro Cuore, Faculty of Economics, Rome since 2006. He is also currently the Director of the Graduate School of Health Economics and Management at Università Cattolica del Sacro Cuore.
In addition to his academic experience, Dr. Cicchetti was a member of the Price and Reimbursement Committee of the Italian National Drug Agency from 2009-2015.

He is a member of the European Network of Health Technology Assessment; Member of the Innovation Steering Group of the National HTA Program for Medical Devices (Ministry of Health, Italy); Member of the National Immunization Technical Advisory Group at the Ministry of Health, Italy since 2019; Member of the Health and Research Commission of the Rome Foundation since 2007; and a Member of the Board of Directors of the Health and Research Foundation since 2017.
Furthermore, Dr. Cicchetti is the Chief Executive Officer and Director for Molipharma, whose core business is the research and development of new drugs and diagnostics aimed at predicting, detecting and treating female oncological diseases. He also serves as an independent board member for Foundation Health and Research, and Leonida SICAF, a fixed capital investment company. He obtained his PhD in Management from University of Bologna, and his B.A. from University of Rome. Dr. Cicchetti was selected to serve on the board due to his industry experience.
Michael Nagel.   Mr. Nagel has served on our board of directors since October 2020. He has over 30 years of sales and marketing experience in the medical device industry. Since 2012, Mr. Nagel has served as the President and CEO of Vomaris Innovations, Inc, which specializes in wireless microcurrent-generating technologies that are focused on regeneration, healing, and recovery. Previously, Mr. Nagel served as the Chief Commercial Officer of Neomend, a biomaterial company that developed ProGel, a PMA approved surgical sealant for lung surgery. From 1997 to 2005, Mr. Nagel also served as Co-Founder and Vice President of Worldwide Sales and Marketing at Vascular Solutions (VASC).
In addition to Mr. Nagel’s executive experience, he also serves as a director for Franklin Mountain Medical, LLC an early stage company in the structural heart market. Mr. Nagel holds both a B.A. in Business and a M.B.A. from the University of St. Thomas. Mr. Nagel was selected to serve on the board of directors due to his industry experience.
Jerry Schneider.   Mr. Schneider has served on our board of directors since October 2020. He has been an independent business and financial consultant since 2014. From 2004 to 2013, he was the Chief Financial Officer of Vistage International, a private equity-owned CEO peer-advisory membership company with over 20,000 global members. Prior to Vistage, Mr. Schneider spent seven years at Fresenius Medical Care — North America in Boston, a global dialysis service and products company owned by Fresenius Medical Care, a German publicly DAX traded company, where he served as Chief Financial Officer and later as Senior Vice President of Strategic Planning. Between 1994 and 1997, Mr. Schneider was the Executive Vice President and Chief Financial Officer of then NYSE publicly held GranCare, Inc. (GC), a healthcare company in the long-term care, assisted living and institutional pharmacy business. He currently serves on the board of directors and audit committee for Cognex, a provider of vision systems, software, sensors, and industrial barcode readers used in manufacturing automation since 2016. Cognex (CGNX) is publicly traded on the Nasdaq stock exchange. He serves on other for-profit and non-profit boards. Mr. Schneider received his Juris Doctor from Loyola Law School, and a B.S. in Accounting from the University of California at Berkeley. He has experience of being a “financial expert” appointed by the U.C. Regents which oversee the University of California’s budget of over $30M. In addition to his business and financial experience, Mr. Schneider was selected to serve on the board of directors due to his being an audit committee “financial expert” under the SEC regulations.
Family Relationships
Mr. Rotino is Dr. Chiriva Internati’s nephew. There are no other family relationships among any of our officers or directors.
Involvement in Certain Legal Proceedings
To the best of our knowledge, none of our directors or executive officers were involved in any legal proceedings described in Item 401(f) of Regulation S-K in the past ten years.
Corporate Governance
Governance Structure
Currently, our Chief Executive Officer is also our Chairman. Our board believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for our company. In making this determination, the board considered, among other matters, Dr. Chiriva Internati’s tenure, having served with our company since 2012, and his industry experience. Among the benefits of a combined Chief Executive Officer/Chairman considered by the board is that such structure promotes clearer leadership and direction for our company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.
The Board’s Role in Risk Oversight
Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. Management is responsible for the day-to-day management of the risks we face, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board is responsible for satisfying itself that the risk management processes designed and implemented by management are adequate and functioning as designed.
The Board believes that establishing the right “tone at the top” and that full and open communication between executive management and the Board are essential for effective risk management and oversight. Our CEO communicates frequently with members of the Board to discuss strategy and challenges facing our company. Senior management usually attends our regular quarterly Board meetings and is available to address any questions or concerns raised by the Board on risk management-related and any other matters. Each quarter, the Board receives presentations from senior management on matters involving our key areas of operations.
Director Independence
Our Board has determined that a majority of the Board consists of members who are currently “independent” as that term is defined under Nasdaq Listing Rule 5605(a)(2). The Board considers Pietro Bersani, Americo Cicchetti, Michael Nagel, and Jerry Schneider to be “independent.” Dr. Chiriva-Internati, our Chief Executive Officer, Mr. Rotino, our Chief Strategy and Innovation Officer, and Mr. Tontat, our Chief Financial Officer are not considered to be “independent” as defined by Nasdaq Listing Rule 5605(a)(2).
Committees of the Board of Directors
Our Board has established standing Audit, Compensation and Corporate Governance/Nominating Committees to devote attention to specific subjects and to assist it in the discharge of its responsibilities. All committees operate under a written charter adopted by our Board, each of which is available on our Internet website at https://ir.kiromic.com.
Audit Committee
The Audit Committee’s responsibilities include: (i) reviewing the independence, qualifications, services, fees, and performance of the independent registered public accountants, (ii) appointing, replacing and discharging the independent registered public accounting firm, (iii) pre-approving the professional services provided by the independent registered public accounting firm, (iv) reviewing the scope of the annual audit and reports and recommendations submitted by the independent registered public accounting firm, and (v) reviewing our financial reporting and accounting policies, including any significant changes, with management and the independent registered public accounting firm. The Audit Committee also prepares the Audit Committee report that is required pursuant to the rules of the SEC.
The Audit Committee currently consists of Pietro Bersani, chairman, Michael Nagel, and Jerry Schneider. We believe that each of Pietro Bersani, Michael Nagel, and Jerry Schneider is “independent” as that term is defined under applicable SEC and Nasdaq rules. Pietro Bersani is our audit committee financial expert. The board of directors has adopted a written charter setting forth the authority and responsibilities of the Audit Committee. The charter is available on our website at https://ir.kiromic.com.
Compensation Committee
The Compensation Committee has responsibility for assisting the board of directors in, among other things, (i) evaluating and making recommendations regarding the compensation of the executive officers and directors of our company, (ii) assuring that the executive officers are compensated effectively in a manner consistent with our stated compensation strategy, (iii) producing an annual report on executive compensation in accordance with the rules and regulations promulgated by the SEC, (iv) periodically evaluating the terms and administration of our incentive plans and benefit programs and (v) monitoring of compliance with the legal prohibition on loans to our directors and executive officers.
The Compensation Committee currently consists of Jerry Schneider, chairman, Pietro Bersani, and Americo Cicchetti. We believe that all of the members are “independent” under the current listing standards of Nasdaq. The board of directors has adopted a written charter setting forth the authority and responsibilities of the Compensation Committee which is available on our website at https://ir.kiromic.com.
Corporate Governance/Nominating Committee
The Corporate Governance/Nominating Committee has responsibility for assisting the board of directors in, among other things, (i) effecting board organization, membership and function including identifying qualified board nominees, (ii) effecting the organization, membership and function of board committees including composition and recommendation of qualified candidates, (iii) establishment of and subsequent periodic evaluation of successor planning for the chief executive officer and other executive officers, (iv) development and evaluation of criteria for board membership such as overall qualifications, term limits, age limits and independence and (v) oversight of compliance with the Corporate Governance Guidelines. The Corporate Governance/Nominating Committee shall identify and evaluate the qualifications of all candidates for nomination for election as directors. Potential nominees are identified by the board of directors based on the criteria, skills and qualifications that have been recognized by the Corporate Governance/Nominating Committee. While our nomination and corporate governance policy does not prescribe specific diversity standards, the Corporate Governance/Nominating Committee and its independent members seek to identify nominees that have a variety of perspectives, professional experience, education, differences in viewpoints and skills, and personal qualities that will result in a well-rounded board of directors.
The Corporate Governance/Nominating Committee currently consists of Michael Nagel, chairman, Pietro Bersani and Americo Cicchetti. We believe that all of the members are “independent” under the current listing standards of Nasdaq. The board of directors has adopted a written charter setting forth the authority and responsibilities of the Corporate Governance/Nominating Committee which is available on our website at https://ir.kiromic.com.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics to ensure that our business is conducted in a consistently legal and ethical manner. All of our employees, including our executive officers and directors, are required to comply with our Code of Business Conduct and Ethics.
The full text of the Code of Business Conduct and Ethics is posted on our website at https:// ir.kiromic.com/. Any waiver of the Code of Business Conduct and Ethics for directors or executive officers must be approved by our Audit Committee. We will disclose future amendments to our Code of Business Conduct and Ethics, or waivers from our Code of Business Conduct and Ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from our Code of Business Conduct and Ethics for our other executive officers and our directors on our website. A copy of our Code of Business Conduct and Ethics will also be provided free of charge upon request to: Secretary, Kiromic BioPharma, Inc. 7707 Fannin Street, Suite 140, Houston, TX 77054.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table contains compensation information for our Chief Executive Officer and certain other executives who were the most highly compensated executive officers for the years ended December 31:
Name & Principal Position	Year	Salary	Bonus(1)	Stock In Lieu of Cash Bonus(2)	Equity incentive plan grants(3)	Other	Total
Maurizio Chiriva Internati, Chief Executive Officer	2020	$437,900	$—	$—	$6,535,000	$—	$6,972,900
	2019	$280,000	$—	$—	$—	$—	$280,000
Tony Tontat, Chief Operating Officer and Chief Financial Officer(4)	2020	$75,000	$—	$5,226,000	$2,654,800	$90,000	$8,045,800
	2019	$—	$—	$—	$—	$67,500	$67,500
Gianluca Rotino, Chief Strategy and Innovation Officer	2020	$75,000	$—	$4,160,000	$2,665,600	$579,700	$7,480,300
	2019	$—	$—	$—	$—	$207,800	$207,800

(1)
There were no discretionary cash bonuses accrued or paid during the years ended December 31, 2020 and 2019 for any executive officers.

(2)
On June 19, 2020, the Company issued 402,000 and 320,000 shares of common stock to the Chief Financial Officer and Chief Operating Officer and Chief Strategy and Innovation Officer, respectively. The shares were issued in exchange for services rendered and no cash considerations.

(3)
Represents the grant date fair value of restricted stock units (“RSUs”) and non-qualified stock options granted to executives. None of the RSUs have vested as of December 31, 2020. Our named executive officers will only realize compensation to the extent the fair market value of our common stock is greater than the exercise price of such stock options. The grant date fair value of option awards granted in 2020 is in accordance with ASC Topic 718, or ASC 718. For information regarding assumptions underlying the valuation of equity awards, see Note 10 contained in the Annual Report on Form 10-K for the year ended December 31, 2020.

(4)
On April 21, 2021, the Company and Mr. Tontat signed an addendum to Mr. Tontat’s employment agreement which removed the title of Chief Operating Officer from Mr. Tontat’s list of principal positions at the Company.

Employment Agreements
On October 15, 2020, we entered into an Executive Agreement (the “Chiriva-Internati Agreement”) with Dr. Maurizio Chiriva-Internati, our Chief Executive Officer. The term of the Chiriva-Internati Agreement commenced on October 15, 2020 and will continue until termination by either the Company or Dr. Chiriva-Internati. Pursuant to the Chiriva-Internati Agreement, Dr. Chiriva-Internati’s current base compensation is $504,000 per year.
On October 15, 2020, we entered into an Executive Agreement (the “Rotino Agreement”) with Mr. Gianluca Rotino, our Chief Strategy and Innovation Officer. The term of the Rotino Agreement commenced on October 1, 2020 and will continue until termination by either the Company or Mr. Rotino. Pursuant to the Rotino Agreement, Mr. Rotino’s current base compensation is $300,000 per year.
On October 15, 2020, we entered into an Executive Agreement (the “Tontat Agreement”) with Mr. Tony Tontat, our Chief Financial Officer and Chief Operating Officer. The term of the Tontat Agreement commenced on October 15, 2020 and will continue until termination by either the Company or Mr. Tontat. Pursuant to the Tontat Agreement, Mr. Tontat’s current base compensation is $300,000 per year. On April 21, 2021, we signed an addendum to the Tontat Agreement which removed the title of Chief Operating Officer from the list of Mr. Tontat’s principal positions.

Collectively, the three agreements above are referenced as “the Executive Employment Agreements”. Unless otherwise referenced, The Executive Employment Agreements are between “the Executive” and the Company.
The Executive may terminate this Agreement and Executive’s employment by the Company. In addition, the Company may also terminate the Executive Agreement. If the termination notice by the Executive is other than for “Good Reason” as defined in the Executive Employment Agreements, the Company shall have no further obligations other than the payment of all compensation and other benefits payable to the Executive through the date of such termination, including any earned but unpaid bonus. Similarly, if the Company terminates the Executive Employment Agreement “for cause”, upon the death, or permanent disability as defined in the Executive Employment Agreements, then the Company shall have no further obligations other than the payment of all compensation and other benefits payable to the Executive through the date of such termination, including any earned but unpaid bonus.
The Company will incur further obligations:
•
If the Executive terminates the Executive Employment Agreement for “Good Reason” as defined in the Executive Employment Agreement, or

•
If the Company terminates the Executive Employment Agreement for any reason other than “for cause”, upon the Executive’s death, or disability as defined in the Executive Employment Agreement.

Those obligations are outlined below:
1.
The Company shall pay the Executive an amount equal to twenty-four (24) months of Executive’s then-current Base Salary (less all applicable tax withholdings) payable in installments during the one year period immediately following the termination date in accordance with the then-current generally applicable payroll schedule of the Company commencing on the first regularly scheduled pay date of the Company processed after Executive has executed, delivered to the Company and not revoked the Release (with the first payment to include a catchup for any amounts that would have been paid had the Release been effective on the termination date);

2.
Conditioned on Executive’s proper and timely election to continue the Company’s health insurance benefits under COBRA, or under applicable state law, reimbursement of the additional costs incurred by Executive for continuing such benefits at the same level in which Executive participated prior to the date Executive’s employment terminated for the shorter of (a) twenty-four (24) months from the date of termination or (b) until the Executive obtains reasonably comparable coverage, with such reimbursements to begin at the same time as severance pay set forth the Executive Employment Agreement;

3.
The Earned but Unpaid Bonus (if any), to be paid at the same time such bonus would have been paid if no such termination had occurred;

4.
All stock options, restricted stock unit and other stock-based awards granted to Executive that were scheduled to vest during the 12-month period immediately following Executive’s termination of employment shall become immediately vested and exercisable (if applicable) and with respect to restricted stock units and similar awards, including the RSUs described in the Executive Employment Agreement, shall be settled within 30 days after the termination date; and

5.
Executive shall be entitled to receive his annual bonus for the year of termination as determined by the Board, pro-rated based on the number of days that Executive was employed by the Company during the year in which such termination of employment occurred (to be paid at the same time such bonus would have been paid if no such termination had occurred).

Outstanding Equity Awards as of December 31, 2020
Name & Principal Position	Year	Salary	Bonus(1)	Stock In Lieu of Cash Bonus(2)	Equity incentive plan grants(3)	Other	Total
Maurizio Chiriva Internati, Chief Executive Officer	2020	$437,900	$—	$—	$6,535,000	$—	$6,972,900
	2019	$280,000	$—	$—	$—	$—	$280,000
Tony Tontat, Chief Operating Officer and Chief Financial Officer(4)	2020	$75,000	$—	$5,226,000	$2,654,800	$90,000	$8,045,800
	2019	$—	$—	$—	$—	$67,500	$67,500
Gianluca Rotino, Chief Strategy and Innovation Officer	2020	$75,000	$—	$4,160,000	$2,665,600	$579,700	$7,480,300
	2019	$—	$—	$—	$—	$207,800	$207,800

(1)
There were no discretionary cash bonuses accrued or paid during the years ended December 31, 2020 and 2019 for any executive officers.

(2)
On June 19, 2020, the Company issued 402,000 and 320,000 shares of common stock to the Chief Financial Officer and Chief Operating Officer and Chief Strategy and Innovation Officer, respectively. The shares were issued in exchange for services rendered and no cash considerations.

(3)
Represents the grant date fair value of restricted stock units (“RSUs”) and non-qualified stock options granted to executives. None of the RSUs have vested as of December 31, 2020. Our named executive officers will only realize compensation to the extent the fair market value of our common stock is greater than the exercise price of such stock options. The grant date fair value of option awards granted in 2020 is in accordance with ASC Topic 718, or ASC 718. For information regarding assumptions underlying the valuation of equity awards, see Note 10 contained in the Annual Report on Form 10-K for the year ended December 31, 2020.

(4)
On April 21, 2021, the Company and Mr. Tontat signed an addendum to Mr. Tontat’s employment agreement which removed the title of Chief Operating Officer from Mr. Tontat’s list of principal positions at the Company.

Director Compensation
During year ended December 31, 2020, our non-employee directors received the following compensation for their services on the Board and its committees:
	Cash Fees	Option Awards(1)	Total
Pietro Bersani(2)	$20,250	$42,400	$62,650
Americo Cicchetti(3)	$—	$42,600	$42,600
Michael Nagel(4)	$7,000	$43,200	$50,200
Jerry Schneider(5)	$7,750	$43,200	$50,950

(1)
Represents the aggregate grant date fair value of stock options granted to the directors, computed in each case in accordance with ASC 718 — Compensation — Stock Compensation. 5,278 stock options were issued to all non-employee directors on August 20, 2020.

(2)
As of December 31, 2020, Pietro Bersani held 5,278 stock options, of which 3,959 are exercisable.

(3)
As of December 31, 2020, Americo Cicchetti held 5,278 stock options, of which 5,278 are exercisable.

(4)
As of December 31, 2020, Michael Nagel held 5,278 stock options, of which 2,639 are exercisable.

(5)
As of December 31, 2020, Jerry Schneider held 5,278 stock options, of which 2,639 are exercisable.

Securities authorized for issuance under equity compensation plans
The following table provides information relating to our equity compensation plans as of December 31, 2020. As of December 31, 2020, we had our 2017 Equity Incentive Plan, which was approved by our Board of Directors and our shareholders.
	Equity Compensation Plans
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	1,435,963(1)	$10.03(2)	270,933(3)
Equity compensation plans not approved by security holders
Total	1,435,963	$10.03	270,933

(1)
Includes 946,245 restricted stock units that were outstanding on December 31, 2020 under the Company’s 2017 Equity Incentive Plan. Restricted stock unit awards may be settled only for shares of common stock on a one-for-one basis.

(2)
Only option awards were used in computing the weighted-average exercise price.

(3)
This amount represents shares of common stock available for issuance under the Company’s 2017 Equity Incentive Plan. Awards available for grant under the Company’s 2017 Equity Incentive Plan include stock options, stock appreciation rights, restricted stock, restricted stock units, other stock awards, performance awards, and any combination of the foregoing awards.

2017 Equity Incentive Plan
On January 20, 2017, our board of directors adopted our 2017 Equity Incentive Plan, or the Plan. The following is a summary of certain significant features of the Plan. The information which follows is subject to, and qualified in its entirety by reference to, the Plan document itself, which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Awards that may be granted include incentive stock options as described in section 422(b) of the Internal Revenue Code of 1986, as amended, non-qualified stock options (i.e., options that are not incentive stock options), stock appreciation rights, or SARs, and awards of restricted stock or restricted stock units, or RSUs. These awards offer our employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of our common stock and the award holder’s continuing service with our company or one or more of its subsidiaries.
All of the permissible types of awards under the Plan are described in more detail as follows:
Purposes of Plan:   The purpose of the Plan is to offer selected employees, consultants and directors the opportunity to acquire equity in our company.
Administration of the Plan:   Administration of the Plan is entrusted to the board of directors, which may delegate its duties and responsibilities to one or more committees. Among other things, the board or committee has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, restrictions and other provisions of awards.
Eligible Recipients:   Persons eligible to receive awards under the Plan will be those employees, consultants and directors of our company and its subsidiaries who are selected by the board or committee.
Shares Available Under the Plan:   The maximum number of shares of common stock that may be delivered to participants under the Plan is 1,708,615, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the Plan.
Stock Options:
General.   Subject to the provisions of the Plan, the board or committee has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the compensation committee may determine.
Option Price.   The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant, as determined in good faith by the board or committee. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.
Exercise of Options.   An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the board or committee at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the board or committee, by actual or constructive delivery of shares of common stock to the holder of the option based upon the fair market value of the shares on the date of exercise.
Expiration or Termination.   Options, if not previously exercised, will expire on the expiration date established by the board or committee at the time of grant; provided that such term cannot exceed ten years and that such term of an incentive stock option granted to a holder of more than 10% of our voting stock cannot exceed five years. Options will terminate before their expiration date if the holder’s service with us terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of service, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the board or committee and reflected in the grant evidencing the award.
SARs.   SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The board or committee will determine the number of shares covered by SAR, the exercise price of each SAR and the conditions and limitations applicable to the exercise of each SAR. The term of a SAR may not be longer than ten years.
Restricted Stock and RSUs.   Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. The board or committee may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the board or committee, subject to the conditions and limitations contained in the Plan.
Other Material Provisions:   Awards will be evidenced by a written agreement, in such form as may be approved by the board or committee. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the board or committee to the number of shares covered by outstanding awards or to the exercise price of such awards. The board or committee is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting.
Except as otherwise determined by the board or committee at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements.

The board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, without the approval of our stockholders, increase the number of shares available under the Plan or change the persons eligible for awards under the Plan. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.
Except as set forth above, we do not have any ongoing plan or arrangement for the compensation of directors and executive officers.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information regarding beneficial ownership of shares of our common stock as June 11, 2021 by (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of June 11, 2021, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 7,389,219 shares of common stock outstanding on June 11, 2021. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of June 11, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Kiromic BioPharma, Inc., 7707 Fannin Street, Suite 140, Houston, TX 77008.
	Number of Shares Beneficially Owned Prior to Offering	Percentage of Common Stock Beneficially Owned
Beneficial Owner		Before Offering	After Offering
Directors and Executive Officers
Maurizio Chiriva Internati	1,375,272	18.61%	—
Tony Tontat	444,931	5.99%	—
Gianluca Rotino	467,806	6.21%	—
Scott Dahlbeck	443,828	5.99%	—
Ignacio Nunez	—	0.00%	—
Pietro Bersani	5,278	*	—
Americo Cicchetti	5,278	*	—
Michael Nagel	5,278	*	—
Jerry Schneider	10,278	*	—
Other 5% Stockholders
Angelo Minotti(1)	701,652	9.46%	—
Encap (Global) Asset Management, Limited(2)	498,333	6.74%
Jose A. Figueroa(3)	478,912	6.48%	—

(1)
The address of Angelo Minotti is 12/F Sebright Plaza, 6-23 Shell Street, North Point, Hong Kong.

(2)
The address of Encap (Global) Asset Management Limited is 12-S Sebright Plaza, 6-23 Shell Street, North Point, Hong Kong.

(3)
The address of Jose A. Figueroa is 4504 South Professional Drive, Apt 10208, Edinburg, TX 78539.

TRANSACTIONS WITH RELATED PERSONS
The following is a description of transactions or series of transactions since January 1, 2019 or any currently proposed transaction, to which we were or are to be a participant and in which the amount involved in the transaction or series of transactions exceeds $120,000, and in which any of our directors, executive officers or persons who we know hold more than five percent of any class of our capital stock, including their immediate family members, had or will have a direct or indirect material interest, other than compensation arrangements with our directors and executive officers.
Prior to completion of the initial public offering on October 15, 2020, we maintained two separate consulting agreements with our Chief Strategy and Innovation Officer (the “CSIO”), and the Chief Financial Officer and Chief Operating Officer (the “CFO and COO”).
Beginning in the year ended December 31, 2014, we entered into our first consulting agreement with the CSIO. Pursuant to the amended agreement dated July 20, 2018, the CSIO is entitled to a consulting fee of $400 per hour, provided that he is limited to nineteen (19) hours per month unless he obtains approval from our Chief Executive Officer. The consulting agreement indicates that the CSIO will provide a leadership role for our business development strategies. The consulting fees paid to the CSIO totaled $0 and $319,300 in the three months ended March 31, 2021 and 2020, respectively. The consulting fees paid to the CSIO totaled $579,700 and $207,800 in the years ended December 31, 2020 and 2019, respectively. In addition, we issued the CSIO 320,000 shares of common stock on June 19, 2020 in exchange for services rendered and no cash considerations.
Beginning in the year ended December 31, 2018, we entered into our first consulting agreement with the CFO and COO. Initially, his title was “Consultant”, and we changed his title to CFO and COO on October 25, 2019. The CFO and COO was elected as a director on January 17, 2020. Pursuant to the agreement on April 18, 2018 and amended on September 4, 2019, the CFO and COO is entitled to a consulting fee of $2,500 per month amended to $10,000 per month. The consulting fees paid to the CFO and COO totaled $0 and $30,000 in the three months ended March 31, 2021 and 2020, respectively. The consulting fees paid to the CFO and COO totaled $140,000 and $67,500 in the years ended December 31, 2020 and 2019, respectively. In addition, we issued the CFO and COO 402,000 shares of common stock on June 19, 2020 in exchange for services rendered and no cash considerations.
After we completed the initial public offering on October 15, 2020, the CFO and COO and the CSIO became full time employees.

DESCRIPTION OF SECURITIES
General
The following description summarizes important terms of the classes of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our current certificate of incorporation, as amended, and our current bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.
We are authorized to issue 300,000,000 shares of common stock, par value $0.001 per share, and 60,000,000 shares of preferred stock, $0.0001 par value per share.
As of the date of this prospectus, there are 7,389,219 shares of common stock issued and outstanding.
Common Stock
Voting Rights.   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.
Dividend Rights.   Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.
Liquidation Rights.   In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.
Other Rights.   Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.
Preferred Stock
Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors.
Authority is granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the Delaware General Corporate Law, or DGCL, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. The powers, preferences and relative, participating, optional and other special rights of each such series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.
Warrants
As of the date of the prospectus, there are 62,500 representative warrants outstanding. In connection with the IPO on October 15, 2020, we granted the Underwriters’ Warrants to purchase an aggregate of 62,500 shares of common stock at an exercise price of $15.00 per share, which is 125% of the initial public offering price. The Underwriters’ Warrants have a five-year term and are not exercisable prior to April 13, 2021.
Options
As of the date of this prospectus, there are options for the purchase of 411,397 shares of common stock outstanding under our 2017 Equity Incentive Plan with a weighted average exercise price of $9.05 per share.
Restricted Stock Units
As of the date of this prospectus, there are 976,052 shares of common stock issuable upon the vesting of restricted stock units with a weighted-average grant date fair value of $12.62 per share.
Transfer Agent and Registrar
VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598 telephone 212-828-8436, is the transfer agent for our common stock.
Anti-Takeover Effects of Provisions of Delaware State Law
Our Fourth Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws, or our certificate of incorporation and our bylaws, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
Board of Directors Vacancies.   Our bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Stockholder Action; Special Meeting of Stockholders.   A holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our bylaws further provide that special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors, our president or chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations.   Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting.   The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.
Issuance of Undesignated Preferred Stock.   Our board of directors will have the authority, without further action by our stockholders, to issue up to 60,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF THE COMPANY’S COMMON STOCK
The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of the Company’s common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to the Company’s operations or to the purchase, ownership or disposition of its shares, has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.
This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•
banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

•
persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•
tax-exempt organizations or governmental organizations;

•
controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•
brokers or dealers in securities or currencies;

•
traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•
persons that own, or are deemed to own, more than five percent of the Company’s capital stock (except to the extent specifically set forth below);

•
US expatriates and certain former citizens or long-term residents of the United States;

•
partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass- through entities (and investors therein);

•
persons who hold the Company’s common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•
persons who hold or receive the Company’s common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•
persons who do not hold the Company’s common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

•
persons deemed to sell the Company’s common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds the Company’s common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold the Company’s common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the Company’s common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:
•
an individual citizen or resident of the United States (for U.S. federal income tax purposes);

•
a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person

Distributions
As described in “Dividend Policy,” the Company has never declared or paid cash dividends on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future. However, if the Company does make distributions on its common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both the Company’s current and its accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in the Company’s common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Disposition of common stock.”
Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to a non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of the Company’s common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the Company or its paying agent, either directly or through other intermediaries.
Dividends received by a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by a non-U.S. holder in the United States) are generally exempt from the withholding tax described above. In order to obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if a non-U.S. holder is a corporate non-U.S. holder, dividends received by such non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock
Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of the Company’s common stock unless:
•
the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by such non-U.S. holder in the United States);

•
the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by such non-U.S. holder in the United States);

•
the non-U.S. holder’s are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•
the Company’s common stock constitutes a United States real property interest by reason of its status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding the non-U.S. holder’s disposition of the Company’s common stock, or (ii) the non-U.S. holder’s holding period for its common stock.

The Company believes that it is not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether it is a USRPHC depends on the fair market value of its U.S. real property relative to the fair market value of its other business assets, there can be no assurance that the Company will not become a USRPHC in the future. Even if it becomes a USRPHC, however, as long as the Company’s common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder’s actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of (i) the five-year period preceding the non-U.S. holder’s disposition of the Company’s common stock, or (ii) the non-U.S. holder’s holding period for the Company’s common stock.
Gains described in the first bullet point above, generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.
Backup Withholding and Information Reporting
Generally, the Company must report annually to the IRS, regardless of whether any tax was withheld, the amount of dividends paid to a non-U.S. holder, the non-U.S. holder’s name and address and the amount of tax withheld, if any. A similar report will be sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder’s country of residence.
Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding at a current rate of 24% unless such non-U.S. holder establishes an exemption, for example, by properly certifying such non-U.S. holder’s non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, or another appropriate version of IRS Form W-8.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance
The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of the Company’s common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of the Company’s common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of the Company’s common stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in the Company’s common stock.
Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of the Company’s common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
ThinkEquity, a division of Fordham Financial Management, Inc. (“ThinkEquity”) is acting as representative of the underwriters of this offering. We have entered into an underwriting agreement dated            , 2021 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase from us, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:
Underwriter	Number of Shares
ThinkEquity, a division of Fordham Financial Management, Inc
Total
The underwriters are committed to purchase all shares offered by us other than those covered by the over- allotment option described below, if any are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.
The underwriters are offering the shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The underwriters propose to offer the shares offered by us to the public at the public offering price set forth on the cover of the prospectus. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.
Over-Allotment Option
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the representative to purchase a maximum of             additional shares of common stock (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the representative exercises all or part of this option, it will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $       and the total net proceeds, before expenses, to us will be $      .
Discount
The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.
	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price
Underwriting discount (7.5%)
Proceeds, before expense, to us
We have agreed to pay a non-accountable expense allowance to the underwriters equal to 1% of the gross proceeds received in this offering (excluding proceeds received from exercise of the underwriters’ over-allotment option).
In addition, we have agreed to reimburse the representative for fees and expenses of legal counsel to the underwriters in an amount not to exceed $100,000, fees and expenses related to the use of book building, prospectus tracking and compliance software for the offering in the amount of $29,500, up to $15,000 for background checks of our officers and directors, $10,000 for data services and communications expenses, $3,000 for the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, and the out-of-pocket fees and expenses of the representative for marketing and roadshows for the offering not to exceed $20,000.
We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount and non-accountable expense allowance, will be approximately $      .
Representative’s Warrants
We have agreed to issue to the representative warrants to purchase up to a total of             shares of our common stock (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share of the shares of common stock sold in this offering. The Representative’s Warrants are exercisable at any time, from time to time, in whole or in part, during the four and one half year period commencing six months from the effective date of the registration statement related to this offering.
The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). The Representative or permitted assignees under such rule may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares of common stock for a period of 180 days from the effective date of the registration statement. Additionally, the Representative’s Warrants may not be sold, transferred, assigned, pledged, or hypothecated for a 180-day period following the effective date of the registration statement, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of the Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants in the event of recapitalization, merger, stock split, or other structural transaction, or a future financing undertaken by us.
Discretionary Accounts
The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.
Lock-Up Agreements
Pursuant to certain “lock-up” agreements, we, our executive officers and directors and our stockholders, have agreed not to, without the prior written consent of the representative, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, for a period of 6 months from the date of this prospectus, in the case of our directors and officers, and 3 months from the date of this prospectus, in the case of certain of our other stockholders.
Right of First Refusal.
Subject to certain limited exceptions, until             months after the closing of this public offering, ThinkEquity has a right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at ThinkEquity’s sole discretion, for each and every future public and private equity and debt offering, including all equity-linked offerings, by us or any of our successors or subsidiaries during such       -month period on terms customary to the representative.
Indemnification
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Offer, Sale and Distribution of Shares
A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.
Stabilization
In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.
Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.
Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities that underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over- allotted by the underwriters is not greater than the number of securities that they may purchase in the over- allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.
Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Capital Market or on the OTCQB in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the securities and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.
Other Relationships
Certain of the underwriters and their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they may receive customary fees and commissions. However, we have not yet had, and have no present arrangements with any of the underwriters for any further services.
Offer restrictions outside the United States
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia
This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.
China
The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”
European Economic Area and the United Kingdom
The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”) and the United Kingdom, from the requirement to produce a prospectus for offers of securities.
An offer to the public of securities has not been made, and may not be made, in a Relevant Member State and the United Kingdom except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State and the United Kingdom:
•
to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•
to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France
This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.
This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.
Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.
Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.
Ireland
The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.
Israel
The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy
The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ-$$-Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:
•
to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•
in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•
in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.
Japan
The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.
Portugal
This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Sweden
This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).
This document is personal to the recipient only and not for general circulation in Switzerland.
United Arab Emirates
Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.
No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.
United Kingdom
Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.
Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company. In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York. Venable, LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.
EXPERTS
The financial statements as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to conditions which raise substantial doubt about the Company’s ability to continue as a going concern). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.
We are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we currently file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We also anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC. Information on, or accessible through, our website is not part of this prospectus.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Kiromic BioPharma, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Kiromic BioPharma, Inc. and subsidiary (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Houston, Texas
March 31, 2021
We have served as the Company’s auditor since 2016.

KIROMIC BIOPHARMA, INC.
Consolidated Balance Sheets
	December 31, 2020	December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	$10,150,500	$1,929,100
Inventories	—	22,200
Prepaid expenses and other current assets	588,800	89,100
Total current assets	10,739,300	2,040,400
Property and equipment, net	2,066,000	587,900
Other assets	24,400	24,400
Total Assets	$12,829,700	$2,652,700
Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable	$665,200	$452,400
Accrued expenses and other current liabilities	334,200	221,300
Interest payable	200	—
Loan payable	105,600	—
Note payable	362,400	—
Total current liabilities	1,467,600	673,700
Total Liabilities	1,467,600	673,700
Commitments and contingencies (Note 9)
Stockholders’ Equity:
Series A-1 Preferred Stock, $0.0001 par value: 24,000,000 shares authorized as of December 31, 2020 and 2019; 0 and 21,822,301 shares issued and outstanding as of December 31, 2020 and 2019, respectively	—	9,134,700
Series B Preferred Stock, $0.0001 par value: 16,500,000 and 14,130,435 shares authorized as of December 31, 2020 and 2019, respectively; 0 and 9,869,659 shares issued and outstanding as of December 31, 2020 and 2019, respectively	—	1,306,900
Preferred Stock, $0.0001 par value: 19,500,000 and 21,869,565 shares authorized as of December 31, 2020 and 2019, respectively; 0 shares issued and outstanding as of December 31, 2020 and 2019	—	—
Common stock, $0.001 par value: 300,000,000 shares authorized as of December 31, 2020 and 2019; 7,332,999 and 2,863,812 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1,200	—
Additional paid-in capital	52,988,700	13,965,000
Accumulated deficit	(41,627,800)	(22,427,600)
Total Stockholders’ Equity	11,362,100	1,979,000
Total Liabilities and Stockholders’ Equity	$12,829,700	$2,652,700
See accompanying notes to the consolidated financial statements

KIROMIC BIOPHARMA, INC.
Consolidated Statements of Operations
	Years Ended December 31,
	2020	2019
Operating expenses:
Research and development	$5,052,900	$1,201,700
General and administrative	14,144,000	2,503,700
Total operating expenses	19,196,900	3,705,400
Loss from operations	(19,196,900)	(3,705,400)
Other expense
Interest expense	(3,300)	(22,500)
Total other expense	(3,300)	(22,500)
Net loss	$(19,200,200)	$(3,727,900)
Net loss per share, basic and diluted	$(4.42)	$(1.39)
Weighted average common shares outstanding, basic and diluted	4,505,867	2,862,809
See accompanying notes to the consolidated financial statements

KIROMIC BIOPHARMA, INC.
Consolidated Statements of Stockholders’ Equity
	Series A-1 Preferred Stock		Series B Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2019	20,886,782	$8,727,400	—	$—	2,863,093	$—	$10,237,600	$(18,699,700)	$265,300
Conversion of convertible promissory notes and accrued interest into Series A-1 Preferred Stock	935,519	407,300	—	—	—	—	—	—	407,300
Issuance of Series B Preferred Stock	—	—	9,782,609	1,056,300	—	—	—	—	1,056,300
Series B Preferred Stock discount amortization	—	—	—	210,600	—	—	(210,600)	—	—
Warrants underlying Series B Preferred Stock issuance	—	—	—	—	—	—	3,443,700	—	3,443,700
Accretion and settlement of Series B Preferred Stock dividend	—	—	87,050	40,000	—	—	(40,000)	—	—
Exercised stock options	—	—	—	—	1,719	—	11,400	—	11,400
Stock compensation expense	—	—	—	—	—	—	522,900	—	522,900
Net loss	—	—	—	—	—	—	—	(3,727,900)	(3,727,900)
Balance at December 31, 2019	21,822,301	9,134,700	9,869,659	$1,306,900	2,864,812	$—	$13,965,000	$(22,427,600)	$1,979,000
Issuance of Series B Preferred Stock	—	—	6,521,738	331,700	—	—	—	—	331,700
Series B Preferred Stock discount amortization	—	—	—	692,700	—	—	(692,700)	—	—
Warrants underlying Series B Preferred Stock issuance	—	—	—	—	—	—	2,668,300	—	2,668,300
Exercise of warrants	—	—	—	—	1,399,921	—	4,900	—	4,900
Common stock issuance net of issuance costs and discount amortization	—	—	—	—	1,250,000	1,200	11,974,200	—	11,975,400
Warrants underlying common stock discount amortization	—	—	—	—	—	—	(19,700)	—	(19,700)
Warrants underlying common stock issuance	—	—	—	—	—	—	377,000	—	377,000
Series A-1 Preferred Stock conversion to common stock and fractional shares adjustments from stock split and conversion	(21,822,301)	(9,134,700)	—	—	624,594	—	9,134,700	—	—
Series B Preferred Stock conversion to common stock and fractional shares adjustments from stock split and conversion	—	—	(16,391,397)	(2,331,300)	469,136	—	2,331,300	—	—
Common stock issuance to employees and non-employees	—	—	—	—	725,536	—	9,432,000	—	9,432,000
Stock compensation expense	—	—	—	—	—	—	3,813,700	—	3,813,700
Net loss	—	—	—	—	—	—	—	(19,200,200)	(19,200,200)
Balance at December 31, 2020	—	$—	—	$—	7,333,999	1,200	52,988,700	(41,627,800)	11,362,100
See accompanying notes to the consolidated financial statements

KIROMIC BIOPHARMA, INC.
Consolidated Statements of Cash Flows
	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(19,200,200)	$(3,727,900)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	200,000	87,500
Stock compensation expense	13,245,700	522,900
Non-cash interest	200	20,500
Inventory obsolescence impairment	22,200	—
Changes in operating assets and liabilities:
Unbilled receivables from granting agency	—	24,300
Inventories	—	(5,900)
Prepaid expenses and other current assets	(499,700)	46,200
Other assets	—	(6,600)
Accounts payable	(7,700)	293,400
Accrued expenses and other current liabilities	112,900	(151,300)
Deferred rent	—	(19,000)
Convertible promissory notes derivative liability	—	2,000
Net cash used for operating activities	(6,126,600)	(2,913,900)
Cash flows from investing activities:
Purchases of property and equipment	(1,457,600)	(302,700)
Net cash used for investing activities	(1,457,600)	(302,700)
Cash flows from financing activities:
Proceeds from sale of convertible promissory notes	—	250,000
Exercise of stock options	—	11,400
Proceeds from issuance of common stock	15,000,000	—
Issuance costs	(2,667,300)	—
Proceeds from warrant exercise	4,900	—
Proceeds from loan payable	115,600	—
Repayments of loan payable	(10,000)	—
Borrowings from note payable	540,500	—
Repayments of note payable	(178,100)	—
Proceeds from Series B Preferred Stock issuance	3,000,000	4,500,000
Net cash provided by financing activities	15,805,600	4,761,400
Net change in cash and cash equivalents	8,221,400	1,544,800
Cash and cash equivalents:
Beginning of year	1,929,100	384,300
End of year	$10,150,500	$1,929,100
Supplemental disclosures of non-cash investing and financing activities:
Accruals for property and equipment	$220,500	$74,700
Cash paid for interest on note payable	$3,100	$—
Conversion of accounts payable into convertible promissory notes	$—	$134,800
Conversion of convertible promissory notes and accrued interest into Series A-1 Preferred Stock	$—	$407,300
Accretion and settlement of Series B Preferred Stock dividend	$—	$40,000
See accompanying notes to the consolidated financial statements

KIROMIC BIOPHARMA, INC.
Notes to Consolidated Financial Statements
1.
ORGANIZATION

Nature of Business
Kiromic BioPharma, Inc. and subsidiary (the “Company”) is a preclinical stage biopharmaceutical company formed under the Texas Business Organizations Code in December 2012. On May 27, 2016, the Company converted from a Texas limited liability company into a Delaware corporation and changed its name from Kiromic LLC to Kiromic Inc. On December 16, 2019, the Company amended and restated its certificate of incorporation charter to re-name the company, Kiromic BioPharma, Inc.
The Company is a target discovery and gene-editing company utilizing artificial intelligence and our proprietary neural network platform with a therapeutic focus on immuno-oncology. The Company maintains offices in Houston, Texas. The Company has not generated any revenues to date.
The Company’s wholly-owned subsidiary, GreenPlanet Pharma, Inc., operates an oral healthcare business. It has developed a mouthwash using a high quality, safe, and natural ingredient formulation to provide effective symptomatic relief for a wide range of oral irritations and health concerns. This business has not generated any revenues.
Going Concern — The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses and negative cash flows from operations since inception and expects to incur additional losses until such time that it can generate significant revenue from the commercialization of its product candidates. The Company had negative cash flows from operations of $6,126,600 for the year ended December 31, 2020, and an accumulated deficit of $41,627,800 as of December 31, 2020. To date, the Company has relied on equity and debt financing to fund its operations. The Company’s product candidates are still in the early stages of development, and substantial additional financing will be needed by the Company to fund its operations and ongoing research and development efforts prior to the commercialization, if any, of its product candidates. Although the Company completed its initial public offering on October 15, 2020 and received net proceeds of $12,332,700, the Company does not have sufficient cash on hand or available liquidity to meet its obligations through the twelve months following the date the consolidated financial statements are issued. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
Given its projected operating requirements and its existing cash and cash equivalents, the Company plans to complete an additional financing transaction in fiscal year 2021 in order to continue operations. Management is currently evaluating different strategies to obtain the required funding of future operations. These strategies may include, but are not limited to, additional funding from current or new investors. However, there can be no assurance that the Company will be able to secure such additional financing, or if available, that it will be sufficient to meet its needs or on favorable terms. Therefore, the plans cannot be deemed probable of being implemented. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.
The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.
NIH Grant — In August 2018, the National Institute of Health (“the NIH”), the primary agency of the U.S. government responsible for biomedical and public health research, awarded a Phase I/II grant to the Company in the amount of $2,235,000 for the development and non-clinical testing of a new anti-arteriosclerosis gene therapy delivered by engineered adeno-associated viral vectors. Phase I of the grant approved amounts of $851,000 and covered the period September 2018 through August 2019, entitled the Company to reimbursement for certain salaries and wages, materials and supplies, facilities and administrative costs, and fixed fees. The Company did not complete Phase I by August 2019, but was granted an extension to complete Phase I by the NIH through August 2021. Starting after Phase I completion in 2021, Phase II of the grant covers reimbursements for certain salaries and wages, materials and supplies, facilities and administrative costs, and fixed fees of $1,384,000.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances were eliminated upon consolidation. Operating results for the year ended December 31, 2020 are not necessarily indicative of results to be expected for any future year.
On December 17, 2019, the Company completed a 1-for-10 reverse stock split of its outstanding common stock. On June 17, 2020, the Company completed a 1-for-3.494 reverse stock split of its outstanding common stock. Accordingly, unless otherwise noted, all share and per share information has been restated to retroactively show the effect of these stock splits.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include determination of the fair value of common stock and related stock-based compensation, the fair value of convertible promissory notes and the related embedded derivative liability, warrants to purchase common stock underlying shares of Series B Preferred Stock, and estimating services incurred by third-party service providers used to recognize research and development expense.
Cash and Cash Equivalents — As of December 31, 2020 and 2019, cash and cash equivalents consisted entirely of cash on hand and bank deposits. The Company considers all highly liquid instruments with remaining maturities at purchase of 90 days or less to be cash equivalents.
Concentrations of Credit Risk and Other Uncertainties — Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents. Substantially all of the Company’s cash and cash equivalents were deposited in accounts at a small number of national financial institutions. Account balances may at times exceed federally-insured limits. The Company has not incurred losses related to these cash and cash equivalents deposited at financial institutions and management believes that the Company is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held.
The Company is subject to certain risks and uncertainties from changes in any of the following areas that the Company believes could have a material adverse effect on future financial position or results of operations: the ability to obtain regulatory approval and market acceptance of, and reimbursement for, the Company’s product candidates; the performance of third-party clinical research organizations and manufacturers; protection of the intellectual property; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; the Company’s ability to attract and retain employees necessary to support commercial success; and changes in the industry or customer requirements including the emergence of competitive products with new capabilities.
The Company records receivables resulting from activities under its research grant from the NIH. Management believes that the Company is not exposed to significant credit risk due to the financial strength of the granting agency.
Deposit — In connection with one of the Company’s facility leases, a deposit is held by the lessor per the terms of the noncancelable agreement. The deposit has been recorded as a long-term asset on the Company’s consolidated balance sheets.
Inventories — Inventories consist entirely of finished products. The balances presented are stated at the lower of cost or market and is determined using the first-in, first-out method. The Company’s policy is to write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory quantity in excess of expected requirements. The estimate of write downs to inventory from obsolescence, costs in excess of inventory net realizable value, and inventory quantity in excess of expected requirements is subjective and primarily dependent on the estimates of future demand for a particular product. Adjustments generally increase as demand decreases due to market conditions and product life-cycle changes. As of December 31, 2020, the Company recorded a reserve for inventory obsolescence of $22,200 as the inventory was near its expiration date with no significant marketing activities taking place. As of December 31, 2019 no such adjustments have been recorded.
Deferred Initial Public Offering Costs — During the year ended December 31, 2020, the Company began incurring costs in connection with the filing of a Registration Statement on Form S-1/A for an initial public offering (“IPO”), which were deferred in other current assets in accordance with ASC 505-10-25, Equity, in the consolidated balance sheet. Upon completion of the IPO, these costs have been offset against proceeds received. Offering costs consist of legal, accounting, and other costs directly related to the Company’s efforts to raise capital.
During the year ended December 31, 2020, the Company classified deferred offering costs of $2,667,300 as a reduction to additional paid-in capital upon completion of the Company’s IPO on October 15, 2020. As of December 31, 2020 and 2019, there were no deferred offering costs recorded on the Company’s consolidated balance sheets.
Property and Equipment — Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from 1 to 8 years. Major replacements and improvements are capitalized as leasehold improvements, while general repairs and maintenance are expensed as incurred. Estimated useful lives of leasehold improvements are the shorter of the remaining lease term or the estimated useful economic life of the specific asset.
Estimated useful lives of property and equipment are as follows for the major classes of assets:
Asset Description	Estimated Lives
Laboratory Equipment	3 – 8
Leasehold Improvements	1 – 7
Office Furniture, Fixtures, and Equipment	5
Software	3 – 5
Internal Use Software Development Costs — The Company capitalizes certain costs incurred to develop internal use software. All costs incurred that relate to planning and post-implementation phases of development are expensed as incurred. Costs incurred in the development and implementation phases are capitalized and amortized over the estimated life of the software, generally five years. The Company capitalized software development costs of approximately $10,200 and $20,000 for the years ended December 31, 2020 and 2019, respectively.
Impairment of Long-Lived Assets — The Company reviews its long-lived assets, including property and equipment, for impairment indicators. If indicators are noted, the Company compares the carrying amount of the asset to its estimated undiscounted cash flows. If the carrying amount exceeds its estimated undiscounted cash flows, an impairment loss is recognized to adjust the long-lived asset to fair value. There has been no impairment losses on the Company’s long-lived assets since inception.
Comprehensive Loss — Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. For all periods presented, there was no difference between net loss and comprehensive loss.
Income Taxes — The Company files federal and state income tax returns, utilizing the accrual basis of accounting. Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due and deferred taxes. Certain transactions of the Company may be subject to accounting methods for income tax purposes, which differ from the accounting methods used in preparing these consolidated financial statements in accordance with GAAP. Accordingly, the net income or loss of the Company reported for income tax purposes may differ from the balances reported for those same items in the accompanying consolidated financial statements.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. The Company records valuation allowances to reduce deferred income tax assets to the amount that is more likely than not to be realized.
The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. No such interest or penalties were recognized during the years ended December 31, 2020 and 2019.
Research and Development Expense — The Company expenses research and development costs as incurred. Research and development expenses include personnel and personnel-related costs, costs associated with the Company’s pre-clinical development activities including costs of outside consultants and contractors, the submission and maintenance of regulatory filings, equipment and supplies used in developing products prior to market approval and an allocation of certain overhead costs such as facility and related expenses.
The Company accrues and expenses costs of services provided by contract research organizations in connection with preclinical studies and contract manufacturing organizations engaged to manufacture clinical trial material, costs of licensing technology, and costs of services provided by research organizations and service providers. Upfront payments and milestone payments made for the licensing of technology are expensed as research and development in the period in which they are incurred if the technology is not expected to have any alternative future uses other than the specific research and development project for which it was intended. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed rather than when the payment is made.
Proceeds from Grants — During the years ended December 31, 2020 and 2019, the Company recognized $142,400 and $298,000, respectively, as reductions to research and development expense within the consolidated statements of operations pursuant to its grant from the NIH.
Convertible Promissory Notes Derivative Liability — During the year ended December 31, 2019, the Company recorded an embedded derivative liability related to the discount on the per share selling price the holders of the convertible promissory notes would receive at the time of conversion in connection with the Company’s next equity financing (“the Next Financing Close”). The embedded derivative liability was initially recorded at fair value, with gains and losses arising from changes in fair value recognized in interest expense in the consolidated statements of operations at each period end while such instruments are outstanding. The embedded derivative liability was valued using a probability weighted expected return model. See Note 8.
Upon repurchase of convertible promissory notes, ASC 470, Debt, requires the Company to allocate total settlement consideration, inclusive of transaction costs, amongst the liability components of the instrument based on the fair value of the liability component immediately prior to repurchase. The difference between the settlement consideration allocated to the liability component and the net carrying value of the liability component would be recognized as gain (loss) on extinguishment of debt in the consolidated statements of operations.
Fair Value Measurements — The carrying value of the Company’s cash and cash equivalents, unbilled receivables from the granting agency, prepaid expenses and other assets, accounts payable, and accrued expenses and other current liabilities approximate their fair value due to their short-term nature.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
The Company accounts for financial instruments in accordance with ASC 820, Fair Value Measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 — Quoted prices in non-active markets or in active markets for similar assets or liabilities, observable inputs other than quoted prices, and inputs that are not directly observable but are corroborated by observable market data.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
There were no changes in the fair value hierarchy levels during the years ended December 31, 2020 and 2019.
The Company’s liabilities that were measured at fair value on a non-recurring and recurring basis converted into Series A-1 Preferred Stock as of December 31, 2019. Per ASC 820, the fair values of the convertible promissory notes are measured on a non-recurring basis at the relevant measurement date. The fair value of convertible promissory notes embedded derivative liability is measured on a recurring basis at the end of each reporting period.
Rollforward of Level 3 Liabilities Measured at Fair Value on a Non-Recurring Basis:
	December 31, 2020	December 31, 2019
Convertible promissory notes
Beginning balance	$—	$—
Amounts allocated to the embedded derivative liability at inception (at fair value)	—	(21,000)
Conversions from accounts payable into convertible promissory notes	—	134,800
Proceeds from issuances of convertible promissory notes	—	250,000
Conversions into Series A-1 Stock	—	(363,800)
Ending balance	$—	$—
Rollforward of Level 3 Liabilities Measured at Fair Value on a Recurring Basis:
Convertible promissory note embedded derivative liability
Beginning balance	$—	$—
Realized and unrealized gains and losses	—	2,000
Fair value of embedded derivative liability at inception	—	21,000
Amounts derecognized upon conversion of the related convertible promissory notes	—	(23,000)
Ending balance	$—	$—
Nonvested Stock Options and Restricted Stock Units — Pursuant to the Company’s 2017 Stock Incentive Plan (the “Plan”), the Company has the ability to issue a variety of share-based payments and incentives to members, employees, and non-employees through grants of nonvested stock options.

The vesting conditions for stock options include annual, and monthly options. Annual vesting conditions are for four years. Monthly vesting conditions range from 10 to 48 months. When nonvested options are vested, they become exercisable over a 10 year period from grant date.
The vesting conditions for restricted stock units include cliff vesting conditions. Certain restricted stock units vest with a range of 6 to 12 months following the expiration of employee lock-up agreements. Certain restricted stock units vest based on the later of achievement of key milestones or the expiration of employee lock-up agreements. When nonvested restricted stock units are vested, they become exercisable over a 10 year period from grant date.
Stock-Based Compensation — The Company records stock compensation expense related to the Plan in accordance with ASC 718, Compensation — Stock Compensation. The Company measures and recognizes stock compensation expense for all stock-based awards, including stock options, based on estimated fair values recognized using cliff vesting or the straight-line method over the requisite service period. The fair value of stock options is estimated on the grant date using the Black-Scholes option-valuation model (the “Black-Scholes model”). The calculation of stock-based compensation expense requires that the Company make assumptions and judgments about the variables used in the Black-Scholes model, including the fair value of the Company’s common stock, expected term, expected volatility of the underlying common stock, and risk-free interest rate. Forfeitures are accounted for when they occur.
Until the Company’s common stock became publicly traded, the board of directors’ approach to estimating the fair value of the Company’s common stock includes utilizing methods outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately- Held Company Equity Securities Issued as Compensation.
The Company estimates the grant-date fair value of stock options using the Black-Scholes model and the assumptions used to value such stock options are determined as follows:
Expected Term.   The expected term represents the period that the Company’s stock options are expected to be outstanding. Due to limitations on the sale or transfer of the Company’s common stock under the lock-up agreements and market standoff components of the stock option agreements, the Company does not believe its historical exercise pattern is indicative of the pattern it will experience after restricted periods expire. The Company has previously used the Staff Accounting Bulletin (“SAB”) No. 110, simplified method to calculate the expected term, which is the average of the contractual term and vesting period.
Risk-Free Interest Rate.   The Company bases the risk-free interest rate used in the Black-Scholes model on the implied yield available on US Treasury zero-coupon issues with a term equivalent to that of the expected term of the stock options for each stock option group.
Volatility.   The Company determines the price volatility based on the historical volatilities of industry peers as it has no trading history for its common stock price. The Company intends to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose common stock prices are publicly available would be utilized in the calculation.
Dividend Yield.   The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy. To date, the Company has not declared any dividends and, therefore, the Company has used an expected dividend yield of zero.
Common Stock Valuations.   During the years ended December 31, 2020 and 2019, the Company’s board of directors, with input from management and third-party valuations, determined the fair value of the common stock underlying all stock-based compensation grants. The Company believes that the board of directors had the relevant experience and expertise to determine the fair value of the Company’s common stock before the Company’s common stock became publicly traded. On the date of the grants in the years ended December 31, 2020 and 2019, the fair value of the Company’s common stock, was determined in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock at each grant date. These factors include:
•
valuations of the common stock performed by third-party specialists;

•
the prices, rights, preferences, and privileges of the Company’s Series A-1 Preferred Stock and Series B Preferred Stock relative to those of the Company’s common stock;

•
lack of marketability of the common stock;

•
current business conditions and projections;

•
hiring of key personnel and the experience of management;

•
the Company’s stage of development;

•
likelihood of achieving a liquidity event, such as an initial public offering, a merger or acquisition of the Company given prevailing market conditions, or other liquidation event;

•
the market performance of comparable publicly traded companies; and

•
the US and global capital market conditions.

In valuing the common stock, the board of directors determined the equity value of the Company’s business using various valuation methods including combinations of income and market approaches. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the Company’s industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in the Company’s cash flows. The market approach references actual transactions involving (i) the subject being valued, or (ii) similar assets and/or enterprises.
For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method (“OPM”) or probability — weighted expected return model (“PWERM”).
The option pricing method is based on the Black-Scholes option valuation model, which allows for the identification of a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. In general, while simple in its application, management did not use the OPM approach when considering allocation techniques for the valuation of equity interests in early stage, privately held life science companies. Management determined that applying the OPM would violate the major assumptions of the Black Scholes option valuation model approach. Additionally, the simulation approach can generally be reasonably approximated by a scenario-based approach like the PWERM as described below.
PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, as well as non- initial public offering market-based outcomes. Determining the fair value of the enterprise using the PWERM requires the Company to develop assumptions and estimates for both the probability of an initial public offering liquidity event and stay private outcomes, as well as the values the Company expects those outcomes could yield. Since February 2018, the Company has valued its common stock based on a PWERM.
Application of the Company’s approach involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact valuations as of each valuation date and may have a material impact on the valuation of the common stock.
For valuations after the completion of an initial public offering, the fair value of each share granted by the board of directors will be equal to the closing price of the common stock on the date of grant.

Warrants Underlying Shares IPO common stock — The Company records warrants to purchase shares of common stock underlying shares of IPO common stock in accordance with ASC 470,Debt with conversion and other options. The fair value of the warrants was estimated on the IPO date using the Black-Scholes option- valuation model. The calculation of warrants requires that we make assumptions and judgments about the variables used in the Black-Scholes option-valuation model, including the fair value of our common stock, expected term, expected volatility of the underlying common stock, risk-free interest rate, and exercise price.
The Company estimated the fair value of warrants underlying shares of IPO common stock using the Black-Scholes option-valuation model and the assumptions used to value such warrants are determined as follows:
Expected Term.   The expected term represents the period that warrants are expected to be outstanding. The expected term was calculated by taking the average of the vesting period and contract period.
Risk-Free Interest Rate.   The Company based the risk-free interest rate used in the Black-Scholes option-valuation model on the implied yield available on US Treasury zero-coupon issues with a term equivalent to that of the expected term of the warrants.
Volatility.   The Company determined the price volatility based on the historical volatilities of industry peers as the Company had one day of trading history as of the initial public offering date. The Company intends to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of the Company’s common stock price becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose common stock prices are publicly available would be utilized in the calculation.
Dividend Yield.   The expected dividend assumption is based on current expectations about anticipated dividend policy. To date, the Company has not declared any dividends and, therefore, it used an expected dividend yield of zero.
Common Stock Valuations.   The fair value of common stock when the warrants were issued is equal to the IPO common stock issuance price of $12.00 per share.
Exercise Price.   The representative warrants’ exercise price to purchase common stock is $15.00 per share.
Segment Data — The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions.
Recently Issued Accounting Pronouncements — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position, results of operations, or cash flows upon adoption.
In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. In July 2018, the FASB issued ASU 2018-11 to amend certain aspects of Topic 842. These amendments provide entities with an additional (and optional) transition method to adopt Topic 842. Under this transition method, an entity initially applies the transition requirements in Topic 842 at that Topic’s effective date with the effects of initially applying Topic 842 recognized as a cumulative effect adjustment to the opening balance of retained earnings (or other components of equity or net assets, as appropriate) in the period of adoption. On April 8, 2020, the FASB changed the effective date of this standard applicable to the Company as an emerging growth company to January 1, 2022. The Company is currently evaluating the potential impact of this standard on its financial position, results of operations, and cash flows.

In June 2016, FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in ASU 2016-13 affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in ASU 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. On April 8, 2020, the FASB has changed the effective date of this standard applicable to the Company as an emerging growth company to January 1, 2023. The Company is currently evaluating the potential impact of this standard on its financial position, results of operations, and cash flows.
On January 1, 2019, the Company adopted ASU 2016-15 (Topic 230), Classification of Certain Cash Receipts and Payments, a new standard providing guidance on statement of cash flow classification on specific issues. The standard is effective for financial statements issued for fiscal periods beginning after December 15, 2018. It is required to be applied on a retrospective approach. The Company determined that this standard had no impact on its financial position, results of operations, and cash flows for the years ended December 31, 2020 and 2019.
3.
NET LOSS PER COMMON SHARE

Basic and diluted net loss per common share is determined by dividing net loss less deemed dividends by the weighted-average common shares outstanding during the period. For all periods presented, the common shares underlying the stock options, convertible Series A-1 Preferred Stock, and the convertible Series B Preferred Stock have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted-average common shares outstanding used to calculate both basic and diluted loss per common shares are the same. The following table illustrates the computation of basic and diluted loss per share:
	Years Ended December 31,
	2020	2019
Net loss	$(19,200,200)	$(3,727,900)
Less: Accretion and settlement of Series B Preferred Stock dividend	—	(40,000)
Less: Series B Preferred Stock discount amortization	(692,700)	(210,600)
Less: IPO Common Stock discount amortization	(19,700)	—
Net loss attributable to common shareholders, basic and diluted	$(19,912,600)	$(3,978,500)
Weighted average common shares outstanding, basic and diluted	4,505,867	2,862,809
Net loss per common share, basic and diluted	$(4.42)	$(1.39)
For the years ended December 31, 2020 and 2019, potentially dilutive securities excluded from the computations of diluted weighted-average common shares outstanding were (in shares):
	December 31, 2020	December 31, 2019
Stock options to purchase	1,647	75,405
Restricted Stock Units	95,815	—
Series A-1 Preferred Stock	—	624,594
Series B Preferred Stock	—	282,478
Warrants underlying Series B Preferred Stock	—	839,784
Total	97,462	1,822,261

4.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31:
	2020	2019
Equipment	$780,500	$488,800
Leasehold improvements	1,229,700	302,700
Office furniture, fixtures, and equipment	16,600	16,600
Software	151,700	141,500
Construction in progress	449,200	—
	2,627,700	949,600
Less: Accumulated depreciation	(561,700)	(361,700)
Total	$2,066,000	$587,900
Depreciation expense was $200,000 and $87,500 for the years ended December 31, 2020 and 2019, respectively. Depreciation expense is allocated between research and development and general and administrative operating expenses on the consolidated statements of operations.
5.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following at December 31:
	2020	2019
Accrued consulting and outside services	$143,200	$221,300
Accrued compensation	191,000	—
Total	$334,200	$221,300

6.
CURRENT LOAN PAYABLE

On May 1, 2020, the Company received a loan in the principal amount of $115,600 (the “SBA Loan”) under the Paycheck Protection Program (“PPP”), which was established under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) administered by the U.S. Small Business Administration (the “SBA”). The intent and purpose of the PPP is to support companies, during the COVID-19 pandemic, by providing funds for certain specified business expenses, with a focus on payroll. As a qualifying business as defined by the SBA, the Company is using the proceeds from this loan to primarily help maintain its payroll. The term of the SBA Loan promissory note (“the Note”) is two years, though it may be payable sooner in connection with an event of default under the Note. The SBA Loan carries a fixed interest rate of one percent per year, with the first payment due seven months from the date of initial cash receipt. Under the CARES Act and the PPP, certain amounts of loans made under the PPP may be forgiven if the recipients use the loan proceeds for eligible purposes, including payroll costs and certain rent or utility costs, and meet other requirements regarding, among other things, the maintenance of employment and compensation levels. The Company intends to use the SBA Loan for qualifying expenses and to applied for forgiveness of the SBA Loan in accordance with the terms of the CARES Act. The SBA Loan was forgiven on February 16, 2021. See Note 14.
The Note provides for customary events of default, including, among others, those relating to failure to make payment, bankruptcy, materially false or misleading representations to the SBA, and adverse changes in the Company’s financial condition or business operations that may materially affect its ability to pay the SBA Loan.
As the legal form of the Note is a debt obligation, the Company accounts for it as debt under ASC 470, Debt, and recorded $105,600 during year ended December 31, 2020 in the consolidated balance sheet. During year ended December 31, 2020, the Company received initial proceeds of $115,600 and made a repayment of $10,000 on the SBA Loan, bringing the balance to $105,600 as of December 31, 2020.

The Company accrued $200 of interest expense during the year ended December 31, 2020. The Company accrues interest over the term of the loan and does not impute additional interest at a market rate because the guidance on imputing interest in ASC 835-30, Interest, excludes transactions where interest rates are prescribed by a government agency. If any amount of the loan is ultimately forgiven, income from the extinguishment of debt would be recognized as a gain on loan extinguishment in the consolidated statement of operations.
7.
NOTE PAYABLE

In November 2020, the Company entered into a financing arrangement for its Director and Officer Insurance policy. The total amount financed was approximately $540,500 with an annual interest rate of 4.59%, to be paid over a period of nine months. As of December 31, 2020, the remaining payable balance on the financed amount was approximately $362,400.
8.
CONVERTIBLE PROMISSORY NOTES

Starting in June 2016, the Company sold convertible promissory notes to certain investors to help finance its operations. The convertible promissory notes were in amounts ranging from $12,500 to $500,000, earning annual interest between 6% and 17% and all maturing either on June 1, 2019, January 2, 2020, or June 30, 2020 (the “Maturity Date”).
The convertible promissory notes were convertible into shares issued in the Company’s Next Financing Close by dividing the total amount of convertible promissory notes, plus accrued interest (the “Balance”) by the applicable conversion price, as defined in the convertible promissory notes. If the convertible promissory notes have not been converted, the Balance shall be payable in full if the Company consummates a change of control transaction. If there has not been a Next Financing Close or a change in control by the Maturity Date, then at the noteholders’ option, the Company shall either repay the Balance then outstanding or convert into the Company’s common stock at a set conversion price then in effect, as defined in the convertible promissory notes.
The estimated fair value of the conversion discount related embedded derivative was determined using a probability-weighted expected return model. The probability of a Next Financing Close occurring prior to the Maturity Date was determined to be 55% during the year ended December 31, 2019. The net present value of the conversion discount related embedded derivative was measured using a discount rate of 25% as of December 31, 2019. Below is a table that outlines the initial value of issuances and the bifurcated embedded derivative liability during the years ended December 31:
	2020	2019
Convertible promissory notes- issuances	$—	$250,000
Conversion of accounts payable into convertible promissory notes	—	134,800
Total issuances and conversions into convertible promissory notes	—	384,800
Embedded derivative liability
Initial fair value upon issuance of convertible promissory notes	—	21,000
Realized and unrealized gains and losses	—	2,000
Converted embedded derivative liability into Series A-1 Preferred Stock	—	(23,000)
Embedded derivative liability balance at December 31	$—	$—
On August 15, 2019, each holder of convertible promissory notes issued during 2019 agreed to voluntarily convert the amounts of principal and interest then outstanding into shares of Series A-1 Preferred Stock. See Note 10 for further details. No additional convertible promissory notes were issued for year ended December 31, 2020 following the conversion on August 15, 2019.
9.
COMMITMENTS AND CONTINGENCIES

Facility Lease Agreements — The Company leases its premises in Houston, Texas under a noncancelable operating lease expiring in May 2021. The lease renewal, which occurred in 2019, resulted in an expansion to the lease of approximately 4,100 square feet.

On November 19, 2020, the Company’s board of directors approved the lease renewal of its premises in Houston, Texas. Once the current lease expires in May 2021, the renewed lease agreement will commence under an operating lease agreement that is noncancelable from commencement until May 1, 2024. The Company has the option to cancel the lease thereafter until the agreement expires on May 1, 2026. The termination date is effective after 90 days notice of cancellation.
The total lease payments per month will be $21,353 beginning January 1, 2020. The total lease payments per month will be $22,477 and $23,039 beginning May 1, 2021 and May 1, 2022, respectively. The Company records rent expense on a straight-line basis over the term of the leases.
As of December 31, 2020, future minimum commitments under the facility lease agreement are as follows:
Amount
2021	$265,200
2022	269,700
2023	274,200
2024	230,400
Total	$1,039,500
Annual rent expense for the facility lease agreements was $262,900 and $129,100 for the years ended December 31, 2020 and 2019, respectively, and is included as an allocation between research and development and general and administrative expense in the consolidated statements of operations.
License Agreements — The Company has entered into a number of licensing arrangements for various intellectual property and licensed patent rights for technologies being developed for commercial sale. As part of these arrangements, the Company is subject to contingent milestone payments in accordance with agreed-upon development objectives, as well as future royalty payments on product sales of the underlying assets. As of December 31, 2020 and 2019, the Company has not incurred any milestone or royalty liabilities related to these license agreements.
Legal Proceedings — In the normal course of business, the Company may have various claims in process and other contingencies. The Company regularly assesses all contingencies and believes, as of December 31, 2020, the Company was not involved in any matters that would have a material effect on the Company’s financial position, results of operations and cash flows.
10.
STOCKHOLDERS’ EQUITY

On December 16, 2019, the Company amended and restated its certificate of incorporation to, among other things, (i) complete a 1-for-10 reverse split of the Company’s outstanding shares of common stock; (ii) increase the Company’s authorized Preferred Stock to 60,000,000 shares and (iii) change the par value of the Preferred Stock from $0.01 to $0.0001 per share.
On June 17, 2020, the Company filed an amendment to its amended and restated certificate of incorporation to complete a 1-for-3.494 reverse split of the Company’s outstanding shares of common stock.
Accordingly, unless otherwise noted, all share and per share information has been restated to retroactively show the effect of these stock splits during the years ended December 31, 2020 and 2019.
As of December 31, 2020 and 2019, the Company was authorized to issue 300,000,000 shares of common stock and 60,000,000 shares and of Preferred Stock, of which 24,000,000 shares were designated as Series A-1 Preferred Stock. Additionally, 16,500,000 shares and 14,130,435 shares were designated as Series B Preferred Stock as of December 31, 2020 and 2019, respectively.
Common Stock — As of December 31, 2020 and 2019, the Company has a single class of common stock.
On October 15, 2020, the Company received net proceeds of $12,332,700 from its IPO, after deducting underwriting discounts and commissions of $1,275,000 and other offering expenses of $1,392,300 incurred. The Company issued and sold 1,250,000 shares of common stock in the IPO at a price of $12.00 per share. In connection with the IPO, all shares of the Company’s Series A-1 Preferred Stock and Series B Preferred Stock were converted into 624,594 and 469,136 shares of common stock, respectively.
Below is a table that outlines the initial value of issuances allocated to the IPO common stock, the IPO common stock discount amortized, and value of IPO common stock that was converted into additional-paid-in-capital during the year ended December 31, 2020:
2020
Common Stock
Balance at January 1,	$—
Common stock IPO proceeds, net of issuance costs	12,332,700
Common stock IPO discount	(377,000)
Common stock IPO discount amortization	19,700
Balance at December 31,	$11,975,400
On June 8, 2020, the Company agreed to amend the warrant vesting schedule such that the warrants became immediately exercisable for each warrant holder. On June 8, 2020, warrant holders exercised their option to purchase 335,982 shares of common stock for proceeds of $1,200. Then, on June 10, 2020, warrant holders exercised their option to purchase an additional 1,063,939 shares of common stock for proceeds of $3,700. There were 0 and 839,952 warrants outstanding as of December 31, 2020 and 2019, respectively.
On June 8, 2020, the Company issued 3,106 and 430 shares of common stock to the Company’s Chief Medical Officer and another employee, respectively. In addition, on June 19, 2020, the Company issued 402,000 and 320,000 shares of common stock to the Company’s Chief Financial Officer and Chief Operating Officer (“the CFO and COO”) and Chief Strategy and Innovation Officer (“the CSIO”), respectively. The shares were issued in exchange for services rendered and no cash considerations. These issuances resulted in $9,432,000 in stock compensation expenses.
Each holder of outstanding shares of common stock shall be entitled to one vote in respect of each share. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of a majority of the outstanding shares of common stock and preferred stock voting together as a single class.
The Company has never paid dividends and has no plans to pay dividends on common stock. As of December 31, 2017, the Company adopted the Plan. On September 25, 2019, the board of directors approved an additional 10,000,000 shares to be reserved and authorized under the Plan. This approval increased the total number of authorized shares from 20,000,000 to 30,000,000. After the reverse stock splits, the total number of authorized shares was updated to 858,615. On June 19, 2020, the board of directors approved an additional 850,000 shares to be reserved and authorized under the Plan. This approval increased the total number of authorized shares from 858,615 to 1,708,615.
There were 270,933 shares and 258,813 shares available for issuance as of December 31, 2020 and 2019, respectively.
Series A-1 Preferred Stock — In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or the occurrence of a liquidation the holders of the shares of Series A-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to $0.50, the original issue price.
On matters submitted to a vote of the stockholders of the Company, Series A-1 Preferred Stock and common stock vote together as one class, with the vote of the Series A-1 Preferred Stock on an as-converted basis. Each holder of Series A-1 Preferred Stock shall have a number of votes equal to the shares of common stock into which the shares of Series A-1 Preferred Stock held by such holder are then convertible.
With respect rights on liquidation, winding up and dissolution, shares of the Series A-1 Preferred Stock rank senior to all shares of common stock.

Each share of Series A-1 Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. In addition, upon the closing of the sale of shares of common stock to the public in an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, all shares of preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate.
In connection with the IPO, all shares of the Company’s Series A-1 Preferred Stock were converted into 624,594 shares of common stock.
Series B Preferred Stock — On September 13, 2019, the Company amended and restated its certificate of incorporation to authorize the issuance of up to 14,130,435 shares of Series B Preferred Stock. On September 13, 2019, the Company sold 7,608,696 shares of Series B Preferred Stock for $3,500,000. On November 13, 2019, the Company issued an additional 2,173,913 shares of Series B Preferred Stock for $1,000,000. In connection with the sale of the Series B Preferred Stock, each investor was issued warrants to purchase 0.0859 shares of common stock for each share of Series B Preferred Stock purchased at a price of $0.003494 per share of common stock (“Warrants”). See below for further details.
Until the filing of the amended and restated certificate of incorporation on December 16, 2019, shares of Series B Preferred Stock had accrued unpaid dividends at an annual rate of 6% per share. The amended and restated certificate of incorporation eliminated the clause requiring the dividend accrual. In addition, on December 6, 2019, the Series B Preferred Stock investors voted in favor of forfeiting all accrued and unpaid dividends, along with all future dividends. In exchange, the Company issued 87,050 shares of Series B Preferred Stock to the investors. The Company treated this transaction as accretion and settlement of a Series B Preferred Stock dividends in the amount of $40,000. Accordingly, additional paid-in capital was reduced by $40,000.
The Series B Preferred Stock conversion price is initially equal to the Series B Preferred Stock original issuance price of $0.46 per share divided by the rate at which shares of Series B Preferred Stock may be converted into shares of common stock. The holders of the Series B Preferred Stock held a special redemption right. In the event the Company had not filed an initial registration statement with the United States Securities and Exchange Commission and submitted an application to be listed on the Nasdaq Stock market on or prior to November 15, 2019, subject to Delaware law governing distributions to stockholders and the Company’s ability to redeem its shares, all or part of the shares of Series B Preferred Stock held by any holder of record as of such date of shares of Series B Preferred Stock with an aggregate purchase price of at least $1,000,000 would have been be redeemable at the option of such holders of record commencing any time on or after November 16, 2019 at a price equal to the purchase price paid for such shares plus all unpaid dividends accrued on such shares. Also, in the event that the Company was not ultimately approved for listing on a Nasdaq Stock Market tier lower than the Nasdaq Global Select Market, the special redemption right would remain in effect and may have been exercisable on any date thereafter. If the Company was unable to execute a redemption upon request of a holder, interest would accrue on the shares at rate of 14.6%, or warrants underlying the shares would be exercisable and the fair market value of the shares of common stock received in connection therewith would be treated as payment in exchange for the shares of Series B Preferred Stock submitted for redemption by such holder.
On November 12, 2019 and November 13, 2019, the Series B Preferred Stock investors signed waivers, which provided consent to the Company to eliminate the special redemption right. When the Company amended and restated its certificate of incorporation on December 16, 2019, the special redemption right provision was eliminated.
The elimination of the special redemption right allows for permanent equity classification for the Series B Preferred Stock. Since the Warrants are equity classified, the Company allocated the relative fair value of the cash proceeds between the Series B Preferred Stock and the Warrants. The fair value of the Warrants is offset by a contra account, which is classified as a discount to the Series B Preferred Stock. The discount is amortized using the effective interest method at an effective interest rate of 28% per annum.
On January 24, 2020, the Company issued 4,782,608 shares of Series B Preferred Stock for $2,200,000. On January 29, 2020, the Company filed a certificate of correction to its amended and restated its certificate of incorporation to authorize the issuance of up to 16,500,000 shares of Series B Preferred Stock. On January 31, 2020, the Company issued an additional 1,739,130 shares of Series B Preferred Stock for $800,000.
In connection with the IPO, all shares of the Company’s Series B Preferred Stock were converted into 469,136 shares of common stock, and the value of the Series B Preferred Stock converted into additional-paid-in-capital.
Below is a table that outlines the initial value of issuances allocated to Series B Preferred Stock, the Series B Preferred Stock discount amortized, and value of Series B Preferred Stock that was converted into additional-paid-in-capital during the years ended December 31:
	2020	2019
Series B Preferred Stock
Balance at January 1,	$1,306,900	$4,500,000
Series B Preferred Stock proceeds	3,000,000	(3,443,700)
Series B Preferred Stock discount	(2,668,300)	210,600
Series B Preferred Stock discount amortization	692,700	40,000
Series B Preferred Stock conversion to common stock	(2,331,300)	—
Balance at December 31,	$—	$1,306,900
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or the occurrence of a liquidation, the holders of the shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to $0.46, the original issue price.
On matters submitted to a vote of the stockholders of the Company, Series B Preferred Stock, Series A-1 Preferred Stock, and common stock vote together as one class, with the vote of the Series B Preferred Stock on an as-converted basis. Each holder of Series B Preferred Stock shall have a number of votes equal to the shares of common stock into which the shares of Series B Preferred Stock held by such holder are then convertible.
With respect rights on liquidation, winding up and dissolution, shares of Series B Preferred Stock rank senior to all shares of common stock, but not senior to Series A-1 Preferred Stock.
Each share of Series B Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. In addition, upon the closing of the sale of shares of common stock to the public in an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, all shares of preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate.
Conversion of Convertible Promissory Notes — On August 15, 2019, each holder of convertible promissory notes issued during 2019 agreed to voluntarily convert the amounts of principal and interest then outstanding into shares of Series A-1 Preferred Stock. At the time of conversion, outstanding principal and accrued interest of the convertible promissory notes totaled $405,300. Per the convertible promissory notes, the notes containing a $250,000 principal balance with a 17% coupon rate had a conversion price of $0.43. Additionally, the Company settled an accounts payable with a vendor by issuing a convertible promissory note in the amount of $134,800 with a 6% coupon rate, with a conversion rate of $0.43. Accordingly, 935,519 shares were issued to convert the outstanding principal and accrued interest into Series A-1 Preferred Stock.
In connection with the IPO, all shares of the Company’s Series A-1 Preferred Stock were converted into 624,594 shares of common stock.
Warrants Underlying Series B Preferred Stock — In connection with the sale of the Series B Preferred Stock, each investor was issued warrants to purchase 0.0859 shares of common stock for each share of

Series B Preferred Stock purchased at a price of $0.003494 per share of common stock. Under the original terms of the warrant agreements, the warrants become have exercisable in accordance with the schedule set forth below following completion by the Company of an IPO and thereafter may be exercised at any time prior to expiration ten years from the date of issuance.
•
30% of the warrants beginning six months after the date on which the securities of the Company are first listed on a United States national securities exchange (such date, the “Listing Date”);

•
An additional 30% of the warrants beginning nine months after the Listing Date; and

•
The remainder of the warrants beginning twelve months after the Listing Date.

As of December 31, 2019, the Company sold 9,782,609 shares of Series B Preferred Stock, which contained 839,952 underlying warrants to purchase common stock based on the exercise price and vesting schedule outlined above. During the year ended December 31, 2020, the Company sold an additional 6,521,738 shares of Series B Preferred Stock, which contained 559,969 underlying warrants to purchase common stock based on the exercise price and vesting schedule outlined above. These warrants were equity classified and the fair value of $5,208,700 is reflected as additional paid-in capital. On June 8, 2020, the Company agreed to amend the warrant vesting schedule such that the warrants became immediately exercisable for each warrant holder.
On June 8, 2020, warrant holders exercised their option to purchase 335,982 shares of common stock for proceeds of $1,200. Then, on June 10, 2020, warrant holders exercised their option to purchase an additional 1,063,939 shares of common stock for proceeds of $3,700. There are no warrants underlying Series B Preferred Stock outstanding as of December 31, 2020.
The Black-Scholes option-pricing model was used to estimate the fair value of the warrants with the following weighted-average assumptions for the years ended December 31:
	2020	2019
Risk-free interest rate	1.54% – 1.88%	1.54% – 1.84%
Expected volatility	71.95% – 72.71%	71.95% – 72.20%
Expected life (years)	10.00	10.00
Expected dividend yield	0%	0%
Representative’s Warrants — In connection with the IPO, the Company granted the underwriters warrants (the “Underwriters’ Warrants”) to purchase an aggregate of 62,500 shares of common stock at an exercise price of $15.00 per share, which is 125% of the initial public offering price. The Underwriters’ Warrants have a five-year term and are not exercisable prior to April 13, 2021. All of the Underwriters’ Warrants were outstanding at December 31, 2020.
These warrants were equity classified and the fair value of $377,000 is reflected as additional paid-in capital. The Black-Scholes option-pricing model was used to estimate the fair value of the warrants with the following weighted-average assumptions for the year ended December 31, 2020:
2020
Risk-free interest rate	0.18%
Expected volatility	94.08%
Expected life (years)	2.74
Expected dividend yield	0%

11.
STOCK-BASED COMPENSATION

2017 Stock Incentive Plan — Stock Options
The Black-Scholes option-pricing model was used to estimate the fair value of stock options with the following weighted-average assumptions for the years ended December 31:

	2020	2019
Risk-free interest rate	0.15% – 2.92%	1.60% – 2.92%
Expected volatility	72.29% – 82.52%	72.29% – 78.16%
Expected life (years)	4.93 – 6.07	4.93 – 6.07
Expected dividend yield	0%	0%
The fair value of the common shares underlying the stock options has historically been determined by the board of directors, with input from management. Because there was no public market for the Company’s common shares prior to October 15, 2020, the board of directors determined the fair value of the common shares at the time of grant of the stock option by considering a number of objective and subjective factors, including important developments in the Company’s operations, third-party valuations performed, sales of Series A-1 Preferred Stock, sales of Series B Preferred Stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of the Company’s common shares, among other factors.
The following table summarizes the activity for all stock options outstanding at December 31 under the Plan:
	2020		2019
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	598,083	$11.04	520,517	$8.64
Granted	86,536	17.95	209,505	17.29
Exercised	—	—	(1,719)	6.64
Cancelled and forfeited	(194,901)	15.06	(130,220)	11.56
Balance at December 31	489,718	$10.03	598,083	$11.04
Options exercisable at December 31:	441,430	$9.50	368,527	$7.72
Weighted average grant date fair value for options granted during the year:		$17.43		$10.82
The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2020 and 2019 under the Plan:
	Options Outstanding				Options Exercisable
As of December 31,	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Options Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
2020	489,718	6.37	$10.03	$554,900	441,430	$9.50	$—
2019	598,083	8.07	$11.04	$19,163,700	368,527	$7.72	$13,031,000
Total stock compensation expense recognized from stock-based compensation awards classified as stock options were recognized in the consolidated statements of operations for the years ended December 31, 2020 and 2019 as follows:
	2020	2019
Research and development	$1,008,000	$332,000
General and administrative	332,000	190,900
Total	$1,340,000	$522,900
On August 20, 2020, the board of directors canceled and terminated 15,792 stock options, granted during the quarter ended June 30, 2020 to four non-employees. Thereafter, on August 20, 2020, the board of directors granted 21,112 stock options to the same individuals with a grant date fair value of $12.81 per share. There were 3,959 stock option grants that were considered vested on the grant date. The effects of the stock option modifications resulted in $65,900 of stock compensation expense allocable to general and administrative for the year December 31, 2020. Included in that amount were $34,800 of incremental compensation costs resulting from the modifications for the year ended December 31, 2020.
As of December 31, 2020, total unrecognized stock compensation expense is $473,900, related to unvested stock options to be recognized over the remaining weighted-average vesting period of 1.79 years.
2017 Stock Incentive Plan — Restricted Stock Units
In January 2017, the Company’s board of directors approved the adoption of the Plan. The Plan permits the Company to grant up to 1,708,615 shares of the Company’s common stock awards, including incentive stock options; non-statutory stock options; and conditional share awards to employees, directors, and consultants of the Company. All granted shares that are canceled, forfeited, or expired are returned to the Plan and are available for grant in conjunction with the issuance of new common stock awards. Restricted stock units (“RSUs”) vest over a specified amount of time or when certain performance metrics are achieved by the Company.
The fair value of the common shares underlying the RSUs has historically been determined by the board of directors, with input from management. As there was no public market for Company’s common shares prior to October 15, 2020, the board of directors determined the fair value of the common shares at the time of grant of the RSUs by considering a number of objective and subjective factors, including important developments in the Company’s operations, third-party valuations performed, sales of Series A-1 Preferred Stock, sales of Series B Preferred Stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of the Company’s common shares, among other factors.
The following table summarizes the activity for all RSUs outstanding at December 31 under the Plan:
	2020
	Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested RSUs at beginning of year	—	$—
Granted	1,655,579	12.84
Vested	—	—
Cancelled and forfeited	(709,334)	12.87
Nonvested RSUs at December 31	946,245	$12.81
During the year ended December 31, 2020, 1,655,579 RSUs were granted and 709,334 RSUs were cancelled. During the year ended December 31, 2020, no RSUs vested. No RSUs were granted or vested in the year ended December 31, 2019.
On August 20, 2020, the board of directors canceled and terminated 709,334 RSUs, granted during the quarter ended June 30, 2020. The cancelled RSUs were originally granted to five individuals with a grant date fair value of $12.87 per share. Thereafter, on August 20, 2020, the board of directors granted 946,245 RSUs to the same individuals with a grant date fair value of $12.81 per share. None of the RSU grants were considered vested on the grant date. The RSU grants were modified for three employees and two non-employees. The effects of the RSU modifications resulted in $748,400 and $1,725,300 of stock compensation expense allocable to research and development and general and administrative, respectively, during the year ended December 31, 2020. Included in those amounts were incremental compensation costs of $166,900 and $402,700 of stock compensation expense allocable to research and development and general and administrative, respectively, during the year ended December 31, 2020.

12.
INCOME TAXES

For the years ended December 31, 2020 and 2019, the Company recognized no provision or benefit from income taxes.
The following is a reconciliation of the effective income tax rate to the statutory federal income tax rate for the years ended December 31, 2020 and 2019.
	2020	2019
Federal income tax at statutory rates	21.00%	21.00%
Federal income tax rate reduction	—%	—%
Change in valuation allowance	(21.00)	(21.00)
Effective income tax rate	—%	—%
Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate primarily to its net operating loss carryforwards and other balance sheet basis differences. The Company recorded a valuation allowance to fully offset the net deferred tax asset, because it is more likely than not that the Company will not realize future benefits associated with these deferred tax assets as of December 31, 2020 and 2019 due to the significant uncertainty about the realization of the deferred tax asset until the Company can operate profitably.
The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows as of December 31:
	2020	2019
Deferred tax assets (liabilities):
Net operating loss carryforward	$3,842,900	$2,605,400
Stock compensation expense	3,379,000	597,400
Intangible assets	23,600	27,800
Total gross deferred tax assets	7,245,500	3,230,600
Valuation allowance	(7,061,600)	(3,198,100)
Property and equipment	(183,900)	(32,500)
Net deferred tax assets (liabilities)	—	—
As of December 31, 2020 and 2019, the Company has a US net operating loss (“NOL”) carryforward of $18,299,500 and $12,406,800, respectively. The NOL carryforwards may be subject to annual limitations due to “change in ownership” provisions of Internal Revenue Code Section 382 (“Section 382”) that can be triggered due to future ownership changes. Additionally, the NOL loss carryforwards are subject to examination and adjustments by the Internal Revenue Service until the statute of limitations closes on the year in which the NOL is utilized.
As of December 31, 2020 and 2019, there were no material uncertain tax positions taken by the Company. Additionally, the Company does not expect any unrecognized tax benefits to change significantly over the next twelve months.
As of December 31, 2020, the Company is not currently under audit by any income tax authority.
On March 27, 2020, in response to the COVID-19 pandemic, the president of the United States signed the CARES Act. The Company does not expect there to be any significant benefit to its income tax provision as a result of the CARES Act, and the Company continues to monitor for any potential tax legislation related to the COVID-19 pandemic.

13.
RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, the Company maintained two separate consulting agreements with the Company’s CSIO and the Company’s CFO and COO. Those consulting agreements were terminated after the completion of the IPO in October 2020.
Beginning in the year ended December 31, 2014, the Company entered into its first consulting agreement with the CSIO. Pursuant to the amended agreement dated July 20, 2018, the CSIO was entitled to a consulting fee of $400 per hour, provided that he is limited to nineteen (19) hours per month unless he obtains approval from the Company’s Chief Executive Officer. The consulting agreement indicates that the CSIO will provide a leadership role for the Company’s business development strategies. The consulting fees paid to the CSIO totaled $579,700 and $207,800 in the years ended December 31, 2020 and 2019, respectively. In addition, the Company issued the CSIO 320,000 shares of common stock on June 19, 2020 in exchange for services rendered and no cash considerations. See Note 10.
Beginning in the year ended December 31, 2018, the Company entered into its first consulting agreement with the CFO and COO. Initially, his title was “Consultant”, and the Company changed his title to CFO and COO on October 25, 2019. The CFO and COO was elected as a director of the Company on January 17, 2020. Pursuant to the agreement on April 18, 2018 and amended on September 4, 2019, the CFO and COO is entitled to a consulting fee of $2,500 per month amended to $10,000 per month plus discretionary bonuses approved by management. The consulting fees paid to the CFO and COO totaled $140,000 and $67,500 in the years ended December 31, 2020 and 2019, respectively. In addition, the Company issued the CFO and COO 402,000 shares of common stock on June 19, 2020 in exchange for services rendered and no cash considerations. See Note 10.
On June 8, 2020, the Company issued the Chief Medical Officer and another employee 3,106 and 430 shares of common stock, respectively. The shares were issued in exchange for services rendered and no cash considerations. See Note 10.
14.
SUBSEQUENT EVENTS

Strategic Alliance Agreement with Leon Office (H.K.)
On January 28, 2021, the Company executed a strategic alliance agreement with Leon Office (H.K.) (“Leon”) a company established under existing laws of Hong Kong. It is intended that Leon acts as an independent business development advisor on behalf of the Company. Leon will seek to introduce organizations and individuals that will create business development opportunities for the Company, to expand the Company’s reach to international markets with a focus on certain Asian markets and to increase brand recognition and exposure through developing liaisons, collaborations, branches and subsidiaries. The cost of the agreement is $360,000 annually, payable in four quarterly installments.
Loan Payable Forgiveness
During the year ended December 31, 2020, the Company applied for forgiveness of the SBA Loan in accordance with the terms of the CARES Act. On February 16, 2021 the SBA granted forgiveness of the SBA Loan and all applicable interest. On the date of forgiveness, the principal and accrued interest totaled $105,600 and $300, respectively.
Lease Facility Expansion
On March 22, 2020, the Company’s board of directors approved a lease expansion within its premises in Houston, Texas. The amended lease agreement will commence on August 1, 2021 under an operating lease agreement that is noncancelable from commencement until May 1, 2024. The amended lease agreement adds approximately 15,385 square feet. The Company has the option to cancel the lease thereafter until the agreement expires on May 1, 2026. The termination date is effective after 90 days notice of cancellation.
If the Company exercises the cancellation option, the Company must also pay the lessor a termination payment equal to three months of base rent.

The future minimum commitments under the amended lease agreement will be as follows:
Amount
2021	$380,600
2022	546,700
2023	551,100
2024	461,200
Total	$1,939,600
Legal Complaint Filed Against the Company
A complaint was filed on March 22, 2021 in the Court of Chancery of the State of Delaware against the Company by a former consultant and director. The complaint alleges, among other things, that the plaintiff is entitled to additional stock options and he is seeking declaratory judgment and specific performance. The Company believes that all of the claims in the complaint are without merit and the Company intends to defend vigorously against them.

KIROMIC BIOPHARMA, INC.
Condensed Consolidated Balance Sheets
(Unaudited)
	March 31, 2021	December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	$7,335,300	$10,150,500
Prepaid expenses and other current assets	513,500	588,800
Total current assets	7,848,800	10,739,300
Property and equipment, net	2,279,500	2,066,000
Other assets	24,400	24,400
Total Assets	$10,152,700	$12,829,700
Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable	$1,203,200	$665,200
Accrued expenses and other current liabilities	268,900	334,200
Interest payable	—	200
Loan payable	—	105,600
Note payable	227,800	362,400
Total current liabilities	1,699,900	1,467,600
Total Liabilities	1,699,900	1,467,600
Commitments and contingencies (Note 8)
Stockholders’ Equity:
Common stock, $0.001 par value: 300,000,000 shares authorized as of March 31, 2021 and December 31, 2020; 7,332,999 shares issued and outstanding as of March 31, 2021 and December 31, 2020	1,200	1,200
Additional paid-in capital	53,933,900	52,988,700
Accumulated deficit	(45,482,300)	(41,627,800)
Total Stockholders’ Equity	8,452,800	11,362,100
Total Liabilities and Stockholders’ Equity	$10,152,700	$12,829,700
See accompanying notes to the condensed consolidated financial statements

KIROMIC BIOPHARMA, INC.
Condensed Consolidated Statements of Operations
(Unaudited)
	Three Months Ended March 31,
	2021	2020
Operating expenses:
Research and development	$1,885,600	$1,028,100
General and administrative	2,071,000	824,600
Total operating expenses	3,956,600	1,852,700
Loss from operations	(3,956,600)	(1,852,700)
Other income (expense)
Gain on loan extinguishment	105,800	—
Interest expense	(3,700)	—
Total other expense	102,100	—
Net loss	$(3,854,500)	$(1,852,700)
Net loss per share, basic and diluted	$(0.53)	$(0.78)
Weighted average common shares outstanding, basic and diluted	7,332,999	2,863,812
See accompanying notes to the condensed consolidated financial statements

KIROMIC BIOPHARMA, INC.
Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)
	Three Months Ended March 31, 2021
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Number of Shares	Amount
Balance at January 1, 2021	7,332,999	1,200	52,988,700	(41,627,800)	11,362,100
Common stock discount amortization	—	—	24,700	—	24,700
Warrants underlying common stock issuance	—	—	(24,700)	—	(24,700)
Stock compensation expense	—	—	945,200	—	945,200
Net loss	—	—	—	(3,854,500)	(3,854,500)
Balance at March 31, 2021	7,332,999	1,200	53,933,900	(45,482,300)	8,452,800
	Three Months Ended March 31, 2020
	Series A-1 Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid- In Capital	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at January 1, 2020	21,822,301	$9,134,700	9,869,659	$1,306,900	2,863,812	$—	$13,965,000	$(22,427,600)	$1,979,000
Issuance of Series B Preferred Stock	—	—	6,521,738	331,700	—	—	—	—	331,700
Series B Preferred Stock discount amortization	—	—	—	368,400	—	—	(368,400)	—	—
Warrants underlying Series B Preferred Stock issuance	—	—	—	—	—	—	2,668,300	—	2,668,300
Stock compensation expense	—	—	—	—	—	—	456,000	—	456,000
Net loss	—	—	—	—	—	—	—	(1,852,700)	(1,852,700)
Balance at March 31, 2020	21,822,301	$9,134,700	16,391,397	$2,007,000	2,863,812	$—	$16,720,900	$(24,280,300)	$3,582,300
See accompanying notes to the condensed consolidated financial statements

KIROMIC BIOPHARMA, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(3,854,500)	$(1,852,700)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	95,600	33,800
Stock compensation expense	945,200	456,000
Gain on loan extinguishment	(105,800)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	75,400	(99,700)
Accounts payable	273,600	(35,200)
Accrued expenses and other current liabilities	(65,400)	17,500
Net cash used for operating activities	(2,635,900)	(1,480,300)
Cash flows from investing activities:
Purchases of property and equipment	(44,700)	(406,300)
Net cash used for investing activities	(44,700)	(406,300)
Cash flows from financing activities:
Repayments of note payable	(134,600)	—
Proceeds from Series B Preferred Stock issuance	—	3,000,000
Net cash (used in) provided by financing activities	(134,600)	3,000,000
Net change in cash and cash equivalents	(2,815,200)	1,113,400
Cash and cash equivalents:
Beginning of year	10,150,500	1,929,100
End of period	$7,335,300	$3,042,500
Supplemental disclosures of non-cash investing and financing activities:
Accruals for property and equipment	$264,400	$230,700
Cash paid for interest on note payable	$3,700	$—
Warrants underlying Series B Preferred Stock issuance	$—	$2,668,300
See accompanying notes to the condensed consolidated financial statements

KIROMIC BIOPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1.   ORGANIZATION
Nature of Business
Kiromic BioPharma, Inc. and subsidiary (the “Company”) is a preclinical stage biopharmaceutical company formed under the Texas Business Organizations Code in December 2012. On May 27, 2016, the Company converted from a Texas limited liability company into a Delaware corporation and changed its name from Kiromic LLC to Kiromic Inc. On December 16, 2019, the Company amended and restated its certificate of incorporation charter to re-name the company, Kiromic BioPharma, Inc.
The Company is a target discovery and gene-editing company utilizing artificial intelligence and its proprietary neural network platform with a therapeutic focus on immuno-oncology. The Company maintains offices in Houston, Texas. The Company has not generated any revenues to date.
The Company’s wholly-owned subsidiary, GreenPlanet Pharma, Inc., operates an oral healthcare business. It has developed a mouthwash using a high quality, safe, and natural ingredient formulation to provide effective symptomatic relief for a wide range of oral irritations and health concerns. This business has not generated any revenues.
Going Concern — These condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses and negative cash flows from operations since inception and expects to incur additional losses until such time that it can generate significant revenue from the commercialization of its product candidates. The Company had negative cash flow from operations of $2,635,900 for the three months ended March 31, 2021, and an accumulated deficit of $45,482,300 as of March 31, 2021. To date, the Company has relied on equity and debt financing to fund its operations. The Company’s product candidates are still in the early stages of development, and substantial additional financing will be needed by the Company to fund its operations and ongoing research and development efforts prior to the commercialization, if any, of its product candidates. The Company does not have sufficient cash on hand or available liquidity to meet its obligations through the twelve months following the date the condensed consolidated financial statements are issued. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
Given its projected operating requirements and its existing cash and cash equivalents, the Company plans to complete an additional financing transaction in the third quarter of 2021 in order to continue operations. Management is currently evaluating different strategies to obtain the required funding of future operations. These strategies may include, but are not limited to, additional funding from current or new investors. However, there can be no assurance that the Company will be able to secure such additional financing, or if available, that it will be sufficient to meet its needs or on favorable terms. Therefore, the plans cannot be deemed probable of being implemented. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.
The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.
NIH Grant — In August 2018, the National Institute of Health (“the NIH”), the primary agency of the US government responsible for biomedical and public health research, awarded a Phase I/II grant to the Company in the amount of $2,235,000 for the development and non-clinical testing of a new anti-arteriosclerosis gene therapy delivered by engineered adeno-associated viral vectors. Phase I of the grant approved amounts of $851,000 and covered the period September 2018 through August 2019, entitled the Company to reimbursement for certain salaries and wages, materials and supplies, facilities and administrative costs, and fixed fees. The Company did not complete Phase I by August 2019, but was granted an extension to complete Phase I by the NIH through August 2021. Starting after Phase 1 completion in 2021, Phase II of the grant covers reimbursements for certain salaries and wages, materials and supplies, facilities and administrative costs, and fixed fees of $1,384,000.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information (Accounting Standards Codification (“ASC”) 270, Interim Reporting) and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information necessary for a full presentation of financial position, results of operations, and cash flows in conformity GAAP. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole. In the opinion of management, the condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results of the Company for the periods presented.
All intercompany balances were eliminated upon consolidation.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include determination of the fair value of common stock and related stock-based compensation, warrants to purchase common stock underlying shares of Series B Preferred Stock and IPO common stock, and estimating services incurred by third-party service providers used to recognize research and development expense.
Cash and Cash Equivalents — As of March 31, 2021 and December 31, 2020, cash and cash equivalents consisted entirely of cash on hand and bank deposits. The Company considers all highly liquid instruments with remaining maturities at purchase of 90 days or less to be cash equivalents.
Concentrations of Credit Risk and Other Uncertainties — Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents. Substantially all of the Company’s cash and cash equivalents were deposited in accounts at a small number of national financial institutions. Account balances may at times exceed federally-insured limits. The Company has not incurred losses related to these cash and cash equivalents deposited at financial institutions and management believes that the Company is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held.
The Company is subject to certain risks and uncertainties from changes in any of the following areas that the Company believes could have a material adverse effect on future financial position or results of operations: the ability to obtain regulatory approval and market acceptance of, and reimbursement for, the Company’s product candidates; the performance of third-party clinical research organizations and manufacturers; protection of the intellectual property; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; the Company’s ability to attract and retain employees necessary to support commercial success; and changes in the industry or customer requirements including the emergence of competitive products with new capabilities.
Deposit — In connection with one of the Company’s facility leases, a deposit is held by the lessor per the terms of the noncancelable agreement. The deposit has been recorded as a long-term asset on the Company’s condensed consolidated balance sheets.
Property and Equipment — Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from 1 to 8 years. Major replacements and improvements are capitalized as leasehold improvements, while general repairs and maintenance are expensed as incurred. Estimated useful lives of leasehold improvements are the shorter of the remaining lease term or the estimated useful economic life of the specific asset.

Estimated useful lives of property and equipment are as follows for the major classes of assets:
Asset Description	Estimated Lives
Laboratory Equipment	3 – 8
Leasehold Improvements	1 – 7
Office Furniture, Fixtures, and Equipment	5
Software	3 – 5
Internal Use Software Development Costs — The Company capitalizes certain costs incurred to develop internal use software. All costs incurred that relate to planning and post-implementation phases of development are expensed as incurred. Costs incurred in the development and implementation phases are capitalized and amortized over the estimated life of the software, generally five years. The Company did not capitalize any software development costs for the three months ended March 31, 2021 and 2020.
Impairment of Long-Lived Assets — The Company reviews its long-lived assets, including property and equipment, for impairment indicators. If indicators are noted, the Company compares the carrying amount of the asset to its estimated undiscounted cash flows. If the carrying amount exceeds its estimated undiscounted cash flows, an impairment loss is recognized to adjust the long-lived asset to fair value. There has been no impairment losses on the Company’s long-lived assets since inception.
Comprehensive Loss — Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. For all periods presented, there was no difference between net loss and comprehensive loss.
Income Taxes — The Company files federal and state income tax returns, utilizing the accrual basis of accounting. Income taxes are provided for the tax effects of transactions reported in the condensed consolidated financial statements and consist of taxes currently due and deferred taxes. Certain transactions of the Company may be subject to accounting methods for income tax purposes, which differ from the accounting methods used in preparing these condensed consolidated financial statements in accordance with GAAP. Accordingly, the net income or loss of the Company reported for income tax purposes may differ from the balances reported for those same items in the accompanying condensed consolidated financial statements.
Deferred tax assets and liabilities are recognized for the future tax consequences attributable between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. The Company records valuation allowances to reduce deferred income tax assets to the amount that is more likely than not to be realized.
The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying condensed consolidated statements of operations. No such interest or penalties were recognized during the three months ended March 31, 2021 and 2020.
Research and Development Expense — The Company expenses research and development costs as incurred. Research and development expenses include personnel and personnel-related costs, costs associated with the Company’s pre-clinical development activities including costs of outside consultants and contractors, the submission and maintenance of regulatory filings, equipment and supplies used in developing products prior to market approval and an allocation of certain overhead costs such as facility and related expenses.
The Company accrues and expenses costs of services provided by contract research organizations in connection with preclinical studies and contract manufacturing organizations engaged to manufacture clinical trial material, costs of licensing technology, and costs of services provided by research organizations and service providers. Upfront payments and milestone payments made for the licensing of technology are expensed as research and development in the period in which they are incurred if the technology is not expected to have any alternative future uses other than the specific research and development project for which it was intended. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed rather than when the payment is made.
Proceeds from Grants — During the three months ended March 31, 2021 and 2020, the Company did not recognize any reductions to research and development expense within the condensed consolidated statements of operations pursuant to its grant from the NIH.
Fair Value Measurements — The carrying value of the Company’s cash and cash equivalents, prepaid expenses and other assets, accounts payable, accrued expenses and other current liabilities approximate their fair value due to their short-term nature.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
The Company accounts for financial instruments in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 — Quoted prices in non-active markets or in active markets for similar assets or liabilities, observable inputs other than quoted prices, and inputs that are not directly observable but are corroborated by observable market data.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
There were no changes in the fair value hierarchy levels during the three months ended March 31, 2021 and 2020.
Nonvested Stock Options and Restricted Stock Units — Pursuant to the Company’s 2017 Stock Incentive Plan (the “Plan”), the Company has the ability to issue a variety of share-based payments and incentives to board members, employees, and non-employees through grants of nonvested stock options.
The vesting conditions for stock options include annual, and monthly. Annual vesting conditions are for four years. Monthly vesting conditions range from 10 to 48 months. When nonvested options are vested, they become exercisable over a 10-year period from grant date.
The vesting conditions for restricted stock units include cliff vesting conditions. Certain restricted stock units vest with a range of 6 to 12 months following the expiration of employee lock-up agreements. Certain restricted stock units vest based on the later of achievement of key milestones or the expiration of employee lock-up agreements. When nonvested restricted stock units are vested, they become exercisable over a 10-year period from grant date.
Stock-Based Compensation — The Company records stock compensation expense related to the Plan in accordance with ASC 718, Compensation — Stock Compensation. The Company measures and recognizes stock compensation expense for all stock-based awards, including stock options, based on estimated fair values recognized using cliff vesting or the straight-line method over the requisite service period. The fair value of stock options is estimated on the grant date using the Black-Scholes option-valuation model (the “Black-Scholes model”). The calculation of stock-based compensation expense requires that the Company make assumptions and judgments about the variables used in the Black-Scholes model, including the fair value of the Company’s common stock, expected term, expected volatility of the underlying common stock, and risk-free interest rate. Forfeitures are accounted for when they occur.
Until the Company’s common stock became publicly traded, the board of directors’ approach to estimating the fair value of the Company’s common stock includes utilizing methods outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately- Held Company Equity Securities Issued as Compensation.
The Company estimates the grant-date fair value of stock options using the Black-Scholes model and the assumptions used to value such stock options are determined as follows:
Expected Term.   The expected term represents the period that the Company’s stock options are expected to be outstanding. Due to limitations on the sale or transfer of the Company’s common stock under the lock-up agreements and market standoff components of the stock option agreements, the Company does not believe its historical exercise pattern is indicative of the pattern it will experience after restricted periods expire. The Company has previously used the Staff Accounting Bulletin (“SAB”) No. 110, simplified method to calculate the expected term, which is the average of the contractual term and vesting period.
Risk-Free Interest Rate.   The Company bases the risk-free interest rate used in the Black-Scholes model on the implied yield available on US Treasury zero-coupon issues with a term equivalent to that of the expected term of the stock options for each stock option group.
Volatility.   The Company determines the price volatility based on the historical volatilities of industry peers as it has no trading history for its common stock price. The Company intends to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose common stock prices are publicly available would be utilized in the calculation.
Dividend Yield.   The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy. To date, the Company has not declared any dividends and, therefore, the Company has used an expected dividend yield of zero.
Common Stock Valuations.   The Company did not grant any stock options during the three months ended March 31, 2021. During the three months ended March 31, 2020, the Company’s board of directors, with input from management and third-party valuations, determined the fair value of the common stock underlying all stock-based compensation grants. The Company believes that the board of directors had the relevant experience and expertise to determine the fair value of the Company’s common stock before the Company’s common stock became publicly traded. The board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock at each grant date. These factors include:
•
valuations of the common stock performed by third-party specialists;

•
the prices, rights, preferences, and privileges of the Company’s Series A-1 Preferred Stock and Series B Preferred Stock relative to those of the Company’s common stock;

•
lack of marketability of the common stock;

•
current business conditions and projections;

•
hiring of key personnel and the experience of management;

•
the Company’s stage of development;

•
likelihood of achieving a liquidity event, such as an initial public offering, a merger or acquisition of the Company given prevailing market conditions, or other liquidation event;

•
the market performance of comparable publicly traded companies; and

•
the US and global capital market conditions.

In valuing the common stock, the board of directors determined the equity value of the Company’s business using various valuation methods including combinations of income and market approaches. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the Company’s industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in the Company’s cash flows. The market approach references actual transactions involving (i) the subject being valued, or (ii) similar assets and/or enterprises.
For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method (“OPM”) or probability — weighted expected return model (“PWERM”).
The option pricing method is based on the Black-Scholes option valuation model, which allows for the identification of a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. In general, while simple in its application, management did not use the OPM approach when considering allocation techniques for the valuation of equity interests in early stage, privately held life science companies. Management determined that applying the OPM would violate the major assumptions of the Black Scholes option valuation model approach. Additionally, the simulation approach can generally be reasonably approximated by a scenario-based approach like the PWERM as described below.
PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, as well as non-initial public offering market-based outcomes. Determining the fair value of the enterprise using the PWERM requires the Company to develop assumptions and estimates for both the probability of an initial public offering liquidity event and stay private outcomes, as well as the values the Company expects those outcomes could yield. From February 2018 to October 2020, the Company has valued its common stock based on a PWERM.
Application of the Company’s approach involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact valuations as of each valuation date and may have a material impact on the valuation of the common stock.
For valuations after the completion of an initial public offering, the board of directors will determine the fair value of each share of underlying common stock based on the closing price of the common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in assumptions or market conditions.
For valuations after the completion of an initial public offering, the fair value of each share granted by the board of directors will be equal to the closing price of the common stock on the date of grant
Segment Data — The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions.
Recently Issued Accounting Pronouncements — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position, results of operations, or cash flows upon adoption.
In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. In July 2018, the FASB issued ASU 2018-11 to amend certain aspects of Topic 842. These amendments provide entities with an additional (and optional) transition method to adopt Topic 842. Under this transition method, an entity initially applies the transition requirements in Topic 842 at that Topic’s effective date with the effects of initially applying Topic 842 recognized as a cumulative effect adjustment to the opening balance of retained earnings (or other components of equity or net assets, as appropriate) in the period of adoption. On October 16, 2019, the FASB changed the effective date of this standard applicable to the Company as an emerging growth company to January 1, 2022. The Company is currently evaluating the potential impact of this standard on its financial position, results of operations, and cash flows.
In June 2016, FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in ASU 2016-13 affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in ASU 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. On October 16, 2019, the FASB has changed the effective date of this standard applicable to the Company as an emerging growth company to January 1, 2023. The Company is currently evaluating the potential impact of this standard on its financial position, results of operations, and cash flows.
3.   NET LOSS PER COMMON SHARE
Basic and diluted net loss per common share is determined by dividing net loss less deemed dividends by the weighted-average common shares outstanding during the period. For all periods presented, the common shares underlying the stock options, restricted stock units, convertible Series A-1 Preferred Stock, and the convertible Series B Preferred Stock have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted-average common shares outstanding used to calculate both basic and diluted loss per common shares are the same. The following table illustrates the computation of basic and diluted earnings per share:

	Three Months Ended March 31,
	2021	2020
Net loss	$(3,854,500)	$(1,852,700)
Less: Series B Preferred Stock discount amortization	—	(368,400)
Less: IPO Common Stock discount amortization	(24,700)	—
Net loss attributable to common shareholders, basic and diluted	$(3,879,200)	$(2,221,100)
Weighted average common shares outstanding, basic and diluted	7,332,999	2,863,812
Net loss per common share, basic and diluted	$(0.53)	$(0.78)
For the three months ended March 31, 2021 and 2020, potentially dilutive securities excluded from the computations of diluted weighted-average common shares outstanding were (in shares):
	March 31, 2021	March 31, 2020
Stock options to purchase	677	404,391
Restricted Stock Units	32,000	—
Series A-1 Preferred Stock	—	624,594
Series B Preferred Stock	—	469,136
Warrants underlying Series B Preferred Stock	—	1,399,807
Total	32,677	2,897,928

4.   PROPERTY AND EQUIPMENT
Property and equipment consisted of the following at March 31, 2021 and December 31, 2020:
	March 31, 2021	December 31, 2020
Equipment	$1,138,900	$780,500
Leasehold improvements	1,274,600	1,229,700
Office furniture, fixtures, and equipment	16,600	16,600
Software	151,700	151,700
Construction in progress	355,000	449,200
	2,936,800	2,627,700
Less: Accumulated depreciation	(657,300)	(561,700)
Total	$2,279,500	$2,066,000
Depreciation expense was $95,600 and $33,800 for the three months ended March 31, 2021 and, 2020, respectively. Depreciation expense is allocated between research and development and general and administrative operating expenses on the condensed consolidated statements of operations.
5.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following at March 31, 2021 and December 31, 2020:
	March 31, 2021	December 31, 2020
Accrued consulting and outside services	$173,900	$143,200
Accrued compensation	95,000	191,000
Total	$268,900	$334,200
6.   LOAN PAYABLE
On May 1, 2020, the Company received a loan in the principal amount of $115,600 (the “SBA Loan”) under the Paycheck Protection Program (“PPP”), which was established under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) administered by the U.S. Small Business Administration (the “SBA”). The intent and purpose of the PPP is to support companies, during the COVID-19 pandemic, by providing funds for certain specified business expenses, with a focus on payroll. As a qualifying business as defined by the SBA, the Company is using the proceeds from this loan to primarily help maintain its payroll. The term of the SBA Loan promissory note (“the Note”) is two years, though it may be payable sooner in connection with an event of default under the Note. The SBA Loan carries a fixed interest rate of one percent per year, with the first payment due seven months from the date of initial cash receipt. Under the CARES Act and the PPP, certain amounts of loans made under the PPP may be forgiven if the recipients use the loan proceeds for eligible purposes, including payroll costs and certain rent or utility costs, and meet other requirements regarding, among other things, the maintenance of employment and compensation levels. The Company intends to use the SBA Loan for qualifying expenses and to apply for forgiveness of the SBA Loan in accordance with the terms of the CARES Act.
The Note provides for customary events of default, including, among others, those relating to failure to make payment, bankruptcy, materially false or misleading representations to the SBA, and adverse changes in the Company’s financial condition or business operations that may materially affect its ability to pay the SBA Loan.
As the legal form of the Note is a debt obligation, the Company accounts for it as debt under ASC 470, Debt, and recorded $105,600 as of December 31, 2020 in the condensed consolidated balance sheet. During the year ended December 31, 2020, the Company received initial proceeds of $115,600 and made a repayment of $10,000 on the SBA Loan, bringing the balance to $105,600 as of December 31, 2020. The Company accrued interest over the term of the loan and did not impute additional interest at a market rate because the guidance on imputing interest in ASC 835-30, Interest, excludes transactions where interest rates are prescribed by a government agency.
During the year ended December 31, 2020, the Company applied for forgiveness of the SBA Loan in accordance with the terms of the CARES Act. On February 16, 2021, the SBA granted forgiveness of the SBA Loan and all applicable interest. On the date of forgiveness, the principal and accrued interest totaled $105,800. The forgiveness was classified as a gain on loan extinguishment in the condensed consolidated statement of operations.
7.   NOTE PAYABLE
In November 2020, the Company entered into a financing arrangement for its Director and Officer Insurance policy. The total amount financed was approximately $540,500 with an annual interest rate of 4.59%, to be paid over a period of nine months. As of March 31, 2021 and December 31, 2020, the remaining payable balance on the financed amount was $227,800 and $362,400, respectively.
8.   COMMITMENTS AND CONTINGENCIES
Facility Lease Agreements — The Company leases its premises in Houston, Texas under a noncancelable operating lease expiring in May 2021. The lease renewal, which occurred in 2019, resulted in an expansion to the lease of approximately 4,100 square feet.
On November 19, 2020, the Company’s board of directors approved the lease renewal of its premises in Houston, Texas. Once the current lease expires in May 2021, the renewed lease agreement will commence under an operating lease agreement that is noncancelable from commencement until May 1, 2024.
On March 22, 2021, the Company’s board of directors approved a lease expansion within its premises in Houston, Texas. The amended lease agreement will commence on August 1, 2021 under an operating lease agreement that is noncancelable from commencement until May 1, 2024. The amended lease agreement adds approximately 15,385 square feet. The Company has the option to cancel the lease thereafter until the agreement expires on May 1, 2026. The termination date is effective after 90-days notice of cancellation.
If the Company exercises the cancellation option, the Company must also pay the lessor a termination payment equal to three months of base rent.
The total lease payments per month were $21,353 beginning January 1, 2020. The total lease payments per month will be $22,477, 45,554, and $46,116 beginning May 1, 2021, August 1, 2021, and May 1, 2023, respectively. The Company records rent expense as incurred over the term of the leases.
As of March 31, 2021, the future minimum commitments under the amended lease agreement will be as follows:
Amount
2021	$316,600
2022	546,700
2023	551,100
2024	461,200
Total	$1,875,600
Rent expense for the facility lease agreements was $69,000 and $60,000 during the three months ended March 31, 2021 and 2020, respectively. Rent expense is included as an allocation between research and development and general and administrative expense in the condensed consolidated statements of operations.
License Agreements — The Company has entered into a number of licensing arrangements for various intellectual property and licensed patent rights for technologies being developed for commercial sale. As part of these arrangements, the Company is subject to contingent milestone payments in accordance with agreed-upon development objectives, as well as future royalty payments on product sales of the underlying assets. As of March 31, 2021 and December 31, 2020, the Company has not incurred any milestone or royalty liabilities related to these license agreements.
Strategic Alliance Agreement with Leon Office (H.K.) — On January 28, 2021, the Company executed a strategic alliance agreement with Leon Office (H.K.) (“Leon”) a company established under existing laws of Hong Kong. It is intended that Leon acts as an independent business development advisor on behalf of the Company. Leon will seek to introduce organizations and individuals that will create business development opportunities for the Company, to expand the Company’s reach to international markets with a focus on certain Asian markets and to increase brand recognition and exposure through developing liaisons, collaborations, branches and subsidiaries. They will also use commercially reasonable efforts to research the Asian market, with a primary, but not exclusive, focus on determining the most suitable structures for the development of medical partnerships or joint ventures with scientific partners in the Asian market with a mission to test products to be created by the joint venture resulting from such partnership and to develop validation programs for any products produced by such joint venture, including programs for clinical trials and human testing and, ultimately, for product certification. The cost of the agreement is $360,000 annually, payable in four quarterly installments.
Legal Proceedings — In the normal course of business, the Company may have various claims in process and other contingencies. A complaint was filed on March 22, 2021 in the Court of Chancery of the State of Delaware against the Company by a former consultant and director. The complaint alleges, among other things, that the plaintiff is entitled to additional stock options and he is seeking declaratory judgment and specific performance. The Company believes that all of the claims in the complaint are without merit and the Company intends to defend vigorously against them.
The Company regularly assesses all contingencies and believes, based on information presently known, the Company is not involved in any matters that would have a material effect on the Company’s financial position, results of operations and cash flows.
9.   STOCKHOLDERS’ EQUITY
On June 17, 2020, the Company filed an amendment to its amended and restated certificate of incorporation to complete a 1-for-3.494 reverse split of the Company’s outstanding shares common stock.
Accordingly, unless otherwise noted, all share and per share information has been restated to retroactively show the effect of this stock split.
As of March 31, 2021 and December 31, 2020, the Company was authorized to issue 300,000,000 shares of common stock and 60,000,000 shares of Preferred Stock, of which 24,000,000 shares were designated as Series A-1 Preferred Stock and 16,500,000 shares were designated as Series B Preferred Stock.
Common Stock — As of March 31, 2021 and December 31, 2020, the Company has a single class of common stock.
On June 17, 2020, the Company filed an amendment to its amended and restated certificate of incorporation to complete a 1-for-3.494 reverse split of the Company’s outstanding shares common stock.
Accordingly, unless otherwise noted, all share and per share information has been restated to retroactively show the effect of this stock split.
As of March 31, 2021 and December 31, 2020, the Company was authorized to issue 300,000,000 shares of common stock and 60,000,000 shares of Preferred Stock, of which 24,000,000 shares were designated as Series A-1 Preferred Stock and 16,500,000 shares were designated as Series B Preferred Stock.
Common Stock — As of March 31, 2021 and December 31, 2020, the Company has a single class of common stock.
On October 15, 2020, the Company received net proceeds of $12,332,700 from its IPO, after deducting underwriting discounts and commissions of $1,275,000 and other offering expenses of $1,392,300 incurred. The Company issued and sold 1,250,000 shares of common stock in the IPO at a price of $12.00 per share.

In connection with the IPO, all shares of the Company’s Series A-1 Preferred Stock and Series B Preferred Stock were converted into 624,594 and 469,136 shares of common stock, respectively.
Below is a table that outlines the initial value of issuances allocated to the IPO common stock, the IPO common stock discount amortized, and value of IPO common stock that was converted into additional-paid-in-capital during the three months ended March 31, 2021:
2021
Common Stock
Balance at January 1,	$11,975,400
Common stock IPO discount amortization	24,700
Balance at March 31,	$12,000,100
On June 8, 2020, the Company agreed to amend the warrant vesting schedule such that the warrants underlying shares of Series B Preferred Stock became immediately exercisable for each warrant holder. On June 8, 2020, warrant holders exercised their option to purchase 335,982 shares of common stock for proceeds of $1,200. Then, on June 10, 2020, warrant holders exercised their option to purchase an additional 1,063,939 shares of common stock for proceeds of $3,700.
On June 8, 2020, the Company issued 3,106 and 430 shares of common stock to the Company’s Chief Medical Officer and another employee, respectively. In addition, on June 19, 2020, the Company issued 402,000 and 320,000 shares of common stock to the Company’s Chief Financial Officer and Chief Operating Officer (“the CFO and COO”) and Chief Strategy and Innovation Officer (“the CSO”), respectively. The shares were issued in exchange for services rendered and no cash considerations. These issuances resulted in $9,432,000 in stock compensation expenses.
Each holder of outstanding shares of common stock shall be entitled to one vote in respect of each share. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of a majority of the outstanding shares of common stock and preferred stock voting together as a single class.
The Company has never paid dividends and has no plans to pay dividends on common stock. As of December 31, 2017, the Company adopted a stock option plan. On September 25, 2019, the board of directors approved an additional 10,000,000 shares to be reserved and authorized under the Plan. This approval increased the total number of authorized shares from 20,000,000 to 30,000,000. After the reverse stock splits, the total number of authorized shares was updated to 858,615. On June 19, 2020, the board of directors approved an additional 850,000 shares to be reserved and authorized under the Plan. This approval increased the total number of authorized shares from 858,615 to 1,708,615.
There were 322,063 shares and 271,949 shares available for issuance as of March 31, 2021 and 2020, respectively.
Series B Preferred Stock — On January 24, 2020, the Company issued 4,782,608 shares of Series B Preferred Stock for $2,200,000. On January 29, 2020, the Company filed a certificate of correction to its amended and restated its certificate of incorporation to authorize the issuance of up to 16,500,000 shares of Series B Preferred Stock. On January 31, 2020, the Company issued an additional 1,739,130 shares of Series B Preferred Stock for $800,000.
On matters submitted to a vote of the stockholders of the Company, Series B Preferred Stock, Series A-1 Preferred Stock, and common stock vote together as one class, with the vote of the Series B Preferred Stock on an as-converted basis. Each holder of Series B Preferred Stock shall have a number of votes equal to the shares of common stock into which the shares of Series B Preferred Stock held by such holder are then convertible.
With respect rights on liquidation, winding up and dissolution, shares of Series B Preferred Stock rank senior to all shares of common stock, but not senior to Series A-1 Preferred Stock.
Each share of Series B Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. In addition, upon the closing of the sale of shares of common stock to the public in an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, all shares of preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate.
Accordingly, in connection with the IPO, all shares of the Company’s Series B Preferred Stock were converted into 469,136 shares of common stock on October 15, 2020.
Below is a table that outlines the initial value of issuances allocated to Series B Preferred Stock and the Series B Preferred Stock discount amortized during the three months ended March 31:
2020
Series B Preferred Stock
Balance at January 1,	$1,306,900
Series B Preferred Stock proceeds	3,000,000
Series B Preferred Stock discount	(2,668,300)
Series B Preferred Stock discount amortization	368,400
Balance at March 31,	$2,007,000
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or the occurrence of a liquidation, the holders of the shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to $0.46, the original issue price.
Warrants Underlying Series B Preferred Stock — In connection with the sale of the Series B Preferred Stock, each investor was issued warrants to purchase 0.0859 shares of common stock for each share of Series B Preferred Stock purchased at a price of $0.003494 per share of common stock. The warrants become exercisable in accordance with the schedule set forth below following completion by the Company of an initial public offering and thereafter may be exercised at any time prior to expiration ten years from the date of issuance.
•
30% of the warrants beginning six months after the date on which the securities of the Company are first listed on a United States national securities exchange (such date, the “Listing Date”);

•
An additional 30% of the warrants beginning nine months after the Listing Date; and

•
The remainder of the warrants beginning twelve months after the Listing Date.

As of March 31, 2020, the Company sold 16,391,397 shares of Series B Preferred Stock, which contained 1,399,921 underlying warrants to purchase common stock based on the exercise price and vesting schedule outlined above. These warrants are equity classified and the fair value of $5,533,000 is reflected as additional paid-in capital.
On June 8, 2020, the Company agreed to amend the warrant vesting schedule such that the warrants became immediately exercisable for each warrant holder.
On June 8, 2020, warrant holders exercised their option to purchase 335,982 shares of common stock for proceeds of $1,200. Then, on June 10, 2020, warrant holders exercised their option to purchase an additional 1,063,939 shares of common stock for proceeds of $3,700. As of March 31, 2021, there were no warrants underlying Series B Preferred Stock.

The Black-Scholes option-pricing model was used to estimate the fair value of the warrants with the following weighted-average assumptions for the three months ended March 31, 2021 and 2020:
March 31, 2020
Risk-free interest rate	1.54% – 1.88%
Expected volatility	71.95% – 72.71%
Expected life (years)	10
Expected dividend yield	0%
Representative’s Warrants — In connection with the IPO on October 15, 2020, the Company granted the underwriters warrants (the “Underwriters’ Warrants”) to purchase an aggregate of 62,500 shares of common stock at an exercise price of $15.00 per share, which is 125% of the initial public offering price. The Underwriters’ Warrants have a five-year term and are not exercisable prior to April 13, 2021. All of the Underwriters’ Warrants were outstanding at March 31, 2021.
These warrants were equity classified. As of March 31, 2021 and December 31, 2020, the warrant fair values of $332,600 and $357,300, respectively, is reflected as additional paid-in capital. On the issuance date, the Black-Scholes option-pricing model was used to estimate the fair value of the warrants with the following weighted-average assumptions on October 15:
2020
Risk-free interest rate	0.18%
Expected volatility	94.08%
Expected life (years)	2.74
Expected dividend yield	0%
10.   STOCK-BASED COMPENSATION
2017 Stock Incentive Plan — Stock Options
There were no options granted during the three months ended March 31, 2021. The Black-Scholes option-pricing model was used to estimate the fair value of stock options with the following weighted-average assumptions for the three months ended March 31:
2020
Risk-free interest rate	1.59% – 2.92%
Expected volatility	72.29% – 78.16%
Expected life (years)	4.93 – 6.07
Expected dividend yield	0%
The fair value of the common shares underlying the stock options has historically been determined by the board of directors, with input from management. Because there was no public market for the Company’s common shares prior to October 15, 2020, the board of directors determined the fair value of the common shares at the time of grant of the stock option by considering a number of objective and subjective factors, including important developments in the Company’s operations, third-party valuations performed, sales of Series A-1 Preferred Stock, sales of Series B Preferred Stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of the Company’s common shares, among other factors.

The following table summarizes the activity for all stock options outstanding at March 31 under the Plan:
	2021		2020
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	489,718	$10.03	598,083	$11.11
Granted	—	—	17,631	12.02
Exercised	—	—	—	—
Cancelled and forfeited	(57,149)	17.88	(30,768)	11.88
Balance at December 31	432,569	$8.99	584,946	$11.09
Options exercisable at December 31:	408,306	$8.75	361,720	$7.67
Weighted average grant date fair value for options granted during the year:		$—		$35.62
The following table summarizes additional information about stock options outstanding and exercisable at March 31, 2021 and 2020 under the Plan:
	Options Outstanding				Options Exercisable
As of March 31,	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Aggregate Exercise Price	Average Intrinsic Value	Options Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
2021	432,569	6.72	$8.99	$839,700	408,306	$8.75	$269,514
2020	584,946	8.02	$11.09	$18,712,900	361,720	$7.67	$12,808,800
Total stock compensation expense recognized from stock-based compensation awards classified as stock options were recognized in the condensed consolidated statements of operations for the three months ended March 31, 2021 and 2020 as follows:
	2021	2020
Research and development	$19,000	$425,000
General and administrative	102,000	31,000
Total	$121,000	$456,000
On August 20, 2020, the board of directors canceled and terminated 15,792 stock options, granted during the quarter ended June 30, 2020 to four non-employees. Thereafter, on August 20, 2020, the board of directors granted 21,112 stock options to the same individuals with a grant date fair value of $12.81 per share. There were 3,959 stock option grants that were considered vested on the grant date. The effects of the stock option modifications resulted in $20,900 of stock compensation expense allocable to general and administrative for the three months ended March 31, 2021. Included in that amount were $9,600 of incremental compensation costs resulting from the modifications for the three months ended March 31, 2021.
As of March 31, 2021, total unrecognized stock compensation expense is $252,700, related to unvested stock options to be recognized over the remaining weighted-average vesting period of 1.25 years.
2017 Stock Incentive Plan — Restricted Stock Units
In January 2017, the Company’s board of directors approved the adoption of the Plan. The Plan permits the Company to grant up to 1,708,615 shares of the Company’s common stock awards, including incentive stock options; non-statutory stock options; and conditional share awards to employees, directors, and consultants of the Company. All granted shares that are canceled, forfeited, or expired are returned to the

Plan and are available for grant in conjunction with the issuance of new common stock awards. Restricted stock units (“RSUs”) vest over a specified amount of time or when certain performance metrics are achieved by the Company.
The fair value of the common shares underlying the RSUs has historically been determined by the board of directors, with input from management. As there was no public market for Company’s common shares prior to October 15, 2020, the board of directors determined the fair value of the common shares at the time of grant of the RSUs by considering a number of objective and subjective factors, including important developments in the Company’s operations, third-party valuations performed, sales of Series A-1 Preferred Stock, sales of Series B Preferred Stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of the Company’s common shares, among other factors.
The following table summarizes the activity for all RSUs outstanding at March 31 under the Plan:
	2021		2020
	Shares	Weighted Average Grant Date Fair Value Per Share	Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested RSUs at beginning of year	946,245	$12.81	—	$—
Granted	6,019	9.00	—	—
Vested	—	—	—	—
Cancelled and forfeited	—	—	—	—
Nonvested RSUs at December 31	952,264	$12.79	—	$—
On August 20, 2020, the board of directors canceled and terminated 709,334 RSUs, granted during the quarter ended June 30, 2020. The cancelled RSUs were originally granted to five individuals with a grant date fair value of $12.87 per share. Thereafter, on August 20, 2020, the board of directors granted 946,245 RSUs to the same individuals with a grant date fair value of $12.81 per share. None of the RSU grants were considered vested on the grant date. The RSU grants were modified for three employees and two non-employees. The effects of the RSU modifications resulted in $267,700 and $556,600 of stock compensation expense allocable to research and development and general and administrative, respectively, during the three months ended March 31, 2021. Included in those amounts were incremental compensation costs of $20,400 and $44,700 of stock compensation expense allocable to research and development and general and administrative, respectively, during the three months ended March 31, 2021.
11.   INCOME TAXES
The Company’s effective tax rate from continuing operations was 0% for the three months ended March 31, 2021 and 2020. The Company recorded no income tax provision for the three months ended March 31, 2021 and 2020.
The provision for income taxes during the interim reporting periods is calculated by applying an estimate of the annual effective tax rate for the full fiscal year to “ordinary” income or loss for the reporting period. Each quarter, the estimate of the annual effective tax rate is updated, and if the estimated effective tax rate changes, a cumulative adjustment is made. There is a potential for volatility of the effective tax rate due to several factors, including changes in the mix of the pre-tax income and the jurisdictions to which it relates, changes in tax laws, business reorganizations and settlements with taxing authorities.
The income tax rates vary from the US federal statutory rate of 21% primarily due to the full valuation allowance on the Company’s deferred tax assets. The Company has recorded the full valuation allowance based on an evaluation of both positive and negative evidence, including latest forecasts and cumulative losses in recent years. The Company has concluded that it was more likely than not that none of its deferred tax assets would be realized.

12.   RELATED PARTY TRANSACTIONS
During the three months ended March 31, 2020, the Company maintained two separate consulting agreements with the Company’s Chief Strategy and Innovation Officer (the “CSIO”), and the Chief Financial Officer and Chief Operating Officer (the “CFO and COO”).
Beginning in the year ended December 31, 2014, the Company entered into its first consulting agreement with the CSIO. Pursuant to the amended agreement dated July 20, 2018, the CSIO is entitled to a consulting fee of $400 per hour, provided that he is limited to nineteen (19) hours per month unless he obtains approval from the Company’s Chief Executive Officer. The consulting agreement indicates that the CSIO will provide a leadership role for the Company’s business development strategies. The consulting fees paid to the CSIO totaled $0 and $319,300 in the three months ended March 31, 2021 and 2020, respectively.
Beginning in the year ended December 31, 2018, the Company entered into its first consulting agreement with the CFO and COO. Initially, his title was “Consultant”, and the Company changed his title to CFO and COO on October 25, 2019. The CFO and COO was elected as a director of the Company on January 17, 2020. Pursuant to the agreement on April 18, 2018 and amended on September 4, 2019, the CFO and COO is entitled to a consulting fee of $2,500 per month amended to $10,000 per month. The consulting fees paid to the CFO and COO totaled $0 and $30,000 in the three months ended March 31, 2021 and 2020, respectively.
After the Company completed the IPO on October 15, 2020, the CFO and COO and the CSIO became full time employees.
13.   SUBSEQUENT EVENTS
Research Grant Agreement with University of Texas MD Anderson Cancer Center
On April 8, 2021, the Company entered into a letter of intent (the “Letter of Intent”) with the University of Texas MD Anderson Cancer Center (“MD Anderson”) pursuant to which MD Anderson shall receive a research grant from the Company titled, “Validation of biomarker isomeso for pancreatic cancer,” which is aimed at discovering new cancer-specific antigen targets (the “Grant”). The total costs to the Company to be paid in connection with the Grant shall be $300,000. Pursuant to the Letter of Intent, the Grant shall commence on April 1, 2021 and end on March 31, 2022.

       Shares of Common Stock
Kiromic BioPharma, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity
a division of Fordham Financial Management, Inc.
           , 2021

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common shares being registered. All amounts, other than the SEC registration fee and FINRA filing fee, are estimates.
Amount
SEC registration fee	$4,364
FINRA fee	3,500
Accounting fees and expenses	300,000
Legal fees and expenses	125,000
Transfer agent fees and expenses	1,000
Printing and related fees	37,000
Miscellaneous fees	4,136
Total	$475,000
Item 14.   Indemnification of Directors and Officers
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.
Our Fourth Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter.
We have entered into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.
We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.   Recent Sales of Unregistered Securities
During the past three years, we issued the following securities, which were not registered under the Securities Act.
Between June 8, 2018 and August 14, 2018, we entered into agreements to issue preferred stock and received advances of $900,000. The advances received under the agreements were recorded as liabilities until the preferred stock was issued and bore interest at a rate of 6.5%. The agreements were amended on September 10, 2018, when, in exchange for additional preferred stock to be issued, the advances no longer bore interest. On December 20, 2018, 2,032,749 shares of Series A-1 Preferred Stock were issued for $912,800, representing the advances received and accrued interest through September 10, 2018.
On December 20, 2018, following the issuance of shares of Series A-1 Preferred Stock described above, the outstanding principal and accrued interest of then outstanding convertible promissory notes was converted into shares of Series A-1 Preferred Stock. At the time of conversion, the outstanding principal and accrued interest attributable to outstanding convertible promissory notes (“the notes”) totaled approximately $7,541,600.
Accordingly, the notes were converted into an aggregate of 18,854,033 shares of Series A-1 Preferred Stock at a conversion price of $0.40 per share.
During 2019, we issued additional convertible promissory notes in the aggregate principal amount of $250,000 to certain investors. The notes accrued interest at a rate of 17% and were to mature on June 1, 2021. These notes were convertible into shares issued in our next financing (as defined in the notes) by dividing the total amount of notes, plus accrued interest, by the applicable conversion price (defined generally as 85% of the lowest per share selling price in the next financing). Prior to the issuance of shares of Series B Preferred Stock (as discussed below), each holder agreed to voluntarily convert the amounts of principal and interest then outstanding into shares of Series A-1 Preferred Stock. Therefore, on August 15, 2019, these notes were converted into an aggregate of 632,123 shares of Series A-1 Preferred Stock at a conversion price of $0.43 per share.
In addition, during 2019, we settled an outstanding account payable with a vendor in the amount of $134,800 by issuing to that vendor a convertible promissory note for the amount owed. That convertible promissory note accrued interest at a rate of 6% and was to mature on June 30, 2020. This note was convertible into shares issued in our next financing (as defined in the note) by dividing the total amount of the convertible promissory note, plus accrued interest, by the applicable conversion price (defined generally as 90% of the lowest per share selling price in the next financing). Prior to the issuance of shares of Series B Preferred Stock (as discussed below), the holder agreed to voluntarily convert the amounts of principal and interest then outstanding into shares of Series A-1 Preferred Stock. Therefore, on August 15, 2019, this note was converted into 303,396 shares of Series A-1 Preferred Stock at a conversion price of $0.45 per share.
On September 7, 2019, we entered into a Series B Preferred Stock purchase agreement with certain investors for the sale of shares of our Series B Preferred Stock at a price of $0.46 per share. On September 13, 2019, we sold an aggregate of 7,608,696 shares for total gross proceeds of approximately $3,500,000. On November 13, 2019, we sold an additional 2,173,913 shares for gross proceeds of $1,000,000. The shares of Series B Preferred Stock had accrued unpaid dividends at an annual rate of 6% per share. On December 6, 2019, the Series B Preferred Stock investors voted in favor of forfeiting all accrued and unpaid dividends, along with all future dividends. In exchange, we issued 87,050 shares of Series B Preferred Stock to the investors.
On January 24, 2020, we issued 4,782,608 shares of Series B Preferred Stock for $2,200,000. On January 29, 2020, we filed a certificate of correction to its amended and restated its certificate of incorporation to authorize the issuance of up to 16,500,000 shares of Series B Preferred Stock. On January 31, 2020, the Company issued an additional 1,739,130 shares of Series B Preferred Stock for $800,000.
We also issued each investor a warrant to purchase 0.0859 shares of common stock for each Series B Preferred Share purchased, or warrants for an aggregate of 1,399,921 shares of common stock (the “Pre-Funded Warrants”). The Pre-Funded warrants had an exercise price of $0.003494 per share and expired ten years after the date of issuance. On June 8, 2020 and June 10, 2020, the holders of all the outstanding Pre-Funded Warrants exercised the warrants for cash and received 1,399,921 shares of common stock upon exercise.
On June 19, 2020, we issued an aggregate of 722,000 shares of common stock to out Chief Financial Officer and Chief Strategy and Innovation Officer for prior services rendered.
No underwriters were involved in these issuances. We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.
Item 16.   Exhibits.
(a)
Exhibits

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1	Fourth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1filed with Form 8-K on October 21, 2021)
3.2	Second Amended and Restated Bylaws of Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 3.5 filed with Amendment No. 1 to Form S-1 on June 26, 2020)
4.1**	Form of Representative’s Warrant
5.1**	Opinion of Sheppard Mullin Richter & Hampton, LLP
10.1†	Employment Agreement between Kiromic BioPharma, Inc. and Tony Tontat (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form S-1 filed on June 26, 2020)
10.2#	License Agreement, dated December 1, 2016, between Mercer University and Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 10.10 filed with Form S-1 on May 11, 2020)
10.3#	License Agreement, dated September 14, 2018, between CGA 369 Intellectual Holdings, Inc. and Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 10.11 filed with Form S-1 on May 11, 2020)
10.4#	Amendment to License Agreement, dated October 16, 2019, between CGA 369 Intellectual Holdings, Inc. and Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 10.12 filed with Form S-1 on May 11, 2020)
10.5#	Amended and Restated License Agreement dated as of November 30, 2020 by and between Longwood University and Kiromic Biopharma, Inc. (incorporated by reference to Exhibit 10.1 filed with Form 8-K on January 29, 2021)
10.6#	Collaboration Agreement, dated February 6, 2020, between University of Texas MD Anderson Cancer Center and Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 10.14 filed with Form S-1 on May 11, 2020)
10.7	Lease Agreement, dated October 9, 2015, between Timothy L. Sharma d/b/a Cambridge Properties and Kiromic, Inc. (incorporated by reference to Exhibit 10.15 filed with Form S-1 on May 11, 2020)
10.8	Second Amendment to Lease Agreement, dated May 6, 2016, between Cambridge Properties and Kiromic, Inc. (incorporated by reference to Exhibit 10.16 filed with Form S-1 on May 11, 2020)
10.9	Third Amendment to Lease Agreement, dated November 7, 2018, between Cambridge Properties and Kiromic, Inc. (incorporated by reference to Exhibit 10.17 filed with Form S-1 on May 11, 2020)
10.10	Fourth Amendment to Lease Agreement, dated October 8, 2019, between Cambridge Properties and Kiromic, Inc. (incorporated by reference to Exhibit 10.18 filed with Form S-1 on May 11,

Exhibit No.	Description
2020)
10.11*#	Fifth Amendment to Lease Agreement, dated December 2, 2020, between Cambridge Properties and Kiromic BioPharma, Inc.
10.12*#	Sixth Amendment to Lease Agreement, dated March 22, 2021, between Cambridge Properties and Kiromic BioPharma, Inc.
10.13†	Employment Agreement dated January 1, 2020 between Kiromic BioPharma, Inc and Scott Dahlbeck (incorporated by reference to Exhibit 10.19 filed with Amendment No. 1 to Form S-1 on June 26, 2020)
10.14†	Employment Agreement between Kiromic BioPharma, Inc. and Gianluca Rotino (incorporate by reference to Exhibit 10.20 to Amendment No. 1 to Form S-1 dated June 26, 2020)
10.15†	Employment Agreement between Kiromic BioPharma, Inc. and Maurizio Chiriva Internati (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to Form S-1 dated June 26, 2020)
10.16†	Kiromic, Inc. 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to Form S-1 on May 11, 2020)
10.17#	Joint venture agreement, dated April 6, 2020, between Molipharma S.R.L. and Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 10.28 filed with Form S-1 on May 11, 2020)
10.18†	Form of Director Services Agreement between Kiromic BioPharma, Inc. and all independent directors (incorporated by reference to Exhibit 10.24 filed with Amendment No. 1 to Form S-1 on June 26, 2020)
10.19	Form of Director Indemnification Agreement between Kiromic BioPharma, Inc. and all independent directors (incorporated by reference to Exhibt 10.25 filed with Amendment No.1 to Form S-1 on June 26, 2020)
10.20	Strategic Alliance Agreement by and between Kiromic BioPharma, Inc. and Leon Office (H.K.) Ltd, effective as of January 28, 2021 (incorporate by reference to Exhibit 10.1 to Form 8-K filed on February 12, 2021)
10.21†	Employment Agreement between Kiromic BioPharma, Inc. and Ignacio Nunez (incorporated by reference to Exhibit 10.1 to Form 8-K filed on June 7, 2021)
23.1**	Consent of Sheppard Mullin Richter & Hampton, LLP (included in Exhibit 5.1)
23.2**	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24.1*	Power of Attorney (included in the signature page)

*
Filed herewith

**
To be filed by amendment

†
Executive Compensation Plan or Agreement

#
Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

(b)
Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.
Item 17.   Undertakings
(a)
The undersigned registrant hereby undertakes as follows:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or our securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on       , 2021.
KIROMIC BIOPHARMA, INC.
By:
Maurizio Chiriva Internati Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of Maurizio Chiriva Internati and Tony Tontat as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file a new registration statement under Rule 461, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
SIGNATURE	TITLE	DATE
Maurizio Chiriva Internati	Chairman and Chief Executive Officer (principal executive officer)	, 2021
Tony Tontat	Chief Financial Officer and Director (principal financial and accounting officer)	, 2021
Gianluca Rotino	Director	, 2021
Pietro Bersani	Director	, 2021
Americo Cicchetti	Director	, 2021

SIGNATURE	TITLE	DATE
Michael Nagel	Director	, 2021
Jerry Schneider	Director	, 2021